Uranium Participation Corporation

Atriu 07027640 nto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
niumparticipation.com

October 26, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

SUPPL

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Interim Financial Statements dated August 31, 2007 – English
Interim Financial Statements dated August 31, 2007 – French
Management Report of Fund Performance dated August 31, 2007 – English
Management Report of Fund Performance dated August 31, 2007 – French
Material Change Report dated October 3, 2007 – English
Material Change Report dated October 3, 2007 – French
Notice of Annual Meeting of Shareholders on June 8, 2007 – French
Management Information Circular dated April 30, 2007 – French
Annual Information Form dated April 30, 2007 – French
Final Short Form Prospectus dated October 11, 2007 – English
Final Short Form Prospectus dated October 11, 2007 – French
Press Release dated October 16, 2007
Press Release dated October 18, 2007
Interim Report dated August 31, 2007 – English – Mailed to Shareholders
Material Change Report dated October 22, 2007 – English

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

10/30

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

Interim Report dated August 31, 2007 – English – Mailed to Shareholders

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: [signature]

Title: Corporate Secretary

Date: October 26, 2007

URANIUM PARTICIPATION CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007

(Unaudited)

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT AUGUST 31, 2007 AND FEBRUARY 28, 2007 (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	August 2007	February 2007
Assets		
Investments at market value	$ 729,708	$ 676,670
(at cost: August-$415,056; February-$305,745)		
Cash and cash equivalents	1,094	867
Sundry receivables and other assets	1,698	1,038
Income taxes receivable	183	275
Future income taxes (note 3)	8,411	7,360
	$ 741,094	$ 686,210
Liabilities		
Accounts payable and accrued liabilities	855	1,031
Income taxes payable	106	106
Loan payable (note 5)	–	11,600
Future income taxes (note 3)	83,596	94,109
Net assets	$ 656,537	$ 579,364
Net assets represented by		
Common shares (note 4)	$ 425,850	$ 299,759
Warrants (note 4)	2,455	6,003
Contributed surplus (note 4)	30	–
Retained earnings	228,202	273,602
	$ 656,537	$ 579,364
Common shares		
Issued and outstanding	59,857,091	48,473,727
Net asset value per common share		
Basic	$ 10.97	$ 11.95
Diluted	$ 10.97	$ 11.43

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Income		
Interest	$ 184	$ 181
Income from investment lending (note 6)	3,925	–
Unrealized gains/(losses) on investments	(56,272)	45,256
	(52,163)	45,437
Operating expenses		
Management fees (note 5)	1,047	375
Storage fees	467	287
Audit fees	23	5
Directors fees	51	56
Legal and other professional fees	168	30
Shareholder information and other compliance	111	117
General office and miscellaneous	105	45
Interest and other debt related expenses	95	210
Foreign exchange loss	1,281	615
	3,348	1,740
Increase/(decrease) in net assets from operations before taxes	(55,511)	43,697
Income tax provision/(recovery) (note 3)	(10,111)	11,609
Increase/(decrease) in net assets from operations after taxes	(45,400)	32,088
Opening retained earnings	273,602	16,228
Closing retained earnings	228,202	48,316
Increase/(decrease) in net assets from operations per common share (note 4)		
Weighted average common shares outstanding	56,307,359	34,464,873
Basic	$ (0.81)	$ 0.93
Diluted	$ (0.81)	$ 0.90

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Net assets at beginning of period	$ 579,364	$ 175,010
Net proceeds from issue of units and shares, after tax	122,573	50,298
Increase/(decrease) in net assets from operations after taxes	(45,400)	32,088
Net assets at end of period	$ 656,537	$ 257,396

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Operating Activities		
Increase/(decrease) in net assets from operations after taxes	$ (45,400)	$ 32,088
Adjustments for non-cash items:		
Unrealized (gains)/losses on investments	56,272	(45,256)
Future income tax provision/(recovery)	(10,132)	11,785
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(660)	(121)
Change in income taxes receivable	93	(276)
Change in accounts payable and accrued liabilities	(176)	285
Change in income taxes payable	–	(324)
Net cash used in operating activities	(3)	(1,819)
Investing Activities		
Purchases of uranium investments	(109,311)	(59,815)
Net cash used in investing activities	(109,311)	(59,815)
Financing Activities		
Repayments of loans payable	(11,600)	–
Share and warrant issues net of issue costs	121,141	49,360
Net cash generated by financing activities	109,541	49,360
Increase (decrease) in cash and cash equivalents	227	(12,274)
Cash and cash equivalents - beginning of period	867	13,996
Cash and cash equivalents - end of period	$ 1,094	$ 1,722

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT AUGUST 31, 2007 (Unaudited)

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 425,465
Uranium hexafluoride ("UF_6") [2]	1,200,000 KgU	$ 217,963	$ 304,243
		$ 415,056	$ 729,708
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 95.08
- In United States dollars		$ 37.91	$ 90.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 253.54
- In United States dollars		$ 161.81	$ 240.00

(1) The market values have been translated to Canadian dollars using the August 31, 2007 noon foreign exchange rate of 1.0564.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended August 31, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2007.

New Accounting Standards

On April 1, 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3855, "Financial Instruments - Recognition and Measurement" of the CICA Handbook which establishes standards for the fair valuation of investments as well as the accounting treatment of transaction costs. Section 3855 applies to fiscal years beginning on or after October 1, 2006. The new accounting standard has no significant impact on the Company.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund corporation and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Increase/(decrease) in net assets from operations before income taxes	$(55,511)	$ 43,697
Combined federal and Ontario provincial income tax rate	36.12%	36.12%
Computed income tax expense/(recovery)	(20,051)	15,783
Operating loss carry-back	(23)	(111)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	8,880	(1,718)
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	822	(2,374)
Tax impact of non-deductible expenses	115	93
Other	146	(64)
Provision for income taxes	$ (10,111)	$ 11,609
Provision for (recovery of) income taxes comprised of:		
Current tax expense/(recovery)	$ 21	$ (176)
Future tax expense/(recovery)	(10,132)	11,785
	$ (10,111)	$ 11,609

The components of the Company's future tax balances as at August 31, 2007 and 2006 are as follows:

(in thousands of Canadian dollars)	August 2007	August 2006
Future tax assets:		
Tax benefit of share issue costs	$ 3,923	$ 2,549
Tax benefit of loss carryforwards	4,488	2,397
Future tax assets	$ 8,411	$ 4,946
Future tax liabilities:		
Unrealized gain on investments	$ 83,905	$ 20,931
Tax benefit of loss carryforwards	(309)	(151)
Future tax liabilities	$ 83,596	$ 20,780

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the six months ended August 31, 2007 is as follows:

(in thousands of Canadian dollars)	August 2007
Common shares – beginning of period	$299,759
Shares issued pursuant to:	
Common share financings	
Gross proceeds on new issues	94,900
Less: Issue costs	(4,341)
Add: Tax effect of issue costs	1,432
Warrant activity	
Gross proceeds from exercises	30,582
Add: Fair value transfer from warrants	3,518
Common shares – end of period	$425,850

The movement in the number of common shares for the six months ended August 31, 2007 is as follows:

(in number of shares)	August 2007
Common shares – beginning of period	48,473,727
Shares issued pursuant to:	
New issues	6,500,000
Warrant exercises	4,883,364
Common shares – end of period	59,857,091

Common share financings

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

Warrants

The movement in warrants for the six months ended August 31, 2007 is as follows:

(in thousands of Canadian dollars)	August 2007
Warrants – beginning of period	$ 6,003
Warrants issued during the period	–
Warrants exercised during the period	(3,518)
Warrants expired during the period	(30)
Warrants – allocated fair value end of period	$ 2,455
Warrant allocated fair value comprised of:	
May 2005 equity unit financing	–
September 2006 equity unit financing	2,455
	$ 2,455

The movement in the number of warrants for the six months ended August 31, 2007 is as follows:

(in number of warrants)	August 2007
Warrants – beginning of period	7,753,624
Warrants issued during the period	–
Warrants exercised during the period	(4,883,364)
Warrants expired during the period	(41,461)
Warrants – end of period	2,828,799
Warrants outstanding by issue:	
May 2005 equity unit financing	–
September 2006 equity unit financing	2,828,799
	2,828,799

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. The May 2005 equity unit financing warrants were fully exercised or expired as of May 10, 2007. As at August 31, 2007, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and fully diluted increase in net assets from operations per common share was based on the following weighted average number of shares outstanding for the six months ended August 31, 2007:

(in number of shares)	August 2007
Weighted average number of shares outstanding:	
Basic	56,307,359
Add: Warrant Dilution	–
Fully diluted	56,307,359

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp entered into a credit agreement with the Manager in September 2006 for a revolving facility of up to $15,000,000 that was terminated on April 10, 2007. Uranium Corp had drawn and repaid $11,600,000 under the facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with related parties during the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Fees incurred with the Manager:		
Management fees	$ 1,047	$ 375
Equity financing fees (1)	200	200
Commissions on purchases of uranium (2)	1,615	884
Shareholder Information and other compliance	6	30
General office and miscellaneous	1	8
Interest and other debt related expenses		
Facility arrangement fees	–	100
Interest on loan payable	91	88
Standby fees on line of credit	4	22
Total fees incurred with related parties	$ 2,964	$ 1,707

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

(2) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at August 31, 2007, accounts payable and accrued liabilities included $158,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at August 31, 2007, the outstanding value of investments lent and collateral held is as follows:

Investment (in thousands of Canadian dollars)	Quantity of Measure	Market Value of Investments Lent	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 126,768	$ 163,711

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. SUBSEQUENT EVENTS

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

On September 28, 2007, the Manager agreed to purchase, conditional on financing, for and on behalf of Uranium Corp., 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

On October 1, 2007, Ux Consulting Company reported a spot price of US$75.00 per pound for U_3O_8 which equates to a UF_6 Value of US$207.46 per KgU.

URANIUM PARTICIPATION CORPORATION

ÉTATS FINANCIERS CONSOLIDÉS

28 FÉVRIER 2007

RESPONSABILITÉ DE L'INFORMATION FINANCIÈRE

Aux actionnaires d'Uranium Participation Corporation

La direction de la société est responsable de l'intégrité et de la fidélité de la présentation des présents états financiers consolidés. Les états financiers consolidés ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada et ont été examinés par le comité de vérification et approuvés par le conseil d'administration.

La préparation des états financiers exige la sélection de conventions comptables appropriées, conformes aux principes comptables généralement reconnus. Elle oblige également la direction à avoir recours à des estimations et à faire preuve de jugement afin de présenter fidèlement et de manière uniforme la situation financière consolidée de la société. Il faut recourir à des estimations lorsqu'il est impossible de clore de façon certaine les opérations ayant une influence sur l'exercice écoulé avant que des renseignements ultérieurs ne soient disponibles. Il incombe également à la direction de la société de maintenir des systèmes de contrôle interne de haute qualité relatifs à la comptabilité et à l'administration, et ce, à un coût acceptable. Ces systèmes sont conçus pour assurer l'exactitude et la fiabilité de l'information financière, à tous les égards importants, ainsi que la comptabilisation appropriée et la protection adéquate de l'actif de la société. La direction de la société est d'avis que ces systèmes de contrôle interne fonctionnent efficacement et elle s'est donc appuyée sur ceux-ci pour dresser les états financiers.

PricewaterhouseCoopers s.r.l./s.e.n.c.r.l., comptables agréés, sont les vérificateurs externes indépendants nommés par les actionnaires pour examiner les états financiers de la société et présenter un rapport. Le rapport des vérificateurs de PricewaterhouseCoopers décrit l'étendue et la nature de l'examen et exprime une opinion sur les états financiers consolidés.

Le conseil d'administration de la société est chargé de s'assurer que la direction s'acquitte de ses responsabilités en matière de présentation de l'information financière et il est l'ultime responsable de l'examen et de l'approbation des états financiers consolidés et du rapport de gestion qui les accompagne. Le conseil d'administration délègue ces fonctions au comité de vérification qui se compose de trois administrateurs nommés chaque année, dont aucun n'est membre de la direction.

Le comité de vérification tient une réunion au moins deux fois par an avec la direction et les vérificateurs indépendants, afin de veiller à ce que la direction et les vérificateurs indépendants s'acquittent convenablement de leurs responsabilités. Les vérificateurs externes indépendants ont plein accès au comité de vérification, que la direction soit présente ou non. Le comité de vérification examine notamment les questions relatives à la qualité du contrôle interne, à la vérification et à la présentation de l'information financière. Il examine les états financiers consolidés et le rapport des vérificateurs indépendants, ainsi que tout document d'information publique comprenant des renseignements financiers, et il fait rapport de ses constatations au conseil d'administration avant que celui-ci n'approuve l'information soumise aux actionnaires. Le comité fait également des recommandations sur la nomination et le renouvellement du mandat des vérificateurs indépendants de la société, aux fins d'examen par le conseil et d'approbation par les actionnaires.

Le président,
(signature)
E. Peter Farmer
Le 26 avril 2007

Le chef des finances,
(signature)
James R. Anderson

Rapport des vérificateurs

Aux actionnaires d'Uranium Participation Corporation

Nous avons vérifié le portefeuille de placements consolidé d'**Uranium Participation Corporation** (« Uranium Corp. ») au 28 février 2007, les états consolidés de l'actif net au 28 février 2007 et 2006 et les états consolidés des résultats, de l'évolution de l'actif net et des flux de trésorerie de l'exercice terminé le 28 février 2007 et de la période allant du 15 mars 2005 au 28 février 2006. La responsabilité de ces états financiers incombe à la direction d'Uranium Corp. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers donnent, à tous les égards importants, une image fidèle de la situation financière consolidée d'Uranium Corp. au 28 février 2007 et 2006 ainsi que des résultats de son exploitation, de l'évolution de son actif net et de ses flux de trésorerie pour l'exercice terminé le 28 février 2007 et la période allant du 15 mars 2005 au 28 février 2006 selon les principes comptables généralement reconnus du Canada.

(signé) PricewaterhouseCoopers s.r.l./s.e.n.c.r.l.

Comptables agréés, experts-comptables autorisés

Toronto, Canada
Le 26 avril 2007

URANIUM PARTICIPATION CORPORATION
ÉTATS CONSOLIDÉS DE L'ACTIF NET
28 FÉVRIER 2007 ET 2006

(en milliers de dollars canadiens, sauf les montants par action)	Février 2007		Février 2006	
Actif				
Placements à la valeur marchande (coût : 305 745 $ en 2007 et 139 569 $ en 2006)	676 670	$	166 489	$
Trésorerie et équivalents de trésorerie	867		13 996	
Comptes débiteurs divers et autres actifs	1 038		172	
Impôts sur les bénéfices à recouvrer	275		-	
Impôts sur les bénéfices futurs (note 3)	7 360		4 131	
	686 210	$	184 788	$
Passif				
Comptes créditeurs et charges à payer	1 031		336	
Impôts sur les bénéfices à payer	106		324	
Emprunt (note 5)	11 600			
Impôts sur les bénéfices futurs (note 3)	94 109		9 118	
Actif net	579 364	$	175 010	$
Éléments représentant l'actif net				
Actions ordinaires (note 4)	299 759		155 183	
Bons de souscription (note 4)	6 003		3 599	
Bénéfices non répartis	273 602		16 228	
	579 364	$	175 010	$
Actions ordinaires				
Émises et en circulation	48 473 727		30 751 325	
Valeur liquidative par action ordinaire				
De base	11,95	$	5,69	$
Diluée	11,43	$	5,69	$

Les notes ci-jointes font partie intégrante des présents états financiers.

AU NOM DU CONSEIL D'ADMINISTRATION D'URANIUM PARTICIPATION CORPORATION :

(signé) Richard H. McCoy
Administrateur

(signé) Garth A. C. MacRae
Administrateur

URANIUM PARTICIPATION CORPORATION
ÉTATS CONSOLIDÉS DES RÉSULTATS
EXERCICES TERMINÉS LES 28 FÉVRIER 2007 ET 2006

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Produits				
Intérêts	472	$	661	$
Produits tirés du prêt de placements (note 6)	942		-	
Gains non réalisés sur les placements	344 005		26 920	
	345 419		27 581	
Charges d'exploitation				
Frais de gestion (note 5)	1 397		423	
Frais d'entreposage	780		262	
Honoraires de vérification	17		30	
Jetons de présence des administrateurs	106		93	
Honoraires juridiques et autres	94		10	
Information aux actionnaires et autres mesures liées à la conformité	222		135	
Frais généraux et frais divers	123		85	
Intérêts et autres charges liées à la dette	378			
Perte de change	618		1 766	
	3 735		2 804	
Augmentation de l'actif net liée aux activités avant impôts	341 684		24 777	
Charge d'impôts (note 3)	84 310		8 549	
Augmentation de l'actif net liée aux activités après impôts	257 374		16 228	
Bénéfices non répartis au début de l'exercice	16 228		-	
Bénéfices non répartis à la fin de l'exercice	273 602		16 228	
Augmentation de la valeur liquidative liée aux activités par action ordinaire (note 4)				
Nombre moyen pondéré d'actions ordinaires en circulation	40 991 927		22 239 774	
De base	6,28	$	0,73	$
Dilué	6,01	$	0,73	$

1) Exercice terminé le 28 février 2007.
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006.

Les notes ci-jointes font partie intégrante des présents états financiers.

URANIUM PARTICIPATION CORPORATION
ÉTATS DE L'ÉVOLUTION DE L'ACTIF NET
EXERCICES TERMINÉS LES 28 FÉVRIER 2007 ET 2006

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Actif net au début de l'exercice	175 010	$	-	
Produit net de l'émission d'unités et d'actions	Après taxes			$
Augmentation de l'actif net liée aux activités après impôts	257 374		16 228	
Actif net à la fin de l'exercice	579 364	$	175 010	$

URANIUM PARTICIPATION CORPORATION
ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE
EXERCICES TERMINÉS LES 28 FÉVRIER 2007 ET 2006

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Activités d'exploitation				
Augmentation de l'actif net liée aux activités après impôts	257 374	$	16 228	$
Ajustements liés aux éléments hors trésorerie				
Gains non réalisés sur les placements	(344 005)		(26 920)	
Charge d'impôts futurs	84 380		8 225	
Variation des éléments hors trésorerie du fonds de roulement				
Variation des comptes débiteurs divers et autres actifs	(866)		(172)	
Variation des impôts sur les bénéfices à recouvrer	-		(275)	
Variation des comptes créditeurs et charges à payer	695		336	
Variation des impôts sur les bénéfices à payer	(218)		324	
Flux de trésorerie liés aux activités d'exploitation	(2 915)		(1 979)	
Activités d'investissement				
Achat de placements dans l'uranium	(166 176)		(139 569)	
Flux de trésorerie liés aux activités d'investissement	(166 176)		(139 569)	
Activités de financement				
Nouveaux emprunts	11 600		-	
Émission d'actions et de bons de souscription, déduction faite des frais d'émission	144 362		155 544	
Flux de trésorerie liés aux activités de financement	155 962		155 544	
Augmentation (diminution) de la trésorerie et des équivalents de trésorerie	(13 129)		13 996	
Trésorerie et équivalents, au début de l'exercice	13 996		-	
Trésorerie et équivalents, à la fin de l'exercice	867	$	13 996	$

1) Exercice terminé le 28 février 2007.
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006.

Les notes ci-jointes font partie intégrante des présents états financiers.

URANIUM PARTICIPATION CORPORATION
PORTEFEUILLE DE PLACEMENTS CONSOLIDÉ
28 FÉVRIER 2007

(en milliers de dollars canadiens, sauf les quantités)	Quantité	Coût moyen		Valeur marchande[1]	
Placements dans l'uranium					
Concentrés d'oxyde d'uranium (« U_3O_8 »)	4 200 000 lbs	158 388	$	417 690	$
Hexafluorure d'uranium (« UF_6 »)	950 000 kgU	147 357	$	258 980	$
		305 745	$	676 670	$
Coût moyen et valeur marchande par livre d'U_3O_8					
En dollars canadiens		37,71	$	99,45	$
En dollars américains		31,75	$	85,00	$
Coût moyen d'UF_6 et valeur marchande par kgU					
En dollars canadiens		155,11	$	272,61	$
En dollars américains		138,55	$	233,00	$

1) La valeur marchande a été convertie en dollars canadiens au taux de change de 1,1700 en vigueur à midi le 28 février 2007.

Les notes ci-jointes font partie intégrante des présents états financiers.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation (« Uranium Corp. ») a été constituée en vertu de la *Loi sur les sociétés par actions* (Ontario) (la « Loi ») le 15 mars 2005. Uranium Corp. est un fonds d'investissement, selon la définition établie par les autorités canadiennes en valeurs mobilières dans le « Règlement 81-106 sur l'information continue des fonds d'investissement ». Uranium Corp. a été créée en vue d'investir la quasi-totalité de son actif dans des concentrés d'oxyde d'uranium (U_3O_8) et dans de l'hexafluorure d'uranium (UF_6) (collectivement, de l'« uranium »), le principal objectif de placement étant d'obtenir une plus-value des avoirs d'uranium. Uranium Corp. est cotée à la Bourse de Toronto sous le symbole « U ».

2. PRINCIPALES CONVENTIONS COMPTABLES

Mode de présentation

Les états financiers consolidés ci-joints comprennent l'actif, le passif, les produits et les charges d'Uranium Corp. et de ses filiales en propriété exclusive, Uranium Participation Alberta Corp. et Uranium Participation Cyprus Limited. Les états financiers consolidés ont été dressés conformément aux principes comptables généralement reconnus du Canada (les « PCGR »). Tous les soldes et opérations intersociété importants ont été éliminés au moment de la consolidation.

Utilisation d'estimations

La préparation des états financiers conformément aux PCGR du Canada exige de la direction qu'elle fasse des estimations et établisse des hypothèses qui touchent les montants présentés à l'actif et au passif à la date des états financiers, ainsi que les montants présentés à l'égard des produits et des charges durant l'exercice visé. Les résultats réels pourraient différer sensiblement de ces estimations.

Principales conventions comptables

a) Placements

Les placements dans l'uranium sont évalués à leur juste valeur en fonction du prix au comptant de l'uranium publié par Ux Consulting Company, LLC avant la période de déclaration pertinente, lequel est converti en dollars canadiens au taux de change en vigueur à la fin du mois.

Le coût des placements dans l'uranium est comptabilisé à la date où les risques et les avantages importants inhérents à l'uranium ont été transférés à Uranium Corp. et est converti en dollars canadiens au taux de change en vigueur à cette date. Le coût des placements comprend les commissions d'achat capitalisées et est calculé selon la méthode du coût moyen.

Les gains ou les pertes réalisés et non réalisés sur l'uranium représentent l'écart entre la juste valeur et le coût moyen des placements dans l'uranium, ajustés en fonction des variations du taux de change, en dollars canadiens.

b) Prêts de placements

Les produits tirés du prêt de placements figurent à l'état consolidé des résultats et sont constatés lorsqu'il sont gagnés.

c) Conversion de devises

Les états financiers d'Uranium Corp. sont exprimés en dollars canadiens. Les actifs et les passifs monétaires en devises sont convertis en dollars canadiens au taux de change en vigueur à la date de la période de déclaration pertinente. Les produits et les charges découlant d'opérations en devises sont convertis en dollars canadiens au taux de change en vigueur à la date de l'opération. Les fluctuations des taux de change utilisés pour évaluer les actifs et les passifs monétaires entre la date de l'opération et la date de déclaration pertinente sont constatées à l'état des résultats à titre de gain ou de perte de change.

d) Trésorerie et équivalents de trésorerie

La trésorerie et les équivalents de trésorerie se composent de l'encaisse et des placements à court terme hautement liquides dans des titres de créance des gouvernements ou des titres de créance de qualité émis par des sociétés. Les placements à court terme, y compris les intérêts courus, sont inscrits au coût, qui correspond approximativement à la juste valeur.

e) Impôts à payer

La taxe sur le capital imposée aux grandes entreprises canadiennes est classée dans les impôts à payer et est par conséquent incluse dans la charge d'impôts à même le montant déclaré de passif d'impôts et de charge d'impôts exigibles.

Uranium Corp. suit la méthode axée sur le bilan pour la comptabilisation de ses impôts futurs. Selon cette méthode, les impôts exigibles sont constatés à partir des impôts à payer estimatifs pour l'exercice écoulé. Les écarts temporaires entre la valeur comptable et la valeur fiscale d'un actif ou d'un passif déterminent la valeur des actifs et des passifs d'impôts futurs. Les actifs et passifs d'impôts futurs sont calculés selon les taux d'imposition pratiquement en vigueur et les lois qui devraient s'appliquer lorsque les écarts temporaires sont censés se résorber. Les avantages liés aux pertes fiscales qui peuvent être reportées en avant sont constatés à titre d'actifs s'il est plus probable qu'improbable que celles-ci pourront être déduites des bénéfices imposables futurs.

3. IMPÔTS SUR LES BÉNÉFICES

Contrairement à la plupart des fonds d'investissement, Uranium Corp. n'est pas considérée comme une fiducie de fonds commun de placement et, par conséquent, elle est assujettie aux dispositions fiscales générales de la *Loi de l'impôt sur le revenu* visant l'impôt sur le bénéfice des sociétés. Uranium Corp. exerce ses activités dans plusieurs territoires fiscaux et le bénéfice qu'elle en dégage est soumis à différents taux d'imposition. Le tableau suivant présente un rapprochement des impôts sur les bénéfices, calculés selon le taux combiné fédéral et provincial en Ontario, au Canada, et de la charge d'impôts figurant à l'état consolidé des résultats pour les exercices terminés les 28 février 2007 et 2006 :

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Augmentation de l'actif net liée aux activités avant impôts	341 684	$	24 777	$
Taux d'imposition combiné fédéral et provincial en Ontario	36,12	%	36,12	%
Charge d'impôts calculée	123 416		8 949	
Excédent de l'impôt des grandes sociétés sur la surtaxe	(65)		212	
Perte d'exploitation reportée en arrière	(112)		-	
Écart entre le taux d'imposition combiné fédéral et provincial en Ontario et les taux applicables aux filiales dans d'autres territoires	(29 300)		(612)	
Variation du taux d'imposition futur	(9 718)		-	
Autres	89			
Charge d'impôts	84 310	$	8 549	$
Composition de la charge (de l'économie) d'impôts				
Charge (recouvrement) d'impôts exigibles	(70)	$	324	$
Charge d'impôts futurs	84 380		8 225	
	84 310	$	8 549	$

1) Exercice terminé le 28 février 2007.
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006.

Le solde d'impôts sur les bénéfices futurs de la société aux 28 février 2007 et 2006 se compose de ce qui suit :

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Actifs d'impôts futurs				
Avantage fiscal lié aux frais d'émission d'actions	3 893	$	2 590	$
Avantage fiscal lié au report en avant de pertes	3 467		1 541	
Actifs d'impôts futurs	7 360	$	4 131	$
Passifs d'impôts futurs				
Gain non réalisé sur les placements	94 109	$	9 118	$
Passif d'impôts futurs	94 109	$	9 118	$

4. ACTIONS ORDINAIRES, BONS DE SOUSCRIPTION ET AUGMENTATION DE LA VALEUR LIQUIDATIVE PAR ACTION

Actions ordinaires

Uranium Corp. est autorisée à émettre un nombre illimité d'actions ordinaires sans valeur nominale.

La variation des actions ordinaires pour les exercices terminés les 28 février 2007 et 2006 est la suivante :

(en milliers de dollars canadiens)	Février 2007[1)]		Février 2006[2)]	
Actions ordinaires au début de l'exercice	155 183	$	-	$
Actions émises pour les motifs suivants :				
Financements sous forme d'actions ordinaires				
Produit brut des nouvelles émissions	151 751		164 500	
Moins : attribution du produit aux bons de souscription émis	(2 466)		(3 600)	
Moins : frais d'émission	(7 934)		(8 964)	
Ajouter : incidence fiscale des frais d'émission	2 618		3 238	
Exercice de bons de souscription				
Produit brut	545		8	
Plus : transfert de la juste valeur des bons de souscription	62		1	
Actions ordinaires à la fin de l'exercice	299 759	$	155 183	$

La variation du nombre d'actions ordinaires pour les exercices terminés les 28 février 2007 et 2006 est la suivante :

(en nombre d'actions)	Février 2007[1)]	Février 2006[2)]
Actions ordinaires au début de l'exercice	30 751 325	-
Actions émises pour les motifs suivants :		
Nouvelle émission	17 636 440	30 750 000
Bons de souscription exercés	85 962	1 325
Actions ordinaires à la fin de l'exercice	48 473 727	30 751 325

1) Exercice terminé le 28 février 2007.
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006.

Financements sous forme d'actions ordinaires

En septembre 2006, Uranium Corp. a émis 11 363 650 unités au prix de 8,80 $ chacune, pour un produit brut total de 100 000 000 $. Chaque unité est composée d'une action ordinaire et d'un quart de bon de souscription. Chaque bon de souscription entier permet au porteur d'acheter une action ordinaire au prix de 12,00 $, avant le 14 septembre 2008. Une part d'environ 2 466 000 $ du produit a été attribuée aux bons de souscription émis.

En mai 2006, Uranium Corp. a émis 6 272 790 actions au prix de 8,25 $ chacune, pour un produit brut total de 51 751 000 $.

En décembre 2005, Uranium Corp. a émis 10 750 000 actions au prix de 6,00 $ chacune, pour un produit brut total de 64 500 000 $.

En mai 2005, Uranium Corp. a émis 20 000 000 d'unités au prix de 5,00 $ chacune, pour un produit brut total de 100 000 000 $. Chaque unité est composée d'une action ordinaire et d'un quart de bon de souscription. Chaque bon de souscription entier permet au porteur d'acheter une action ordinaire au prix de 6,25 $, avant le 10 mai 2007. Une part d'environ 3 600 000 $ du produit a été attribuée aux bons de souscription émis.

Bons de souscription

La variation des bons de souscription pour les exercices terminés les 28 février 2007 et 2006 est la suivante :

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Bons de souscription au début de l'exercice	3 599	$	-	$
Bons de souscription émis au cours de l'exercice	2 466		3 600	
Bons de souscription exercés au cours de l'exercice	(62)		(1)	
Bons de souscription – juste valeur attribuée à la fin de l'exercice	6 003	$	3 599	$
Composition de la juste valeur attribuée des bons de souscription				
Financement sous forme d'unités de mai 2005	3 538	$	3 599	$
Financement sous forme d'unités de septembre 2006	2 465		-	
	6 003	$	3 599	$

La variation du nombre de bons de souscription pour les exercices terminés les 28 février 2007 et 2006 est la suivante :

(en nombre de bons de souscription)	Février 2007[1]	Février 2006[2]
Bons de souscription au début de l'exercice	4 998 675	-
Bons de souscription émis au cours de l'exercice	2 840 911	5 000 000
Bons de souscription exercés au cours de l'exercice	(85 962)	(1 325)
Bons de souscription à la fin de l'exercice	7 753 624	4 998 675
Bons de souscription en cours après émission		
Financement sous forme d'unités de mai 2005	4 914 150	4 998 675
Financement sous forme d'unités de septembre 2006	2 839 474	-
	7 753 624	4 998 675

1) Exercice terminé le 28 février 2007
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006

Lorsque la valeur liquidative liée aux activités par action ordinaire du fonds est supérieure au prix d'exercice des bons de souscription, les bons de souscription ont un effet dilutif. Au 28 février 2007, seuls les bons de souscription de mai 2005 avaient un effet dilutif sur la valeur liquidative du fonds.

Augmentation de la valeur liquidative liée aux activités par action

Le calcul l'augmentation de la valeur liquidative de base et diluée par action ordinaire se fonde sur le nombre moyen pondéré d'actions en circulation ci-dessous pour les exercices terminés les 28 février 2007 et 2006 :

(en nombre d'actions)	Février 2007[1]	Février 2006[2]
Nombre moyen pondéré d'actions en circulation		
De base	40 991 927	22 239 774
Plus : effet dilutif des bons de souscription	1 859 546	47 531
Dilué	42 851 473	22 287 305

1) Exercice terminé le 28 février 2007.
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006.

5. OPÉRATIONS ENTRE APPARENTÉS

Uranium Corp. est partie à une convention de services de gestion conclue avec Denison Mines Inc. (le « gérant »). Aux termes de cette convention, Uranium Corp. versera les honoraires suivants au gérant : a) une commission de 1,5 % sur la valeur brute de tout achat ou de toute vente d'uranium effectué à la demande du conseil d'administration; b) des frais de gestion annuels minimaux de 400 000 $ (plus des coûts décaissés raisonnables), majorés de frais additionnels équivalant à 0,3 % par an de l'actif net d'Uranium Corp. se situant entre 100 000 000 $ et 200 000 000 $, et de 0,2 % par an de l'actif net d'Uranium Corp. excédant 200 000 000 $; c) des frais de 200 000 $ à la conclusion de tout financement par actions lorsque le produit revenant à Uranium Corp. est supérieur à 20 000 000 $; d) des frais de 200 000 $ pour chaque opération ou entente commerciale (autre que l'achat ou la vente d'uranium) dont la valeur brute est supérieure à 20 000 000 $ (« un projet »); et e) des frais annuels d'un maximum de 200 000 $, à la discrétion du conseil, pour couvrir la maintenance ou les travaux associés à un projet.

Conformément à la convention de services de gestion, tous les placements dans l'uranium détenus par Uranium Corp. sont conservés dans des comptes assortis de modalités de conversion au nom de Denison Mines Inc. qui agit à titre de gérant au nom d'Uranium Participation Corporation.

Uranium Participation Corp. est également partie à une convention de crédit temporaire conclue avec le gérant. En septembre 2006, Uranium Corp. a obtenu une marge de crédit de 15 000 000 $ en vue de s'assurer qu'elle dispose des fonds en caisse nécessaires pour honorer ses contrats d'approvisionnement. La facilité de crédit expire le 10 mai 2007 et elle est entièrement garantie par les placements dans l'uranium d'Uranium Corp. L'intérêt sur la facilité de crédit correspond au taux préférentiel des banques canadiennes, majoré de 1 %. Des commissions d'attente s'appliquent aussi, au taux de 1 % du montant engagé aux termes de la facilité. En date du 28 février 2007, Uranium Corp. avait prélevé un montant de 11 600 000 $ sur cette facilité. Le 10 avril 2007, ce montant a été remboursé et la facilité a été annulée.

Uranium Corp. était partie à une convention de crédit avec le gérant aux termes de la quelle ce dernier a mis à la disposition de la société une facilité de crédit renouvelable allant jusqu'à 25 000 000 $ qui a été annulée le 24 mai 2006. La société avait prélevé et remboursé un montant de 10 000 000 $ sur cette facilité.

Le gérant a récemment procédé à une fusion par voie de plan d'arrangement avec International Uranium Corporation. La dénomination sociale de la société issue de la fusion est Denison Mines Corp. (« DMC »). Denison Mines Inc. demeure une filiale en propriété exclusive de DMC.

Les opérations suivantes ont été effectuées avec des apparentés au cours des exercices terminés les 28 février 2007 et 2006 :

(en milliers de dollars canadiens)	Février 2007[1)]		Février 2006[2)]	
Frais engagés auprès du gérant				
Frais de gestion	997	$	423	$
Frais liés à l'établissement de la facilité	400		-	
Frais liés au financement par actions[3)]	400		-	
Commissions à l'achat d'uranium[4)]	2 456		2 063	
Renseignements aux actionnaires et autres mesures liées à la conformité	30		-	
Frais généraux et frais divers	12		34	
Intérêts et autres charges liées aux emprunts				
Intérêts sur l'emprunt	313		-	
Commissions d'attente liées à la marge de crédit	63		-	
Total des frais engagés auprès d'apparentés	4 671	$	2 520	$

1) Exercice terminé le 28 février 2007.
2) Période allant de la date de constitution le 15 mars 2005 au 28 février 2006.
3) Les frais liés au financement par actions engagés auprès du gérant ont été comptabilisés à titre de frais d'émission d'actions et sont compris dans la valeur inscrite des actions ordinaires.
4) Les commissions d'achat engagées auprès du gérant ont été inscrites au bilan et sont comprises dans le coût des placements dans l'uranium.

Au 28 février 2007, les comptes créditeurs et les charges à payer comprennent un montant de 405 000 $ à payer au gérant relativement aux frais indiqués ci-dessus.

6. PRÊTS DE PLACEMENTS

Uranium Corp. a conclu avec un emprunteur une convention visant le prêt d'au plus 500 000 kgU d'UF_6 qui devra être remboursé avant le 31 décembre 2009. Le prêt d'UF_6 est assujetti à des frais d'emprunt de 5 % par année calculés d'après la valeur trimestrielle ajustée des matières et garanti par une lettre de crédit irrévocable d'une institution financière d'envergure assujettie à des ajustements annuels. Au 28 février 2007, l'emprunteur n'avait pas encore commencé le transfert de l'UF_6, mais était assujetti aux frais d'emprunt depuis le 1er janvier 2007.

7. ÉVÉNEMENTS POSTÉRIEURS

Après le 28 février 2007, le gérant a convenu d'acheter, pour les besoins et au nom d'Uranium Corp., 250 000 kgU d'UF_6 à 246,50 $ US par kgU pour un prix total de 61 625 000 $ US (à l'exclusion des commissions).

Le 10 avril 2007, Uranium Corp. a conclu un placement total de 6 500 000 actions ordinaires au prix de 14,60 $ l'action pour un produit brut total de 94 900 000 $. Le produit de ce placement a été utilisé pour financer l'engagement d'achat ci-dessus, rembourser en entier et annuler la facilité de crédit de 11 600 000 $ due au gérant et les finances activités continues de la société.

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2007

DISCLOSURE

This Interim Management Report of Fund Performance contains financial highlights but does not contain either interim or annual financial statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the interim or annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Interim Management Report of Fund Performance is current as of October 2, 2007. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Interim Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. For a list of the principal risks of an investment in Uranium Corp, please refer to the "RISK FACTORS" section of the Company's annual management report of fund performance dated February 28, 2007.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share decreased from $11.95 per share at February 28, 2007 to $10.97 at August 31, 2007 representing a basic net asset value loss of 8.2%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 4.7%.

Uranium Corp's net assets at August 31, 2007 were $656,537,000 representing a 13.3% increase from the net assets of $579,364,000 at February 28, 2007. Of the net asset value increase of $77,173,000 over the period, $122,573,000 was attributable to the after-tax net proceeds of additional equity issues, offset by decrease of $45,400,000 from investment operation performance.

Equity Financing

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total proceeds of $94,900,000.

As at August 31, 2007, Uranium Corp had 59,857,091 common shares and 2,828,799 warrants issued and outstanding. The remaining warrants outstanding were issued in September 2006 (the "2006 warrants") and are exercisable into common shares at $12.00 per warrant. During the period, 4,924,825 warrants were exercised with the majority relating to the May 2005 (the "2005 warrants") warrants that had exercise prices of $6.25.

Since inception, Uranium Corp has raised gross proceeds of $411,151,000 through common share and equity unit financings, with an additional $31,136,000 received through warrant exercises. Uranium Corp invested $415,056,000 or 93.8% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the period, Uranium Corp increased its U_3O_8 holdings by 275,000 pounds, raising its total holdings to 4,475,000 pounds at August 31, 2007. The total average cost of this investment was $197,093,000 or $44.04 per pound. The fair value of this investment at August 31, 2007 was $425,465,000 or $95.08 [(1)] per pound, representing an increase of 115.9%. On a U.S dollar basis, the fair value of this investment has increased by 137.4%.

During the period, Uranium Corp increased its UF_6 holdings by 250,000 KgU, raising its total holdings to 1,200,000 KgU at August 31, 2007. The total average cost of this investment was $217,963,000 or $181.64 per KgU. The fair value of this investment at August 31, 2007 was $304,243,000 or $253.54 [(1)] per KgU, representing an increase of 39.6%. On a U.S dollar basis, the fair value of this investment has increased by 48.3%.

Uranium Corp has loaned 500,000 KgU of UF_6 to a producer, subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral is held in the form of an irrevocable letter of credit from a major financial institution that is subject to adjustment on an annual basis. As at August 31, 2007, the market value of investments lent was $126,768,000 with collateral held of $163,711,000.

(1) Reflects spot prices published by Ux Consulting Company, LLC on August 27, 2007 of US$90.00 per pound for U_3O_8 and US$240.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0564.

Investment Performance

Investment operation results declined by $45,400,000 in the six months ended August 31, 2007, largely due to unrealized losses on uranium investments of $56,272,000 net of tax provision movements of $10,111,000.

Unrealized losses on investments reflect the recent drop in U_3O_8 and UF_6 spot prices. As reported by the Ux Consulting Company, LLC ("UxCo"), spot prices for U_3O_8 increased from US$85.00 per pound at February 2007 to a high of US$136.00 per pound at June 2007 before declining to US$90.00 per pound at August 2007. Similarly, spot prices for UF_6 increased from US$233.00 per KgU at February 2007 to a high of US$360.00 per KgU at June 2007 before declining to US$240.00 per KgU at August 2007. Prices have declined subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Tax Act therefore is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax provision movements reflect an effective tax rate of approximately 18% for the period compared to approximately 27% in prior year's comparable period. This drop in the effective future tax rate is primarily due to uranium investments made through its wholly owned subsidiary, Uranium Participation Cyprùs Limited, resulting in future tax assets and liabilities calculated at rates between 10% and 33%.

RECENT DEVELOPMENTS

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

On September 28, 2007, the Manager agreed to purchase, conditional on financing, for and on behalf of Uranium Corp., 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

As reported by UxCo as at October 1, 2007, the spot price of U_3O_8 has declined to US$75.00 per pound from US$90.00 per pound on August 27, 2007 a decrease of 16.7% while the UF_6 Value has declined to US$207.46 compared to the UF_6 price of US$240.00 per KgU on August 27, 2007, a decrease of **13.6%**.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp

exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp entered into a credit agreement with the Manager in September 2006 for a revolving facility of up to $15,000,000 that was terminated on April 10, 2007. Uranium Corp had drawn and repaid $11,600,000 under the facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with related parties during the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Fees incurred with the Manager:		
Management fees	$ 1,047	$ 375
Equity financing fees [1]	200	200
Commissions on purchases of uranium [2]	1,615	884
Shareholder Information and other compliance	6	30
General office and miscellaneous	1	8
Interest and other debt related expenses		
Facility arrangement fees	-	100
Interest on loan payable	91	88
Standby fees on line of credit	4	22
Total fees incurred with related parties	$ 2,964	$ 1,707

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.
[2] Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at August 31, 2007, accounts payable and accrued liabilities included $158,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance and the interim performance, in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial period.

	August 2007 [1]	February 2007 [2]	February 2006 [3]
Net asset value return/(loss) – basic	(8.2%)	110.0%	18.3%
Net asset value return/(loss) – diluted	(4.0%)	100.9%	18.3%
Market value return/(loss)	(28.6%)	94.1%	40.2%

(1) For the six months ended August 31, 2007.
(2) For the year ended February 28, 2007.
(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	August 2007 [1]	February 2007 [2]	February 2006 [3]
Net asset value return – basic	128.1%	148.4%	18.3%
Net asset value return – diluted	128.1%	137.6%	18.3%
Market value return	94.2%	172.1%	40.2%
S&P / TSX Composite Index [4]	43.9%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to August 31, 2007.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2007.
(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.
(4) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at August 31, 2007:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 425,465
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 304,243
		$ 415,056	$ 729,708
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 95.08
- In United States dollars		$ 37.91	$ 90.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 253.54
- In United States dollars		$ 161.81	$ 240.00

(1) The market values have been translated to Canadian dollars using the August 31, 2007 noon foreign exchange rate of 1.0564.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's unaudited interim and audited annual financial statements.

Net Asset Value per Share

	August 2007 [(1)]	February 2007 [(2)]	February 2006 [(3)]
Net Asset Value per Share – Basic:			
Net asset value, beginning of period [(3)]	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [(4)]:			
Total revenue	$ 0.07	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.06)	$ (0.09)	$ (0.13)
Income tax provision	$ 0.18	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (1.00)	$ 8.39	$ 1.21
Total increase (decrease) from operations	$ (0.81)	$ 6.27	$ 0.73
Net asset value, end of period [(4)]	$ 10.97	$ 11.95	$ 5.69
Net asset value per share – diluted:			
Net asset value, beginning of period [(4)]	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [(4)]:			
Total revenue	$ 0.07	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.06)	$ (0.09)	$ (0.13)
Income tax provision	$ 0.18	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (1.00)	$ 8.03	$ 1.21
Total increase (decrease) from operations	$ (0.81)	$ 6.00	$ 0.73
Net asset value, end of period [(4)]	$ 10.97	$ 11.43	$ 5.69

(1) For the six months ended August 31, 2007.

(2) For the twelve months ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006. At May 10, 2005, the net asset value of the fund was $4.81.

(4) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	August 2007 (1)	February 2007 (2)	February 2006 (3)
Total net assets, end of the period (000's)	$ 656,537	$ 579,364	$175,010
Number of common shares outstanding (000's)	59,857	48,474	30,751
Management expense ratio (4)			
Total expenses before taxes	0.44%	1.11%	2.38%
Income tax provision/(recovery)	(1.32%)	25.05%	7.26%
Portfolio turnover rate	–	–	–
Trading expense ratio (5)	0.21%	0.73%	1.75%
Closing market price per common share on the TSX (6)	$ 10.10	$ 14.15	$ 7.29

(1) For the six months ended August 31, 2007.

(2) For the twelve months ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(5) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

(6) On May 10, 2005 the closing market price per common share on the TSX was $5.20.

Uranium Participation Corporation
Rapport annuel de la direction sur le rendement du fonds
28 février 2007

PRÉSENTATION D'INFORMATIONS

Le présent rapport annuel de la direction sur le rendement du fonds comprend des faits saillants financiers, mais non les états financiers annuels complets et vérifiés d'Uranium Participation Corporation (« Uranium Corp. »). Vous pouvez obtenir sur demande et sans frais une copie des états financiers annuels vérifiés par téléphone, au 416-979-1991, par la poste, au 595 Bay Street, suite 402, Toronto (Ontario) M5G 2C2, ou par Internet, en visitant notre site Web à l'adresse www.uraniumparticipation.com ou le site de SEDAR à www.sedar.com. Il est aussi possible de communiquer avec nous pour obtenir une copie du relevé de portefeuille trimestriel d'Uranium Corp.

Uranium Corp. détient des produits de base, et non des placements en titres de participation. La société ne dispose donc pas de documents d'information sur le vote par procuration, ni de politiques et de méthodes à cet égard.

Le présent rapport annuel de la direction sur le rendement du fonds est daté du 26 avril 2007. Tous les montants sont exprimés en dollars canadiens, sauf indication contraire.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le rapport annuel de la direction sur le rendement du fonds comprend des énoncés et des renseignements prospectifs fondés sur les attentes, les estimations, les hypothèses et les opinions actuelles de la société. En général, on reconnaît les énoncés prospectifs à l'emploi de termes, tels que « peut », « s'attendre », « a l'intention », « estimer », « prévoir », « planifier », « devrait », « croire » ou « continuer », ou de ces termes à la forme négative, ou encore d'autres expressions similaires.

De par leur nature, les énoncés prospectifs comportent de nombreuses hypothèses et estimations. Différents facteurs, dont plusieurs sont indépendants de la volonté d'Uranium Corp., peuvent rendre les résultats réels très différents des attentes exprimées dans les énoncés prospectifs. Se reporter à la rubrique « FACTEURS DE RISQUE » figurant plus loin dans le présent rapport pour obtenir plus de détails sur les principaux risques inhérents aux activités d'Uranium Corp.

Tous ces facteurs et d'autres doivent être examinés avec soin, et les lecteurs ne devraient pas se fier de façon indue aux énoncés prospectifs. La direction veille à ce que les hypothèses et les estimations soient raisonnables, mais des événements inhabituels et imprévus peuvent les rendre inexactes. Dans de telles circonstances, le rendement futur peut se révéler sensiblement différent des résultats annoncés ou sous-entendus dans les énoncés prospectifs. Sauf lorsque la législation sur les valeurs mobilières applicable l'exige, Uranium Corp. n'assume pas la responsabilité de mettre à jour les renseignements prospectifs.

URANIUM PARTICIPATION CORPORATION

Uranium Corp. a été constituée en société en vertu de la *Loi sur les sociétés par actions* (Ontario) le 15 mars 2005. Uranium Corp. a été créée afin d'investir dans des concentrés d'oxyde d'uranium (U_3O_8) et de l'hexafluorure d'uranium (UF_6) (collectivement, de l'« uranium »), ainsi que de détenir et de vendre ces produits de base. Uranium Corp. investit dans l'uranium et détient ce produit de base par l'entremise de ses filiales en propriété exclusive, Uranium Participation Alberta Corp. et Uranium Participation Cyprus Limited (les « filiales »). Uranium Participation Alberta Corp. a été constituée en société le 4 mai 2005 en vertu de la *Business Corporations Act* (Alberta), tandis que Uranium Participation Cyprus Limited l'a été le 10 septembre 2006 en vertu des lois de la République de Chypre. Sauf indication contraire ou lorsque le contexte l'exige, toute référence à « Uranium Corp. » comprend les filiales.

Uranium Corp. est gouvernée par son conseil d'administration (le « conseil d'administration ») et administrée par Denison Mines Inc. (le « gérant ») en vertu d'un contrat de gestion (le « contrat de gestion »). Les actions ordinaires d'Uranium Corp. sont cotées à la Bourse de Toronto sous le symbole « U ».

Uranium Corp. est un fonds d'investissement, selon la définition établie par les autorités canadiennes en valeurs mobilières dans le *Règlement 81-106 sur l'information continue des fonds d'investissement.* Contrairement à la plupart des fonds d'investissement, Uranium Corp. n'est pas considérée comme une fiducie de fonds commun de placement selon les dispositions de la *Loi de l'impôt sur le revenu* (Canada) » (la « loi ») et, par conséquent, elle se conforme aux dispositions fiscales générales de la loi qui touchent les sociétés.

OBJECTIFS ET STRATÉGIE DE PLACEMENT

Le principal objectif de placement d'Uranium Corp. consiste à dégager une plus-value à long terme des avoirs en uranium grâce à une stratégie d'achat et de conservation, et non de spéculer activement sur les fluctuations à court terme du prix de l'uranium. Bien que ce ne soit pas son intention à brève échéance, la société pourrait éventuellement vendre la totalité ou une partie de ses avoirs en uranium. Les actions ordinaires de la société représentent une participation indirecte dans les avoirs en uranium. La société offre ainsi une autre possibilité de placement pour les investisseurs souhaitant investir dans ces produits de base sans courir les risques associés au placement dans les sociétés qui exercent des activités d'exploration, d'extraction et de transformation des produits de l'uranium.

Dans le cadre de la stratégie de placement de la société, au moins 85 % du produit brut de toute émission d'actions ordinaires sera investi dans de l'uranium ou mis de côté en prévision d'achats ultérieurs. Dans des situations très particulières, la société peut conclure des conventions d'emprunt pour faciliter l'achat d'uranium lorsque les fonds en caisse ne sont pas suffisants pour couvrir les engagements. Le montant maximal d'un emprunt de ce type ne peut dépasser 15 % de l'actif net d'Uranium Corp. La société peut aussi conclure des opérations de prêt d'uranium afin d'accroître le rendement.

Pour obtenir une description détaillée des politiques de la société en matière de placement, voir les règlements d'Uranium Corp. sur le site de SEDAR.

RISQUE DE PLACEMENT

Un certain nombre de facteurs peuvent nuire aux activités d'Uranium Corp. et à la valeur des titres de celle-ci, dont ceux qui sont énumérés ci-dessous. Les renseignements suivants portent sur les perspectives et la situation que connaît actuellement Uranium Corp. et qui sont susceptibles d'avoir une incidence importante sur la situation financière d'Uranium Corp. En soi, ces renseignements ne sont pas exhaustifs et ne garantissent pas que d'autres facteurs ne pourront pas avoir une incidence sur Uranium Corp. dans l'avenir.

Volatilité du prix de l'uranium découlant de l'offre et de la demande

Étant donné que la quasi-totalité des activités d'Uranium Corp. se rapportent aux investissements dans de l'uranium, la valeur des titres de la société est très sensible aux fluctuations du prix de l'uranium. Ces fluctuations de prix ont été, et continueront d'être, influencées par de nombreux facteurs indépendants de la volonté d'Uranium Corp., dont la demande d'énergie nucléaire, les améliorations apportées à l'efficacité des réacteurs nucléaires, le retraitement du combustible nucléaire et l'enrichissement des résidus d'uranium appauvri, la vente des stocks civils et militaires excédentaires (notamment à la suite du démantèlement des armes nucléaires) par les États et les intervenants de l'industrie, ainsi que les niveaux et les coûts de production des principaux pays producteurs d'uranium.

Étant donné que l'UF_6 et l'UF_6 faiblement enrichi sont des produits différents de l'U_3O_8, leur prix dépend de l'équilibre entre leur propre offre et leur propre demande et de l'équilibre entre l'offre et la demande de l'U_3O_8, pour les services de transformation et d'enrichissement. Par conséquent, les prix de l'UF_6 et de l'UF_6 faiblement enrichi pourraient fluctuer différemment du prix de l'U_3O_8 au comptant, du prix de transformation au comptant ou du prix d'enrichissement lui-même. Ces facteurs qui influent sur le prix de l'UF_6 et de l'UF_6 faiblement enrichi pourraient avoir une incidence sur la valeur liquidative de la société, valeur qui à son tour pourrait avoir une incidence sur le cours des titres de la société.

Aucun marché public pour l'uranium

Il n'existe aucun marché public pour l'uranium. Il est donc possible qu'Uranium Corp. ne soit pas en mesure d'acquérir de l'uranium ou, une fois qu'elle en aura acquis, de le vendre pendant quelques mois. Le nombre d'acheteurs et de vendeurs éventuels est restreint, et chaque opération peut exiger la négociation de dispositions précises. Par conséquent, le cycle d'achat et de vente peut se prolonger pendant plusieurs mois. De plus, étant donné que l'offre d'uranium est limitée, la moyenne des ventes de l'U_3O_8 par année sur le marché au comptant au cours des dix dernières années n'étant que de 22 millions de livres, Uranium Corp. peut éprouver d'autres difficultés lors de l'achat d'uranium si elle en devient un acheteur important. L'incapacité d'acheter ou de vendre des quantités suffisantes d'uranium en temps voulu pourrait avoir un effet défavorable important sur les titres d'Uranium Corp.

À l'occasion, la société s'engage à acheter de l'U_3O_8, de l'UF_6 ou de l'UF_6 faiblement enrichi. Ces engagements sont généralement assujettis à des conditions tant en faveur du vendeur qu'en faveur de la société, et rien ne garantit que les achats promis seront réalisés.

Taux de change

Uranium Corp. tient ses registres comptables en dollars canadiens et elle présente sa situation financière et ses résultats, et acquitte certaines charges d'exploitation et ses frais d'opération sur titres dans cette monnaie. Comme les prix de l'uranium sont établis en dollars américains, les fluctuations du cours du dollar américain par rapport à celui du dollar canadien peuvent influencer considérablement la valeur et le prix d'achat de l'uranium en dollars canadiens. Étant donné que les fluctuations du change sont indépendantes de la volonté d'Uranium Corp., il n'est pas certain qu'elles n'auront pas un effet négatif sur les activités de la société ou sur le cours des actions ordinaires, des bons de souscription de 2006 et des bons de souscription de 2005 de celle-ci.

Risques associés aux installations

Conformément au contrat de gestion, le gérant doit prendre des mesures pour entreposer la totalité de l'uranium dans des installations de transformation et d'enrichissement autorisées (les « installations ») et doit veiller à ce que les installations fournissent des garanties satisfaisantes à Uranium Corp. ou que la société bénéficie d'un contrat d'assurance conclu aux conditions normales de l'industrie. Il n'est toutefois pas certain que les garanties ou les assurances couvrent complètement ou exonèrent entièrement Uranium Corp. advenant une perte ou des dommages. Uranium Corp. pourrait être tenue responsable, tant sur le plan juridique que financier, des pertes ou des dommages non couverts par la garantie ou l'assurance. Cette responsabilité pourrait avoir un effet négatif important sur la situation financière de la société.

Le nombre d'installations dûment autorisées étant restreint, il n'est pas garanti qu'Uranium Corp. bénéficiera d'ententes commercialement avantageuses pour elle. L'impossibilité de négocier avec les installations des conditions d'entreposage acceptables sur le plan commercial peut avoir un effet négatif important sur la situation financière de la société.

Manque de liquidités aux fins de l'exploitation

Les charges d'Uranium Corp. sont financées par les fonds en caisse non investis dans de l'uranium. Une fois que ces fonds auront été dépensés, Uranium Corp. peut recueillir des fonds en prêtant ou en vendant de l'uranium ou en vendant des titres de participation supplémentaires, notamment à l'exercice des bons de souscription de 2006 et de 2005 en circulation. Il n'est pas garanti qu'Uranium Corp. sera en mesure de vendre des titres de participation à des conditions qui lui seront acceptables dans l'avenir, que les bons de souscription de 2005 et de 2006 seront exercés, que la société pourra vendre de l'uranium en temps voulu et de façon rentable ni qu'elle pourra dégager des produits dans le cadre de conventions de prêt.

Concurrence d'autres sources d'énergie et acceptation de l'énergie nucléaire dans le public

L'énergie nucléaire est en concurrence avec d'autres sources d'énergie, dont le pétrole, le gaz naturel, le charbon et l'hydroélectricité. Ces autres sources d'énergie peuvent remplacer jusqu'à un certain point l'énergie nucléaire, surtout à long terme. La faiblesse soutenue des prix du pétrole, du gaz naturel, du charbon et de l'hydroélectricité par rapport à celui de l'uranium, ainsi que l'éventuelle mise au point d'autres sources d'énergie à faible coût, peut entraîner un ralentissement de la demande d'uranium.

De plus, la croissance de l'industrie de l'uranium et de l'énergie nucléaire est tributaire de l'acceptation de la technologie nucléaire pour produire de l'électricité. Étant donné les facteurs politiques, technologiques et environnementaux particuliers qui touchent l'industrie nucléaire, celle-ci est soumise aux risques liés à l'opinion publique, ce qui pourrait avoir un effet négatif sur la demande et accroître la réglementation régissant l'industrie. Un accident nucléaire n'importe où dans le monde pourrait nuire à la réputation de ce type d'énergie auprès du public et des organismes de réglementation et donc aux perspectives d'avenir des générateurs nucléaires, ce qui pourrait avoir un effet négatif important sur la société.

Manque de liquidités à des fins de placement

Uranium Corp. n'est pas un fonds commun de placement, et ses actions ordinaires et ses bons de souscription ne sont pas rachetables. Les liquidités d'Uranium Corp. dépendent largement de la vente ou du prêt d'uranium. Par conséquent, il est possible qu'Uranium Corp. ne dispose pas des ressources requises pour déclarer des dividendes ou effectuer d'autres distributions en espèces, sauf si elle décide de vendre ou de prêter une partie de ses avoirs en uranium.

Depuis qu'elle a été constituée, la société n'a jamais déclaré de dividendes et elle n'a aucune intention pour l'instant d'en déclarer.

Valeur liquidative

La valeur liquidative par action ordinaire présentée par Uranium Corp. est calculée selon le prix au comptant de l'uranium publié par Ux Consulting Company, LLC (« UxCo. »). Par conséquent, la valeur liquidative ne tient pas obligatoirement compte de la valeur de réalisation réelle de l'uranium que détient Uranium Corp.

La valeur liquidative correspond à l'actif moins le passif de la société à la fin d'un exercice donné. Ce passif inclut le passif d'impôts futurs. Contrairement à la plupart des fonds commun de placement, la société n'est pas admissible en tant que fiducie de fonds commun de placement et, par conséquent, applique les dispositions générales en matière d'impôt prévues par la *Loi de l'impôt*.

L'exercice des bons de souscription de 2005 et des bons de souscription de 2006 aura un effet dilutif sur la valeur liquidative des actions ordinaires dans la mesure où la valeur liquidative dépasse le prix d'exercice de ces bons de souscription. Au 28 février 2007, la valeur liquidative d'une action ordinaire alors en circulation, en présumant que

les bons de souscription de 2005 ont été intégralement exercés, s'établissait à 11,43 $, contre 11,95 $ abstraction faite de l'exercice des bons de souscription. La valeur liquidative après dilution à la fin des périodes futures sera en outre influencée par l'exercice des bons de souscription de 2006 si la valeur liquidative était supérieure au prix d'exercice de 12,00 $ des bons de souscription de 2006.

Cours des actions ordinaires

Selon toute apparence, le cours des actions ordinaires est fonction de la valeur liquidative d'Uranium Corp. Uranium Corp. ne peut prévoir si ses actions ordinaires auront une valeur supérieure, égale ou inférieure à sa valeur liquidative ni prévoir si le cours de ses bons de souscription en circulation sera uniquement fonction du cours des actions ordinaires.

Le cours des actions ordinaires et des bons de souscription en circulation peut également dépendre du ratio des frais de gestion, qui correspond, pour chaque exercice, à la totalité des charges des activités d'investissement (y compris la charge d'impôts sur les bénéfices) pour l'exercice, divisée par la valeur liquidative moyenne de la société.

Dépendance à l'égard du conseil d'administration et du gérant

Uranium Corp. est une société autonome qui est régie par un conseil d'administration nommé et élu par les porteurs d'actions ordinaires. La société compte donc sur les services de gestion que lui fournissent le conseil d'administration et le gérant.

Résiliation du contrat de gestion

Le gérant peut mettre fin au contrat de gestion après sa durée initiale, conformément aux modalités de la convention. Il se peut qu'Uranium Corp. ne soit pas en mesure d'obtenir promptement des services semblables à ceux qui lui sont fournis en vertu du contrat de gestion, de sorte que ses activités pourraient en être touchées.

Conflit d'intérêts

Les administrateurs et les dirigeants d'Uranium Corp. peuvent offrir des services de placement, d'administration et autres à d'autres entités et parties. Ils ont consacré, et se sont engagés à consacrer, le temps nécessaire pour remplir convenablement leurs tâches en ce qui a trait aux activités et aux affaires d'Uranium Corp.

Prêt d'uranium

La société peut conclure des ententes de prêt d'uranium. Elle a l'intention d'obtenir la garantie suffisante en échange de l'uranium prêté. Toutefois, il se peut que l'emprunteur ne soit pas en mesure de restituer l'uranium et pourrait, sinon, rembourser en espèces l'équivalent de la valeur de l'uranium emprunté. Dans ce cas, étant donné l'offre limitée de l'U_3O_8 et de l'UF_6, la société pourrait ne pas être en mesure de remplacer l'uranium prêté dans son portefeuille.

Modification de la réglementation et de la fiscalité

Il est possible qu'Uranium Corp. soit touchée par les modifications apportées aux exigences réglementaires, à l'administration douanière, aux taxes et autres impôts. Selon leur nature, ces changements pourraient avantager ou désavantager Uranium Corp.

RÉSULTATS D'EXPLOITATION

La valeur liquidative de base par action ordinaire d'Uranium Corp. est passée de 5,69 $ au 28 février 2006 à 11,95 $ au 28 février 2007, ce qui représente un rendement de l'actif net de 110,0 % (résultat de base). Sur cette même période, l'indice de référence d'Uranium Corp., soit l'indice composé S&P/TSX, n'a progressé que de 11,6 %.

Au 28 février 2007, l'actif net d'Uranium Corp. s'élevait à 579 364 000 $, contre 175 010 000 $ au 28 février 2006, soit un bond de 231,0 %. Sur l'augmentation de 404 354 000 $ de l'actif net durant la période, une tranche de 146 980 000 $ provient du produit net après impôts tiré de l'émission de nouveaux titres de participation, tandis que le reste, soit 257 374 000 $, est attribuable au rendement des investissements.

Financement par titres de participation

En septembre 2006, Uranium Corp. a émis 11 363 650 unités au prix de 8,80 $ chacune pour un produit brut total de 100 000 000 $. Chaque unité est composée d'une action ordinaire et d'un quart de bon de souscription. Chaque bon de souscription entier permet au porteur d'acheter une action ordinaire au prix de 12,00 $ au plus tard le 14 septembre 2008. Environ 2 466 000 $ du produit ont été attribués à la valeur des bons de souscription émis.

En mai 2006, Uranium Corp. a émis 6 272 790 actions ordinaires de plus au prix de 8,25 $ l'action, ce qui lui a valu un produit brut de 51 751 000 $.

Au 28 février 2007, Uranium Corp. avait 48 473 727 actions ordinaires et 7 753 624 bons de souscription émis et en circulation. Quant aux bons de souscription en circulation, 4 914 150 et 2 839 474 ont été émis en mai 2005 (les « bons de souscription de 2005 ») et en septembre 2006 (les « bons de souscription de 2006 ») et peuvent être exercés contre des actions ordinaires au prix de 6,25 $ et de 12,00 $ chacun, respectivement.

Depuis sa fondation, Uranium Corp. a amassé un produit brut de 316 251 000 $ au moyen de l'émission d'actions ordinaires et d'unités. Au 28 février 2007, l'encours de l'emprunt de la société se chiffrait à 11 600 000 $. De ces montants, Uranium Corp. a investi 305 745 000 $ (93,3 %) dans son portefeuille d'investissements en uranium.

Portefeuille d'investissements

En mars 2006, les actionnaires ont approuvé une modification des règlements d'Uranium Corp. sur la politique de placement, afin de permettre à la société d'investir dans l'UF_6 en plus de l'U_3O_8 et de prêter l'uranium qu'elle détient en portefeuille à des tiers. En outre, les actionnaires ont approuvé un changement dans le contrat de gestion conclu avec Denison Mines Inc. (le « gérant ») pour permettre à la société de verser des montants supplémentaires en échange des services offerts par le gérant pour la conclusion de financements significatifs, ainsi que d'autres opérations importantes, et pour la surveillance continue d'autres opérations importantes. Pour en savoir plus sur la ventilation des paiements dus au gérant et les paiements effectués au cours de l'exercice, se reporter à la rubrique « OPÉRATIONS ENTRE APPARENTÉS » du présent rapport.

Au cours de l'exercice, Uranium Corp. a accru son portefeuille d'U_3O_8 de 400 000 livres, le faisant passer à un total de 4 200 000 livres au 28 février 2007. Le coût total moyen de cet investissement s'élève à 158 388 000 $, soit 37,71 $ la livre. La juste valeur de l'investissement au 28 février 2007 était de 417 690 000 $ (99,45 $[1)] la livre), ce qui représente une hausse de 163,7 %. Exprimée en dollars américains, la juste valeur s'est accrue de 167,7 %.

Toujours au cours de l'exercice, Uranium Corp. a accru son portefeuille d'investissements en uranium en acquérant 950 000 kgU d'UF_6. Au 28 février 2007, le coût total moyen de cet investissement s'établissait à 147 357 000 $, soit 155,11 $ le kgU. À cette date, la juste valeur de l'investissement correspondait à 258 980 000 $ (272,61 $[1)] le kgU), soit une augmentation de 75,8 %. Exprimée en dollars américains, la juste valeur a augmenté de 68,2 %.

En date du 1er janvier 2007, la société a conclu un contrat afin de prêter 500 000 KgU d'UF_6 à un producteur pour trois ans, lequel prêt permettra d'encaisser une rémunération et de réduire les frais d'entreposage.

Rendement des investissements

Le résultat des investissements de l'exercice terminé le 28 février 2007, chiffré à 257 374 000 $, a été alimenté en grande partie par des gains non réalisés de 344 005 000 $ sur les investissements en uranium, déduction faite d'une charge d'impôts de 84 310 000 $.

1) Selon les prix au comptant publiés le 26 février 2007 par UxCo., soit 85,00 $ US la livre d'U_3O_8 et 233,00 $ US le kgU d'UF_6, convertis au taux de change de 1,1700.

Les gains non réalisés sur les investissements reflètent la hausse constante des prix de l'U_3O_8 et de l'UF_6 sur le marché au comptant. Selon les données d'UxCo., le prix au comptant de l'U_3O_8 a grimpé, passant de 38,50 $ US la livre en février 2006 à 85,00 $ US la livre en février 2007, tandis que le prix au comptant de l'UF_6 est passé de 110,00 $ US le kgU en février 2006 à 233,00 $ US le kgU en février 2007. Les prix ont continué à grimper après la date du bilan (se reporter à la rubrique « ÉVÉNEMENTS RÉCENTS » ci-après).

Uranium Corp. n'est pas considérée comme une fiducie de fonds commun de placement selon les dispositions de la *Loi de l'impôt*. Par conséquent, elle doit payer de l'impôt sur son bénéfice imposable conformément aux règles habituelles et aux taux habituellement applicables aux sociétés ouvertes. À l'heure actuelle, Uranium Corp. comptabilise les impôts futurs à payer en fonction des gains non réalisés sur les investissements. La charge d'impôts reflète un taux d'imposition effectif d'environ 25 % pour l'exercice, contre environ 35 % pour l'exercice précédent. En raison des investissements dans l'uranium effectués par l'entremise de la filiale en propriété exclusive, Uranium Participation Cyprus Limited, des modifications pratiquement en vigueur des taux d'imposition fédéraux, notamment en ce qui concerne la surtaxe fédérale, l'impôt général des sociétés et l'impôt des grandes sociétés, et du taux de l'impôt général sur le revenu de l'Alberta, le taux effectif d'impôts futurs d'Uranium Corp. a reculé. Par conséquent, la réévaluation des actifs et des passifs d'impôts futurs d'Uranium Corp. en fonction des nouveaux taux d'imposition inférieurs pratiquement en vigueur, situés entre 10 % et 33 %, a été favorable au taux d'imposition effectif de l'exercice.

ÉVÉNEMENTS RÉCENTS

Après le 28 février 2007, le gérant a convenu d'acheter, pour le compte d'Uranium Corp., 250 000 KgU d'UF_6 au prix de 246,50 $ US le KgU, pour un coût total de 61 625 000 $ US (compte non tenu des commissions).

Par ailleurs, le 10 avril 2007, Uranium Corp. a réalisé un placement de 6 500 000 actions ordinaires à 14,60 $ l'action, recueillant un produit brut totalisant 94 900 000 $. Le produit du placement a servi au financement de l'engagement d'achat susmentionné, au remboursement intégral et à la résiliation de la facilité de crédit conclue avec le gérant et au règlement des obligations courantes de la société.

Selon les données publiées par UxCo. en date du 23 avril 2007, le prix au comptant de l'U_3O_8 a atteint 113,00 $ US la livre, alors qu'il était de 85,00 $ US la livre le 26 février 2007, en hausse de 32,9 %.

OPÉRATIONS ENTRE APPARENTÉS

Uranium Corp. est partie à un contrat de gestion conclu avec Denison Mines Inc. (le « gérant »). Aux termes du contrat, Uranium Corp. paie les frais suivants au gérant : a) une commission de 1,5 % sur la valeur brute de tout achat ou de toute vente d'uranium effectués à la demande du conseil d'administration; b) des frais de gestion annuels minimaux de 400 000 $ (plus des coûts décaissés raisonnables), majorés de frais additionnels équivalant à 0,3 % par an de l'actif net d'Uranium Corp. qui se situerait entre 100 000 000 $ et 200 000 000 $ et à 0,2 % par an de l'actif net d'Uranium Corp. excédant 200 000 000 $; c) des frais de 200 000 $ à la conclusion de chaque financement par actions dont le produit revenant à Uranium Corp. dépasserait 20 000 000 $; d) des frais de 200 000 $ pour chaque opération ou entente commerciale (à l'exclusion de l'achat ou de la vente d'uranium) dont la valeur brute dépasserait 20 000 000 $ (« un projet »); e) des frais annuels d'un maximum de 200 000 $, à la discrétion du conseil, pour couvrir la maintenance ou les travaux associés à un projet.

Conformément au contrat de gestion, tous les investissements en uranium que possède Uranium Corp. sont entreposés dans des installations de transformation au nom de Denison Mines Inc., en sa qualité de gérant agissant pour le compte d'Uranium Participation Corporation.

Uranium Corp. a aussi conclu une convention de crédit temporaire avec le gérant. En septembre 2006, Uranium Corp. a contracté une facilité de crédit de 15 000 000 $ afin de pouvoir disposer de fonds adéquats pour respecter ses engagements d'achat. La facilité de crédit vient à échéance le 10 mai 2007 et elle est entièrement garantie par les investissements en uranium d'Uranium Corp. Les intérêts sur la facilité de crédit sont calculés au taux préférentiel bancaire canadien, majoré de 1 %. Une commission d'attente s'élevant à 1 % du montant des engagements d'achat s'applique également. Au 28 février 2007, Uranium Corp. avait prélevé 11 600 000 $ en vertu de la facilité de crédit. Celle-ci a été remboursée et résiliée le 10 avril 2007.

Uranium Corp. avait conclu une facilité de crédit renouvelable avec le gérant pour un montant maximal de 25 000 000 $ qui a été résilié le 24 mai 2006. La société avait prélevé 10 000 000 $ sur cette facilité et en a remboursé la totalité.

Le gérant a réalisé une fusion par voie de plan d'arrangement avec International Uranium Corporation le 1er décembre 2006, la société issue de la fusion étant Denison Mines Corp. (« DMC »). Denison Mines Inc. demeure une filiale en propriété exclusive de DMC.

Les opérations suivantes ont été effectuées avec des apparentés au cours des exercices terminés les 28 février 2007 et 2006 :

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Frais engagés auprès du gérant :				
Frais de gestion	997	$	423	$
Frais de montage liés à la facilité	400		-	
Frais de financement par capitaux propres[3]	400		-	
Commissions à l'achat d'uranium[4]	2 456		2 063	
Informations aux actionnaires et autres mesures liées à la conformité	30		-	
Frais généraux et frais divers	12		34	
Intérêts débiteurs et autres frais liés à la dette				
Intérêts sur emprunt	313		-	
Commission d'attente sur la facilité de crédit	63		-	
Total des frais engagés auprès d'apparentés	4 671	$	2 520	$

1) Exercice de 12 mois terminé le 28 février 2007.
2) Exercice allant du 10 mai 2005, date de la réalisation du placement dans le cadre du premier appel public à l'épargne, au 28- février 2006.
3) 34Les frais de financement par capitaux propres engagés auprès du gérant ont été constatés à titre de frais d'émission d'actions et sont pris en compte dans la valeur comptable des actions ordinaires.
4) Les commissions d'achat engagées auprès du gérant sont incluses dans le coût des investissements en uranium.

Au 28 février 2007, les comptes créditeurs et les charges à payer comprenaient des montants totalisant 405 000 $ dus au gérant relativement aux frais indiqués ci-dessus.

RENDEMENT PASSÉ

Les tableaux suivants présentent le rendement passé de l'actif net attribuable aux actions ordinaires (« rendement de l'actif net ») et le rendement passé des actions (« rendement du marché ») d'Uranium Corp. Ils ne sont pas nécessairement représentatifs du rendement futur de la société. Le rendement de l'actif net est la meilleure façon d'illustrer le rendement d'Uranium Corp., alors que le rendement du marché convient le mieux pour illustrer le rendement pour l'actionnaire d'Uranium Corp.

Rendement annuel

Le tableau ci-dessous présente le rendement annuel d'Uranium Corp., en distinguant le rendement de l'actif net et le rendement du marché, pour l'exercice indiqué. Il présente également, sous forme de pourcentage, quelle aurait été la variation, à la hausse ou à la baisse, d'un investissement depuis le premier jour de l'exercice jusqu'au dernier jour de l'exercice.

	Février 2007[1]		Février 2006[2]	
Rendement de l'actif net, résultat de base	110,0	%	18,3	%
Rendement de l'actif net, résultat dilué	100,9	%	18,3	%
Rendement du marché	94,1	%	40,2	%

1) Exercice de 12 mois terminé le 28 février 2007.
2) Exercice allant du 10 mai 2005, date de la réalisation du placement dans le cadre du premier appel public à l'épargne, au 28 février 2006.

Rendement annuel composé

Le tableau ci-dessous présente le rendement annuel composé d'Uranium Corp., en distinguant le rendement de l'actif net et le rendement du marché, pour chaque exercice indiqué, en comparaison avec le rendement de l'indice composé TSX, calculé sur une même base composée.

	Février 2007[1]		Février 2006[2]	
Rendement de l'actif net, résultat de base	148,4	%	18,3	%
Rendement de l'actif net, résultat dilué	137,6	%	18,3	%
Rendement du marché	172,1	%	40,2	%
Indice composé S&P/TSX[3]	37,4		23,1	

1) Période allant du 10 mai 2005, date de la réalisation du placement dans le cadre du premier appel public à l'épargne, au 28 février 2007.
2) Exercice allant du 10 mai 2005, date de la réalisation du placement dans le cadre du premier appel public à l'épargne, au 28 février 2006.
3) L'indice composé S&P/TSX est pondéré en fonction de la capitalisation et fournit une mesure d'ensemble du rendement du marché boursier canadien.

APERÇU DU PORTEFEUILLE D'INVESTISSEMENTS

Au 28 février 2007, le portefeuille d'investissements d'Uranium Corp. se composait de ce qui suit :

(en milliers de dollars canadiens, sauf les quantités)	Quantité		Coût moyen		Valeur de marché[1]	
Investissements en uranium						
Concentrés d'oxyde d'uranium (« U_3O_8 »)	4 200 000	lb	158 388	$	147 690	$
Hexafluorure d'uranium (« UF_6 »)	950 000	KgU	147 357	$	258 980	$
			305 745	$	676 670	$
Coût moyen et valeur de marché par livre d'U_3O_8 :						
En dollars canadiens			37,71	$	99,45	$
En dollars américains			31,75	$	85,00	$
Coût moyen et valeur de marché par KgU d'UF_6 :						
En dollars canadiens			155,11	$	272,61	$
En dollars américains			138,55	$	233,00	$

1) Les valeurs de marché ont été converties en dollars canadiens au taux de 1,1700, en vigueur à midi le 28 février 2007.

FAITS SAILLANTS FINANCIERS

Les tableaux qui suivent présentent les principales données financières concernant Uranium Corp. et ont pour objet d'aider les investisseurs à comprendre les résultats financiers de la société pour les cinq dernières périodes (le cas échéant). Ces renseignements proviennent des états financiers annuels vérifiés de la société.

Valeur liquidative par action

(en milliers de dollars canadiens)	Février 2007[1]		Février 2006[2]	
Valeur liquidative par action, résultat de base				
Valeur liquidative au début de l'exercice[3]	5,69	$	4,81	$
Augmentation (diminution) attribuable à l'exploitation[3] :				
Total des produits	0,03	$	0,03	$
Total des charges avant impôts	(0,09)	$	(0,13)	$
Charge d'impôts sur les bénéfices	(2,06)	$	(0,38)	$
Gains réalisés (pertes) de l'exercice	-	$	-	$
Gains non réalisés (pertes) de l'exercice	8,39	$	1,21	$
Total de l'augmentation (la diminution) attribuable à l'exploitation	6,27	$	0,73	$
Valeur liquidative à la fin de l'exercice[3]	11,95	$	5,69	$
Valeur liquidative par action, résultat dilué				
Valeur liquidative au début de l'exercice[3]	5,69	$	4,81	$
Augmentation (diminution) attribuable à l'exploitation[3] :				
Total des produits	0,03	$	0,03	$
Total des charges avant impôts	(0,09)	$	(0,13)	$
Charge d'impôts sur les bénéfices	(1,97)	$	(0,38)	$
Gains réalisés (pertes) de l'exercice	-	$	-	$
Gains non réalisés (pertes) de l'exercice	8,03	$	1,21	$
Total de l'augmentation (la diminution) attribuable à l'exploitation	6,00	$	0,73	$
Valeur liquidative à la fin de l'exercice[3]	11,43	$	5,69	$

1) Exercice de 12 mois terminé le 28 février 2007.
2) Exercice allant du 10 mai 2005, date de la réalisation du placement dans le cadre du premier appel public à l'épargne, au 28 février 2006.
3) Les valeurs liquidatives sont calculées selon le nombre réel d'actions ordinaires en circulation au moment indiqué. L'augmentation ou la diminution attribuable à l'exploitation est calculée selon le nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice.

Ratios et données supplémentaires

	Février 2007[1]		Février 2006[2]	
Total de l'actif net à la fin de l'exercice (en milliers de dollars)	579 364	$	175 010	$
Nombre d'actions ordinaires en circulation (en milliers)	48 474		30 751	
Ratio des frais de gestion[3]				
Total des charges avant impôts	1,11	%	2,38	%
Charge d'impôts sur les bénéfices	25,05	%	7,26	%
Taux de rotation du portefeuille				
Ratio des frais d'opération[4]	0,73	%	1,75	%
Cours de clôture de l'action ordinaire à la Bourse de Toronto	14,15	$	7,29	$

1) Exercice de 12 mois terminé le 28 février 2007.
2) Exercice allant du 10 mai 2005, date de la réalisation du placement dans le cadre du premier appel public à l'épargne, au 28 février 2006.
3) Le ratio des frais de gestion correspond au total des charges liées aux activités d'investissement de l'exercice, divisé par la valeur liquidative moyenne du fonds pour l'exercice.
4) Correspond au total des charges sous forme de commissions pour l'exercice, divisé par la valeur liquidative moyenne du fonds pour l'exercice. Les frais d'entreposage et de garde sont compris dans le montant des charges aux fins du calcul du ratio des frais de gestion.

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

September 27, 2007

Item 3. News Release

A news release announcing the change referred to in this report was issued on September 27, 2007 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") has entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which consists of Cormark Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 4,465,000 common shares of the Company at a price of $11.20 per common share, representing an aggregate issue amount of approximately $50 million (the "Offering"). Closing is expected on or about October 18, 2007 and is subject to regulatory approval including that of the Toronto Stock Exchange. The Underwriters also have an option to purchase up to an additional 669,750 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

Item 5. Full Description of Material Change

See the news release issued on September 27, 2007, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 3rd day of October, 2007.

PRESS RELEASE

Uranium Participation Corporation

URANIUM PARTICIPATION CORPORATION – NEW ISSUE

Toronto, September 27, 2007 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which consists of Cormark Securities Inc., Dundee Securities Corporation, CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 4,465,000 common shares of the Company at a price of $11.20 per common share, representing an aggregate amount of issue of approximately $50.0 million (the "Offering"). Closing is expected on or about October 18, 2007 and is subject to regulatory approval including that of the Toronto Stock Exchange

The Underwriters also have an option to purchase up to an additional 669,750 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

The proceeds of the Offering will be used to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the Offering in uranium.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

FORMULAIRE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT
POUR UN FONDS DE PLACEMENT

Rubrique 1. **Nom et adresse de la société**

URANIUM PARTICIPATION CORPORATION
595 Bay Street, suite 402
Toronto (Ontario) M5G 2C2

Rubrique 2. **Date du changement important**

Le 27 septembre 2007.

Rubrique 3. **Communiqué de presse**

Un communiqué de presse annonçant le changement dont il est question dans la présente déclaration a été publié le 27 septembre 2007 à Toronto (Ontario) puis déposé ultérieurement sur SEDAR.

Rubrique 4. **Résumé du changement important**

Uranium Participation Corporation (la « société ») a conclu une entente avec Valeurs mobilières Cormark Inc. pour le compte d'un syndicat de placement composé de Valeurs mobilières Cormark Inc., Corporation de valeurs mobilières Dundee, Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., Scotia Capitaux Inc., Valeurs mobilières TD Inc. et Raymond James Ltée (les « preneurs fermes ») aux termes de laquelle les preneurs fermes ont convenu d'acheter et de vendre au public 4 465 000 actions ordinaires de la société à un prix de 11,20 $ par action ordinaire, représentant un montant d'émission global d'environ 50 millions de dollars (le « placement »). La clôture est prévue vers le 18 octobre 2007 et est assujettie à l'obtention des approbations réglementaires, notamment celle de la Bourse de Toronto. Les preneurs fermes ont également une option d'acquérir jusqu'à concurrence de 669 750 actions ordinaires supplémentaires au prix d'émission, en vue de couvrir les attributions excédentaires pendant un délai de 30 jours suivant la date de clôture.

Rubrique 5. **Description complète du changement important**

Veuillez vous reporter au communiqué de presse publié le 27 septembre 2007, dont un exemplaire figure en annexe à la présente déclaration.

Rubrique 6. **Recours aux sous-paragraphes 11.2(2) ou (3) du règlement 81-106**

Sans objet

Rubrique 7. **Renseignements omis**

Sans objet

Rubrique 8. **Haut dirigeant**

Pour de plus amples renseignements, veuillez communiquer avec les personnes suivantes :

E. Peter Farmer, président
Téléphone : 416-979-1991, poste 231

James Anderson, chef de la direction financière
Téléphone : 416-979-1991, poste 372

Rubrique 9. **Date de la déclaration**

Fait le 3e jour d'octobre 2007.

Uranium
Participation
Corporation

Communiqué de presse

Uranium Participation Corporation - Nouvelle émission

Toronto, le 27 septembre 2007 – Uranium Participation Corporation (la « société ») a conclu aujourd'hui une entente avec Valeurs mobilières Cormark Inc. pour le compte d'un syndicat de placement composé de Valeurs mobilières Cormark Inc., Corporation de valeurs mobilières Dundee, Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., Scotia Capitaux Inc., Valeurs mobilières TD Inc. et Raymond James Ltée (les « preneurs fermes ») aux termes de laquelle les preneurs fermes ont convenu d'acheter et de vendre au public 4 465 000 actions ordinaires de la société à un prix de 11,20 $ par action ordinaire, représentant un montant d'émission global d'environ 50 millions de dollars (le « placement »). La clôture est prévue vers le 18 octobre 2007 et est assujettie à l'obtention des approbations réglementaires, notamment celle de la Bourse de Toronto.

Les preneurs fermes ont également une option d'acquérir jusqu'à concurrence de 669 750 actions ordinaires supplémentaires an prix d'émission en vue de couvrir les attributions excédentaires pendant un délai de 30 jours suivant la date de clôture.

Le produit du placement sera affecté au financement d'achats futurs d'uranium et des obligations courantes d'Uranium Participation Corporation. Uranium Participation Corporation investira au moins 85 % du produit brut du placement dans l'uranium.

Mise en garde concernant l'information prospective

Le présent communiqué de presse comprend certains énoncés prospectifs et de l'information prospective fondés sur les attentes actuelles, les estimations, projections, hypothèses et croyances d'Uranium Participation Corporation. Les énoncés prospectifs peuvent généralement être identifiés par l'emploi d'une terminologie à caractère prospectif comme les verbes « pouvoir », « s'attendre », « avoir l'intention », « évaluer », « prévoir », « planifier », « estimer », « croire », « continuer » ou leur forme future ou conditionnelle ou toute autre forme, y compris la forme négative ou toute autre terminologie semblable.

De par leur nature même, les énoncés prospectifs s'appuient sur plusieurs facteurs, hypothèses et estimations. Une diversité de facteurs, dont beaucoup échappent à la volonté d'Uranium Participation Corporation, pourraient faire en sorte que les résultats réels diffèrent considérablement des attentes formulées dans l'énoncé prospectif. Ces facteurs comprennent, notamment, des changements dans le prix des marchandises et dans le taux de change. Pour une description plus détaillée des principaux risques auxquels fait face Uranium Participation Corporation, voir la rubrique « Facteurs de risque » dans la notice annuelle d'Uranium Participation Corp datée du 30 avril 2007 dont on peut consulter un exemplaire au www.sedar.com.

Ces facteurs et d'autres facteurs devraient être étudiés attentivement et les lecteurs sont mis en garde de ne pas se fier indûment à ces énoncés prospectifs. Bien que la direction étudie la validité de ses hypothèses et estimations, la survenance d'événements inhabituels et imprévus pourrait faire en sorte qu'elles soient inexactes. Dans de telles circonstances, le rendement futur pourrait différer considérablement des rendements formulés ou escomptés par ces énoncés prospectifs. Sauf dans la mesure où la législation sur les valeurs mobilières applicables l'exige, la société ne s'engage pas à mettre à jour un énoncé prospectif.

À propos d'Uranium Participation Corporation

Uranium Participation Corporation est une société de portefeuille de placements créée dans le but d'investir au moins 85 % de son actif dans l'oxyde d'uranium en concentrés (U_3O_8) et l'hexafluorure d'uranium (UF6) et dont le principal objectif de placement est de réaliser une plus-value de son portefeuille d'uranium. L'uranium du portefeuille est stocké dans des installations dûment accréditées situées au Canada, en France et aux États-Unis. La stratégie de la société consiste à investir principalement à long terme dans le U_3O_8 et le UF_6 et non d'effectuer des opérations spéculatives en misant sur les fluctuations à court terme du prix de l'uranium.

Il est possible d'obtenir d'autres renseignements au sujet d'Uranium Participation Corporation sur le site SEDAR, au www.sedar.com, ou sur le site d'Uranium Participation Corporation, au www.uraniumparticipation.com.

LE PRÉSENT COMMUNIQUÉ DE PRESSE N'EST PAS DESTINÉ À ÊTRE DIFFUSÉ PAR DES AGENCES DE TRANSMISSION AUX ÉTATS-UNIS NI À ÊTRE DIFFUSÉ AUX ÉTATS-UNIS

Pour de plus amples renseignements, veuillez communiquer avec les personnes suivantes :

E. Peter Farmer, président	416-979-1991 poste 231
James Anderson, chef de la direction financière	416-979-1991 poste 372

URANIUM PARTICIPATION CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto (Ontario)
M5G 2C2

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST DONNÉ PAR LES PRÉSENTES que l'assemblée annuelle (l'« assemblée ») d'Uranium Participation Corporation (« Uranium Participation ») aura lieu dans la galerie du centre de conférence et de diffusion de la TSX, The Exchange Tower, 130 King Street West, Toronto (Ontario) le vendredi 8 juin 2007 à 10 h 30 (heure de l'Est) aux fins suivantes :

a) recevoir les états financiers d'Uranium Participation pour l'exercice financier terminé le 28 février 2007, ainsi que le rapport des vérificateurs s'y rapportant;

b) nommer les vérificateurs pour l'année à venir et autoriser les administrateurs à fixer la rémunération des vérificateurs;

c) élire les administrateurs pour l'année à venir; et

d) traiter toute autre question qui peut dûment être soulevée à l'assemblée.

La circulaire de sollicitation de procurations de la direction et un exemplaire du rapport annuel de 2007, lequel comprend le rapport annuel de la direction portant sur le rendement du fonds et les états financiers vérifiés pour l'exercice terminé le 28 février 2007, accompagnent le présent avis de convocation.

Si vous ne pouvez pas être présent en personne à l'assemblée, vous pouvez exercer votre droit de vote en signant le formulaire de procuration ci-joint et en le retournant à Services aux investisseurs Computershare Inc., 100 University Avenue, 9e étage, Toronto, Canada M5J 2Y1, de sorte qu'il arrive au plus tard à **17 h 00 (heure de l'Est) le 6 juin 2007**.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Sheila Colman
Secrétaire général

Toronto, Canada
Le 21 avril 2006

URANIUM PARTICIPATION CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto (Ontario)
M5G 2C2
www. uraniumparticipation.com

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS DE LA DIRECTION

(sauf indication contraire, tous les renseignements sont en date du 30 avril 2007)

PERSONNES EFFECTUANT LA SOLLICITATION

La présente circulaire de sollicitation de procurations de la direction (la « circulaire ») est fournie dans le cadre de la sollicitation par la direction d'Uranium Participation Corporation (« Uranium Participation » ou la « Société ») de procurations devant servir à l'assemblée annuelle des actionnaires de la Société (l'« assemblée ») devant avoir lieu le vendredi 8 juin 2007, à l'heure, à l'endroit et aux fins énoncés dans l'avis de convocation joint aux présentes. On s'attend à ce que la sollicitation se fasse principalement par la poste; toutefois, les administrateurs, les dirigeants et les employés de la Société peuvent solliciter des procurations en personne ou par téléphone.

La Société assumera tous les coûts de cette sollicitation.

NOMINATION DES FONDÉS DE POUVOIR

Les personnes nommées dans le formulaire de procuration ci-joint (la « procuration ») sont des administrateurs ou des dirigeants de la Société. **L'ACTIONNAIRE QUI DÉSIRE NOMMER UNE AUTRE PERSONNE OU SOCIÉTÉ (QUI N'EST PAS TENUE D'ÊTRE UN ACTIONNAIRE) POUR ASSISTER À L'ASSEMBLÉE ET POUR AGIR POUR L'ACTIONNAIRE ET EN SON NOM À L'ASSEMBLÉE, PEUT LE FAIRE SOIT EN INSÉRANT LE NOM DE CETTE PERSONNE OU SOCIÉTÉ DANS L'ESPACE EN BLANC PRÉVU À CETTE FIN DANS LA PROCURATION ET EN BIFFANT LES DEUX NOMS IMPRIMÉS, SOIT EN REMPLISSANT UNE AUTRE PROCURATION.** Aucune procuration, y compris la présente procuration, ne pourra servir à l'assemblée, ou à toute reprise de celle-ci, si elle n'est pas remplie, datée, signée et livrée à Services aux investisseurs Computershare Inc. (« Computershare »), bureau de Toronto, Dépouillement des procurations, au 100 University Avenue, 9e étage, Toronto (Ontario) Canada M5J 2Y1 d'ici 17 h 00 (heure de l'Est), le 6 juin 2007. Pour toute question de nature générale, les actionnaires peuvent communiquer avec Computershare de la façon suivante :

Par téléphone :	1-800-564-6253
Par télécopieur :	1-888-453-0330
Par courriel :	service@computershare.com

MISE EN GARDE À L'INTENTION DES PORTEURS NON INSCRITS D'ACTIONS ORDINAIRES

Les présents documents à l'intention des actionnaires sont expédiés à la fois aux porteurs inscrits et non inscrits d'actions ordinaires dans le capital-actions d'Uranium Participation (les « actions ordinaires »). Si vous êtes un actionnaire non inscrit et qu'Uranium Participation ou son mandataire vous a fait parvenir ces documents directement, alors vos coordonnées et les renseignements concernant votre actionnariat ont été fournis par l'intermédiaire qui détient vos actions pour votre compte, conformément aux exigences applicables des autorités de réglementation en valeurs mobilières.

En décidant de vous expédier directement ces documents, Uranium Participation (et non l'intermédiaire qui détient vos actions pour votre compte) a assumé la responsabilité (i) de vous livrer ces documents et (ii) de signer vos propres directives de vote. Veuillez retourner vos directives de vote de la façon précisée dans la demande concernant les directives de vote.

Les renseignements figurant à la présente rubrique sont très importants pour plusieurs actionnaires de la Société étant donné qu'un nombre important d'actionnaires ne détiennent pas les actions ordinaires en leur propre nom. Les actionnaires qui ne détiennent pas les actions ordinaires en leur propre nom, désignés aux présentes comme des porteurs non inscrits, devraient prendre note du fait que seules les procurations déposées par les actionnaires dont le nom figure dans les registres de la Société en tant que porteurs inscrits d'actions ordinaires peuvent être reconnues et peuvent servir à l'assemblée. Cependant, dans plusieurs cas, des actions ordinaires détenues en propriété véritable par un porteur non inscrit sont inscrites soit :

a) au nom d'un intermédiaire avec lequel le porteur non inscrit transige en ce qui concerne les actions ordinaires, notamment une banque, une société de fiducie, un courtier en valeurs mobilières, un courtier en placement, un fiduciaire ou un administrateur de REER, de FERR, de REEE autogérés et de régimes semblables; soit

b) au nom d'un dépositaire (comme La Caisse canadienne de dépôt de valeurs Limitée ou la « CDS ») dont l'intermédiaire est un adhérent.

Conformément aux lois canadiennes sur les valeurs mobilières, Uranium Participation a remis des exemplaires de l'avis de convocation, de la présente circulaire, du formulaire de procuration et du rapport annuel pour 2007, lequel comprend le rapport annuel de la direction portant sur le roulement du fonds et les états financiers vérifiés pour l'exercice terminé le 28 février 2007 (collectivement, les « documents relatifs à l'assemblée ») à la CDS et aux intermédiaires pour que ces entités les fassent parvenir aux porteurs non inscrits auxquels nous n'avons pas expédié directement les documents relatifs à l'assemblée.

En pareil cas, les intermédiaires sont tenus de transmettre les documents relatifs à l'assemblée aux porteurs non inscrits, à moins qu'un porteur non inscrit ait renoncé au droit de les recevoir. Très souvent, les intermédiaires auront recours à une entreprise de services (comme ADP Investor Communications ou « ADP Inc. ») pour transmettre les documents relatifs à l'assemblée aux porteurs non inscrits.

Les porteurs non inscrits qui n'ont pas renoncé au droit de recevoir les documents relatifs à l'assemblée recevront un formulaire de directives de vote ou, moins fréquemment, un formulaire de procuration. Le but de ces formulaires est de permettre aux porteurs non inscrits de fournir des directives quant à la façon que doivent être exercés les droits de vote se rattachant aux actions ordinaires dont ils sont les propriétaires véritables. Les porteurs non inscrits devraient suivre les procédures énoncées ci-dessous, selon le genre de formulaire qu'ils reçoivent.

A) Formulaire de directives de vote. Dans la plupart des cas, les documents relatifs à l'assemblée qui sont expédiés au porteur non inscrit contiennent un formulaire de directives de vote. Si le porteur non inscrit n'a pas l'intention d'assister à l'assemblée et d'y voter en personne (ou de faire en sorte qu'une autre personne assiste et vote pour le compte du porteur non inscrit), le formulaire de directives de vote doit être rempli, signé et retourné conformément aux directives mentionnées dans le formulaire. Si un porteur non inscrit désire assister à l'assemblée et y voter en personne (ou faire en sorte qu'une autre personne assiste et vote pour le compte du porteur non inscrit), le porteur non inscrit doit remplir, signer et retourner le formulaire

de directives de vote conformément aux directives prévues et, un formulaire de procuration lui permettant d'assister et de voter à l'assemblée lui sera transmis.

OU

B) Formulaire de procuration. Moins fréquemment, les documents relatifs à l'assemblée qui sont expédiés au porteur non inscrit contiennent un formulaire de procuration qui a déjà été signé par l'intermédiaire (généralement un facsimilé d'une signature étampée), lequel formulaire ne vise que le nombre d'actions ordinaires détenues en propriété véritable par le porteur non inscrit, mais n'est pas rempli pour d'autres fins. Si le porteur non inscrit n'a pas l'intention d'assister à l'assemblée en personne et d'y voter (ou de faire en sorte qu'une autre personne assiste et vote pour le compte du porteur non inscrit), le porteur non inscrit doit remplir le formulaire de procuration et le remettre à Computershare de la façon décrite ci-dessus. Si un porteur non inscrit désire assister à l'assemblée et y voter en personne (ou de faire en sorte qu'une autre personne assiste et vote pour le compte du porteur non inscrit), le porteur non inscrit doit biffer les noms des personnes désignées dans la procuration et inscrire son propre nom (ou le nom de cette autre personne) dans l'espace en blanc prévu à cette fin.

Les porteurs non inscrits devraient suivre les directives mentionnées dans les formulaires qu'ils reçoivent et communiquer avec leurs intermédiaires promptement pour toute assistance.

RÉVOCATION DES PROCURATIONS

Un actionnaire inscrit qui a donné une procuration peut la révoquer au moyen d'un document écrit qui est signé par l'actionnaire ou par son mandataire dûment autorisé par écrit ou, si l'actionnaire est une société, par un dirigeant ou un mandataire de cette société dûment autorisé, et en livrant ce document au siège social de la Société, Atrium on Bay, Suite 402, 595 Bay St., Toronto (Ontario) Canada M5G 2C2, en tout temps jusqu'au dernier jour ouvrable inclusivement précédant le jour de l'assemblée, ou toute reprise de celle-ci, ou en le remettant au président de l'assemblée le jour de l'assemblée, ou à toute reprise de celle-ci. **Seuls les porteurs inscrits ont le droit de révoquer une procuration. Les porteurs non inscrits qui désirent modifier leur vote doivent, au moins sept jours avant l'assemblée, prendre des arrangements avec leurs intermédiaires respectifs pour faire révoquer la procuration en leur nom.**

La révocation d'une procuration n'a aucune incidence sur toute question à l'égard de laquelle un vote a été pris avant la révocation.

EXERCICE D'UN POUVOIR DISCRÉTIONNAIRE

Si les directives données dans une procuration sont claires, les personnes désignées dans la procuration exerceront les droits de vote se rattachant aux actions ordinaires représentées par cette procuration lors de tout scrutin et lorsqu'un choix est précisé dans la procuration relativement à toute question devant être traitée, les personnes nommées dans la procuration exerceront ou s'abstiendront d'exercer les droits de vote se rattachant aux actions ordinaires représentées par cette procuration conformément aux choix qui y sont précisés.

Lorsque l'actionnaire n'a précisé aucun choix, les droits de vote se rattachant à de telles actions seront exercés lors de tout scrutin conformément aux notes accompagnant la procuration. Notamment, et sans que ce soit limitée la portée générale de ce qui précède, un candidat de la direction exercera les droits de vote se rattachant à toute procuration qu'il détient en faveur de toute résolution à l'égard de laquelle aucun choix n'a été précisé dans la procuration.

La procuration ci-jointe, si elle est dûment remplie et livrée et n'est pas révoquée, confère un pouvoir discrétionnaire aux personnes qui y sont désignées comme fondés de pouvoir pour voter à l'égard des modifications ou des variations aux questions mentionnées dans l'avis de convocation et à l'égard des autres questions qui peuvent dûment être soumises à l'assemblée. Au moment d'aller sous presse avec la présente circulaire de sollicitation de procurations de la direction, la direction de la Société n'avait connaissance d'aucune modification, variation ou autre question qui pouvait être soumise à l'assemblée.

INTÉRÊTS DE CERTAINES PERSONNES DANS LES QUESTIONS DEVANT ÊTRE TRAITÉES

Sauf de la façon divulguée aux présentes, aucune personne n'a un intérêt important, direct ou indirect, en raison d'un droit de propriété véritable sur les titres ou autrement, dans les questions devant être traitées à l'assemblée, à l'exception de l'élection des administrateurs ou de la nomination des vérificateurs. Pour les fins du présent paragraphe, l'expression « personne » comprend toute personne : a) qui a été un administrateur ou un haut dirigeant de la Société en tout temps depuis le début du dernier exercice financier de la Société; b) qui est un candidat proposé aux fins d'élection à titre d'administrateur de la Société; ou c) qui a des liens avec une personne ou un membre du groupe d'une personne mentionnée aux alinéas a) ou b).

ACTIONS COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CELLES-CI

Les actions ordinaires sont les seules actions émises par la Société. En date des présentes, la Société a 55 614 467 actions ordinaires sans valeur nominale émises et en circulation, entièrement libérées et non cotisables, chaque action comportant un droit de vote.

La date de clôture des registres pour établir les actionnaires ayant le droit de recevoir un avis de convocation est le 9 mai 2007 à la fermeture des bureaux. Conformément aux dispositions de la *Loi sur les sociétés par actions* (Ontario) (la « LSAO »), la Société préparera une liste des porteurs d'actions ordinaires à cette date de clôture des registres. Chaque porteur d'actions ordinaires dont le nom figure sur la liste aura le droit d'exercer à l'assemblée les droits de vote se rattachant aux actions ordinaires figurant après son nom sur la liste, sauf dans la mesure où a) le porteur a transféré l'une quelconque de ses actions ordinaires après la date de clôture des registres et b) le cessionnaire des actions ordinaires en question produit des certificats d'actions dûment endossés ou établit autrement qu'il en est le propriétaire et demande, au plus tard dix jours avant l'assemblée, que son nom soit porté à la liste avant l'assemblée, auquel cas, le cessionnaire aura le droit d'exercer les droits de vote se rattachant à de telles actions ordinaires à l'assemblée.

En autant que les administrateurs et les hauts dirigeants de la Société le sachent, en date du 30 avril 2007, aucune personne ou société qui possède en propriété véritable, directement ou indirectement, ou qui exerce l'emprise ou la haute main sur des titres avec droit de vote de la Société comportant plus de 10 % des droits de vote se rattachant à toute catégorie de titres comportant droit de vote de la Société.

ÉLECTION DES ADMINISTRATEURS

Les statuts constitutifs de la Société prévoient que le conseil d'administration (le « conseil ») doit être composé d'un minimum de un et d'un maximum de dix administrateurs.

Conformément à une résolution adoptée par les administrateurs de la Société le 26 avril 2007, le nombre d'administrateurs devant être élus à l'assemblée est quatre. Les personnes nommées dans le formulaire de procuration ont l'intention de voter pour élire les administratifs suivants :

Paul J. Bennett
Jeff Kennedy
Garth A.C. MacRae
Richard H. McCoy

Le mandat de chacun des administrateurs actuels expire à l'assemblée. La direction n'envisage pas la possibilité que l'un quelconque de ces candidats sera incapable de remplir son mandat à titre d'administrateur. Chaque administrateur élu exercera son mandat jusqu'à la prochaine assemblée générale annuelle de la Société ou jusqu'à ce que son successeur soit élu ou nommé, à moins que son poste ne devienne vacant auparavant conformément aux règlements administratifs de la Société ou aux dispositions de la LSAO.

Le tableau qui suit présente le nom des candidats aux fins d'élection à titre d'administrateurs, la province et le pays où chacun d'eux réside habituellement, tous les postes qu'ils occupent présentement au sein de la Société, leur

principale occupation, la date à laquelle ils ont été élus administrateurs de la Société et le nombre d'actions ordinaires de la Société qu'ils détiennent en propriété véritable, directement ou indirectement, ou sur lesquelles ils exercent l'emprise ou la haute main, et ce, en date des présentes.

Nom et lieu de résidence	Principale occupation	Nombre d'actions comportant droit de vote détenues ou possédées	Administrateur depuis
Paul J. Bennett[1)2)] Alberta, Canada	Président et chef de la direction d'Energus Resources Ltd., une société du secteur du pétrole et du gaz naturel de l'Alberta.	1 500	Juin 2005
Jeff Kennedy[2)] Ontario, Canada	Chef de la direction financière et administrateur d'Equity Capital Markets et un administrateur de Valeurs mobilières Cormark Inc. (Cormark) (auparavant, Valeurs mobilières Sprott Inc.) et sa filiale en propriété exclusive, Cormark Securities (U.S.A.) Limited. Cormark est un courtier en valeurs indépendant.	---	Mars 2005
Garth MacRae[1)2)3)] Ontario, Canada	Expert-conseil financier indépendant	10 000	Avril 2005
Richard H. McCoy[1)2)4)] Ontario, Canada	Retraité; anciennement vice-président du conseil d'administration, Services de courtage, Valeurs Mobilières TD Inc.	10 500	Mars 2005

Notes :

1) Membre du comité de vérification.
2) Membre du comité de régie d'entreprise et des mises en candidature.
3) Président du comité de vérification.
4) Président du conseil.

RÉMUNÉRATION DE LA HAUTE DIRECTION

Rémunération des dirigeants

Selon les modalités de sa convention de services de gestion (la « convention de services de gestion ») intervenue avec Denison Mines Inc. (le « gestionnaire »), en date du 30 mars 2005 et en sa version modifiée en date du 27 mars 2006, Uranium Participation a retenu les services du gestionnaire pour qu'il fournisse des services de gestion à la Société, lesquels services comprennent la prestation de dirigeants à la Société. La convention de services de gestion prévoit que tout administrateur, dirigeant ou employé du gestionnaire qui est également un dirigeant d'Uranium Participation sera rémunéré par le gestionnaire et ne recevra aucune rémunération d'Uranium Participation. Par conséquent, les quatre dirigeants de la Société, notamment le président, le chef de la direction financière, le vice-président à la commercialisation et le secrétaire général ne reçoivent aucune rémunération d'Uranium Participation. Voir la rubrique « Contrats de gestion ».

Un exemplaire de la convention de services de gestion a été déposé sur le site web de SEDAR et on peut la consulter au www.sedar.com ou au www.uraniumparticipation.com.

Rémunération des administrateurs

À l'heure actuelle, trois membres du conseil sont « indépendants » aux fins d'évaluer les achats ou les ventes éventuels d'uranium, le cas échéant, entre le gestionnaire et la Société ou les sociétés membres de son groupe. À l'heure actuelle, chaque membre indépendant du conseil reçoit 25 000 $ par année, plus 1 000 $ pour chaque réunion

du conseil et des comités du conseil à laquelle il assiste. De plus, la Société rembourse les membres du conseil toutes les dépenses courantes engagées pour assister à ces réunions.

Au cours de l'exercice financier terminé le 28 février 2007, les montants globaux suivants ont été versés à chaque administrateur :

Nom	Rémunération en espèces versée au cours de l'exercice financier
Paul J. Bennett	34 999,96 $[1)]
Jeff Kennedy[1)]	---
Garth MacRae	32 999,96 $[1)]
Richard H. McCoy	34 999,96 $[1)]

Notes :

1) M. Kennedy est un dirigeant et un administrateur de Cormark. Cormark a agi à titre de chef de file des preneurs fermes dans le cadre de deux appels publics à l'épargne de la Société en 2006 et un en avril 2007. Par conséquent, le conseil a établi que M. Kennedy n'est pas « indépendant » et qu'il n'a donc pas le droit d'être rémunéré par la Société à titre d'administrateur.

INTÉRÊTS DES PERSONNES INFORMÉES DANS LES OPÉRATIONS IMPORTANTES

Sauf de la façon énoncée aux présentes, depuis le début du plus récent exercice financier complet de la Société, aucune personne informée de la Société ou aucun candidat au poste d'administrateur ou aucune personne qui a des liens avec une personne informée ou un candidat ou qui est membre du même groupe qu'une personne informée ou un candidat, n'a d'intérêt important, directement ou indirectement, dans toute opération qui a des conséquences importantes ou dans toute opération projetée qui pourrait avoir des conséquences importantes sur la Société ou l'un quelconque de ses filiales. Une « **personne informée** » signifie : a) un administrateur ou un membre de la haute direction de la Société; b) un administrateur ou un membre de la haute direction d'une personne ou d'une société qui elle-même est une personne informée ou une filiale de la Société; c) toute personne ou société qui détient en propriété véritable, directement ou indirectement, des titres comportant droit de vote de la Société ou qui exerce l'emprise ou la haute main sur des titres comportant droit de vote de la Société, ou une combinaison des deux, visant plus de 10 % des droits de vote, à l'exception des titres comportant droit de vote détenus par la personne ou la société en question en tant que preneur ferme dans le cadre d'un placement; et d) la Société elle-même pour autant qu'elle ait acheté, racheté ou autrement acquis l'une quelconque de ses actions ordinaires.

M. Kennedy, un des administrateurs de la Société, est un dirigeant et un administrateur de Cormark. Cormark a agi à titre de chef de file des preneurs fermes dans le cadre de trois appels publics à l'épargne que la Société a réalisés depuis le 28 février 2006, soit ceux décrits dans les prospectus de la Société datés du 17 mai 2006, 6 septembre 2006 et 2 avril 2007 et déposés sur SEDAR aux mêmes dates (www.sedar.com). À ce titre, Cormark a reçu de la Société une somme globale d'environ 6 975 615 $ en contrepartie des placements réalisés au cours de l'exercice 2007 et de 3 796 000 $ en acompte du placement réalisé après la fin de l'exercice.

NOMINATION ET RÉMUNÉRATION DES VÉRIFICATEURS

À moins que l'autorité de le faire ne soit refusée, les droits de vote se rattachant aux actions ordinaires qui sont représentées par les procurations sollicitées pour servir à l'assemblée ou à tout scrutin qui peut être tenu, seront exercés en faveur de la nomination de PricewaterhouseCoopers SRL, comptables agréés, pour exercer le mandat de vérificateurs de la Société jusqu'à la prochaine assemblée annuelle, et pour autoriser les administrateurs à fixer la rémunération des vérificateurs. PricewaterhouseCoopers SRL sont les vérificateurs de la Société depuis le 29 mars 2005.

CONTRATS DE GESTION

En mars 2005, le gestionnaire a conclu la convention de services de gestion avec la Société. La convention de services de gestion a été modifiée et mise à jour le 27 mars 2006. Les principaux bureaux du gestionnaire se trouvent à Atrium on Bay, 595 Bay Street, Suite 402, Toronto (Ontario) M5G 2C2. Aux termes d'un plan d'arrangement

réalisé entre le gestionnaire et International Uranium Corporation en date du 1er décembre 2006, le gestionnaire est devenu une filiale en propriété exclusive de Denison Mines Corp.

La convention de services de gestion a une durée initiale de cinq ans commençant le 30 mars 2005 et sera prorogée par entente réciproque par la suite, à moins qu'elle ne soit résiliée par l'une ou l'autre des parties moyennant un avis préalable de 180 jours donné par écrit. Uranium Participation peut mettre fin à la convention de services de gestion si le gestionnaire ne corrige pas toute violation de l'une quelconque de ses obligations importantes en vertu de la convention de services de gestion ou autrement, conformément à ses modalités. En 2006, les actionnaires de la Société ont donné leur approbation à des modifications apportées aux règlements administratifs de la Société et à la convention de services de gestion lui permettant d'investir non seulement dans l'U_3O_8, mais aussi dans de l'UF_6, et de conclure des ententes de prêt à l'égard de son UF_6 et de son U_3O_8 (collectivement, l'« uranium »). Certaines dispositions de la convention relatives à la rémunération du gestionnaire ont également été modifiées pour harmoniser la convention compte tenu de ces changements. Le détail de ces modifications figurent dans la circulaire d'information de la direction de la Société datée du 24 février 2006, dont un exemplaire a été déposé sur SEDAR dans le profil de la société et est disponible au www.sedar.com ou au www.uraniumparticipation.com.

En vertu de la convention de services de gestion, le gestionnaire est tenu de gérer les activités d'Uranium Participation conformément aux pratiques commerciales prudentes et raisonnables et, avec l'approbation du conseil et à ses propres frais, il peut déléguer à des tiers tout devoir ou toute obligation qui lui incombe en vertu de la convention de services de gestion. Tous les achats et toutes les ventes d'uranium sont effectués par le gestionnaire pour le compte d'Uranium Participation conformément à la convention de services de gestion. Le gestionnaire doit déployer les meilleurs efforts commerciaux raisonnables pour acheter et vendre l'uranium au meilleur prix disponible au cours d'une période de temps prudente.

Tous les achats et ventes d'uranium sont et continueront d'être réalisés par le gestionnaire pour Uranium Participation et en son nom conformément aux pratiques habituelles de l'industrie. Lorsque le conseil charge le gestionnaire d'acheter ou de vendre de l'uranium, le gestionnaire peut lancer un appel d'offres en vue de l'achat ou la vente d'uranium, selon le cas. Conformément aux pratiques industrielles, cet appel d'offres stipulera la quantité devant être achetée ou vendue, les détails concernant la livraison et le paiement, mais non le prix. Le gestionnaire peut aussi négocier directement avec des fournisseurs éventuels (les opérations hors marché) pour l'achat ou la vente d'uranium.

Toutes les ententes de prêt d'uranium ont été conclues par le gestionnaire pour Uranium Participation et en son nom conformément aux pratiques habituelles de l'industrie. Lorsque le conseil charge le gestionnaire de prêter de l'uranium, ce prêt doit stipuler la quantité, le taux d'intérêt, la durée, la garantie, les engagements et toutes les autres dispositions qui peuvent être appropriées. La société a conclu une entente exécutoire au 1er janvier 2007 en vue de prêter 500 000 KgU sous forme d'UF_6 pour une période de trois ans, à un taux minimum de 5 % par année, fondé sur la valeur du matériel prêté rajusté trimestriellement. La sûreté garantissant le prêt est constituée d'une lettre de crédit irrévocable d'une grande institution financière.

Outre ses responsabilités relativement à l'achat ou la vente d'uranium pour la Société et en son nom et relativement aux prêts d'uranium à l'occasion selon les directives qui lui sont données, le gestionnaire doit prendre des arrangements pour le stockage de l'uranium dans des installations pourvues d'un permis (les « installations »), contracter des polices d'assurance, préparer le dépôt de documents en vertu d'exigences réglementaires, préparer des rapports à l'intention des actionnaires, fournir des installations de bureau, fournir les services de dirigeants pour Uranium Participation et, de façon générale, gérer les activités et les affaires de la Société.

En contrepartie de l'exécution par le gestionnaire de ses devoirs et obligations en vertu des modalités de la convention de services de gestion, la Société versera les honoraires suivants au gestionnaire :

a) une commission de 1,5 % sur la valeur brute de tout achat ou toute vente d'uranium effectué à la demande du conseil; et

b) une somme de 400 000 $ par année, plus :

(i) des honoraires correspondant à 0,3 % par année de l'actif total d'Uranium Participation se situant entre 100 millions de dollars et 200 millions de dollars; et

(ii) de honoraires correspondant à 0,2 % par année de l'actif total excédant 200 millions de dollars;

c) des honoraires de 200 000 $ à la réalisation de chaque financement par actions où le produit payable à Uranium Participation excède 20 millions de dollars;

d) des honoraires de 200 000 $ pour chaque opération ou entente de nature commerciale (autre que l'acquisition ou la vente d'uranium) lorsque la valeur brute de cette opération ou entente excède 20 millions de dollars (une « démarche commerciale »); et

e) des honoraires annuels jusqu'à concurrence de 200 000 $, au gré du conseil d'administration, pour le travail ou le contrôle suivi associé à une démarche commerciale, pourvu que dans l'exercice de son jugement, le conseil d'administration tienne compte, entre autres, des efforts consacrés par le gestionnaire et de la valeur que la Société a tiré d'une telle démarche commerciale.

Uranium Participation a versé au total 4,7 millions de dollars (2,5 millions de dollars à titre de commissions pour les achats d'uranium et 2,2 millions de dollars en revenu sous forme d'honoraires) au gestionnaire au cours de l'exercice terminé le 28 février 2007.

En septembre 2006, Uranium Participation a conclu une convention de marge de crédit au montant de 15 millions de dollars avec le gestionnaire afin d'assurer qu'il ait suffisamment de liquidités pour s'acquitter de ses engagements d'achat. La facilité de crédit devait expirer le 10 mai 2007 et était entièrement garantie par les placements d'uranium d'Uranium Participation. L'intérêt en vertu de la facilité de crédit était fondé sur le taux préférentiel bancaire canadien majoré de 1 %. De plus, une commission d'engagement au taux de 1 % sur le montant de la facilité engagé s'applique. Uranium Participation avait tiré un montant de 11 600 000 $ en vertu de la facilité. Le 10 avril 2007, la Société a remboursé toutes les sommes dues en vertu de la facilité, laquelle a alors pris fin.

Tôt dans l'exercice, Uranium Participation a conclu avec le gestionnaire une convention de crédit portant sur une facilité renouvelable d'un maximum de 25 millions de dollars qui a pris fin le 24 mai 2006. La Société avait retiré et remboursé 10 millions de dollars aux termes de la facilité.

Le tableau suivant présente le nom, la province et le pays de résidence de chacune des personnes informées du gestionnaire ainsi que leurs postes et fonctions respectifs au sein du gestionnaire :

Nom, province et pays de résidence	**Poste au sein du gestionnaire**
James R. Anderson (Ontario) Canada	Chef de la direction financière
Donald C. Campbell (Ontario) Canada	Vice-président, Affaires commerciales
Sheila Colman (Ontario) Canada	Secrétaire général
E. Peter Farmer (Ontario) Canada	Administrateur et chef de la direction
Ron F. Hochstein (Colombie-Britannique) Canada	Administrateur, président et directeur de l'exploitation
William M. Shaver (Ontario) Canada	Vice-président

La convention de services de gestion prévoit que tout administrateur, dirigeant ou employé du gestionnaire qui est également un dirigeant d'Uranium Participation sera rémunéré par le gestionnaire à ce titre et ne recevra aucune rémunération d'Uranium Participation à ce titre.

AUTRES QUESTIONS

La direction n'a connaissance d'aucune autre question devant être soulevée à l'assemblée, autres que celles énoncées dans l'avis de convocation. Si toute autre question était dûment soumise à l'assemblée, les personnes nommées dans la procuration ont l'intention d'exercer les droits de vote se rattachant aux actions ordinaires représentées par la procuration selon leur meilleur jugement relativement à cette question.

RENSEIGNEMENTS ADDITIONNELS

Des renseignements additionnels concernant la Société sont disponibles sur le site web de SEDAR au www.sedar.com. Le rapport annuel de la Société pour 2007 contient des renseignements financiers concernant la Société, notamment le rapport annuel de la direction portant sur le rendement du fonds pour 2007 et les états financiers vérifiés pour l'exercice terminé le 28 février 2007.

On peut obtenir des exemplaires du rapport annuel de la direction portant sur le rendement du fonds pour 2007 de la Société, lequel rapport contient les états financiers consolidés de la Société pour son exercice financier terminé le 28 février 2007, ainsi que des exemplaires de la notice annuelle de la Société en date du 30 avril 2007 en s'adressant au secrétaire général de la Société à Atrium on Bay, 595 Bay Street, Suite 402, Toronto (Ontario) M5G 2C2 ou en se rendant sur le site web de la Société au www.uraniumparticipation.com ou sur le site web de SEDAR au www.sedar.com.

APPROBATION DU CONSEIL D'ADMINISTRATION

Les administrateurs de la Société ont approuvé le contenu et l'envoi de la présente circulaire.

FAIT le 30 avril 2007.

Sheila Colman
Secrétaire général

URANIUM PARTICIPATION CORPORATION

NOTICE ANNUELLE

POUR L'EXERCICE TERMINÉ LE 28 FÉVRIER 2007

LE 30 AVRIL 2007

TABLE DES MATIÈRES

MISE EN GARDE CONCERNANT L'INFORMATION PROSPECTIVE

La présente notice annuelle (« notice annuelle ») comporte certains énoncés prospectifs et de l'information prospective qui sont fondés, sur les attentes, estimations, projections, hypothèses et croyances d'Uranium Participation Corporation (« Uranium Participation Corp. » ou la « société ») actuelles. Les énoncés prospectifs peuvent généralement être identifiés par l'emploi d'une terminologie à caractère prospectif comme les verbes « pouvoir », « s'attendre », « avoir l'intention », « évaluer », « prévoir », « planifier », « estimer », « croire », « continuer » ou leur forme future ou conditionnelle ou toute autre forme, y compris la forme négative, ou toute autre terminologie semblable.

De par leur nature même, les énoncés prospectifs s'appuient sur plusieurs facteurs, hypothèses et estimations. Une diversité de facteurs, dont beaucoup échappent à la volonté d'Uranium Participation Corp., pourraient faire en sorte que les résultats réels diffèrent considérablement des attentes formulées dans l'énoncé prospectif. Ces facteurs comprennent, notamment, des changements dans le prix des marchandises et dans le taux de change. Voir la rubrique « Facteurs de risque » pour une description plus détaillée des principaux risques auxquels fait face la société.

Ces facteurs et d'autres facteurs devraient être étudiés attentivement et les lecteurs sont mis en garde de ne pas se fier indûment sur ces énoncés prospectifs. Bien que la direction étudie la validité de ses hypothèses et estimations, la survenance d'événements inhabituels et imprévus pourrait faire en sorte qu'elles soient inexactes. Dans de telles circonstances, le rendement futur pourrait différer considérablement des rendements formulés ou supposés par ces énoncés prospectifs. Sauf dans la mesure où la législation sur les valeurs mobilières applicables l'exige, la société ne s'engage pas à mettre à jour un énoncé prospectif.

Dans la présente notice annuelle, sauf indication contraire, tous les montants en dollars sont libellés en dollars canadiens, les renvois au symbole « $ » sont en dollars canadiens et les renvois au symbole « $US » sont en monnaie des États-Unis.

La présente notice annuelle est datée du 30 avril 2007. Sauf indication contraire, les renseignements figurant dans la présente notice sont donnés en date du 28 février 2007.

HISTOIRE ET FILIALES

Uranium Participation Corp. a été constituée par statuts constitutifs conformément à la Loi sur les sociétés par actions (Ontario) (la « LSAO ») le 15 mars 2005 et est devenue une société inscrite à la Bourse de Toronto le 10 mai 2005. Le siège social et principal établissement d'Uranium Participation Corp. est situé au Atrium on Bay, suite 402, 595 Bay Street, Toronto (Ontario) M5G 2C2. Uranium Participation Corp. ne compte aucun employé. Denison Mines Inc. (le « gestionnaire ») fournit les services de quatre dirigeants de la société, à savoir le président, le chef de la direction financière, le vice-président, Marketing et le secrétaire général, aux termes des modalités d'une convention de services de gestion datée du 30 mars 2005, en sa version modifiée (la « convention de services de gestion »).

Uranium Participation Corp. est une société de portefeuille de placement qui investit, par l'entremise de ses filiales en propriété exclusive, au moins 85 % du produit de tout placement de titres du secteur de l'uranium dans l'objectif principal de réaliser une plus-value de ses placements dans l'uranium. Sauf si le contexte n'exige une interprétation contraire, les renvois aux termes « uranium » renvoient à l'oxyde d'uranium en concentrés (« U_3O_8 ») et le terme hexafluorure d'uranium (« UF_6 »).

Uranium Participation Alberta Corp. (« UPAC ») est une filiale en propriété exclusive d'Uranium Participation Corp. Elle a été constituée en personne morale en vertu de la loi intitulée Business Corporations Act (Alberta) le 4 mai 2005. UPAC investit directement dans l'uranium qu'elle détient. Uranium Participation Cyprus Limited (« UPCL ») est une filiale en propriété exclusive d'Uranium Participation Corp. Elle a été constituée en personne morale sous le régime des lois de la République de Chypre le 10 septembre 2006. UPCL investit directement dans l'uranium qu'elle détient. UPAC et UPCL sont collectivement désignées les « filiales ».

La société exerce ses activités par l'entremise de ses filiales. Sauf si le contexte n'exige une interprétation contraire ou sauf indication contraire, les renvois à Uranium Participation Corp. ou à la société renvoient également aux filiales.

Uranium Participation Corp. est une société canadienne imposable et n'est pas une société d'investissement à capital variable pour les fins de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt »). La société est assujettie à l'impôt sur son revenu imposable, calculé conformément aux règles normales et aux taux normalement applicables aux sociétés ouvertes en vertu de la Loi de l'impôt. Actuellement, la société comptabilise ses gains non réalisés ou pertes sur ses placements dans l'uranium et accumule les impôts sur le revenu payables suivant les gains non réalisés. Les gains réalisés ou les pertes subies sur les opérations de vente d'uranium seront comptabilisés pour les fins de l'impôt au moment où ils seront réalisés ou subis et seront imposés en tant que revenu ou gains en capital, selon le cas.

DÉVELOPPEMENT GÉNÉRAL DE L'ENTREPRISE

Historique

Uranium Participation Corp. a été constituée en tant que société de portefeuille, aux fins d'investir la quasi-totalité de son actif dans l'U_3O_8, en mars 2005. Le 30 mars 2005, Uranium Participation Corp. a conclu la convention de services de gestion avec le gestionnaire. Voir « Entreprise d'Uranium Participation Corp. – Gestion d'Uranium Participation Corp. ». En mai 2005, Uranium Participation Corp. a réalisé un premier appel public à l'épargne visant des unités consistant en des actions ordinaires de la société (les « actions ordinaires ») et des bons de souscription d'actions ordinaires (les « bons de souscription de 2005 »), dont elle a tiré un produit brut de 100 millions de dollars. La quasi-totalité du produit net du placement a été affectée à l'achat d'un total de 2,55 millions de 2.55 millions de livres d'U_3O_8, à un prix moyen par livre de 35,05 $, pour un coût total de 89,4 millions de dollars.

En décembre 2005, Uranium Participation Corp. a réalisé un autre appel public à l'épargne visant les actions ordinaires, dont elle a tiré un produit brut de 64,5 millions de dollars, et a affecté le produit net de ce placement à l'achat d'uranium.

En février 2006, le conseil d'administration d'Uranium Participation Corp. (le « conseil ») a approuvé les modifications aux règlements de la société afin de permettre à celle-ci d'investir dans l'UF_6, en plus de l'U_3O_8, et de permettre à la société de conclure des ententes de prêt de son uranium à des tiers. Le conseil a également approuvé des modifications aux dispositions relatives à la rémunération de la convention de services de gestion. Ces modifications ont été par la suite ratifiées par au moins les deux tiers des voix exprimées à l'assemblée extraordinaire des actionnaires de la société qui s'est tenue à cette fin le 27 mars 2006. Voir « Activités d'Uranium Participation Corp. – Gestion d'Uranium Participation Corp. ».

En mars 2006, Uranium Participation Corp. a conclu avec le gestionnaire une facilité de crédit renouvelable (la « première facilité de crédit ») d'un maximum de 25 millions de dollars. En avril 2006, la limite en vertu de la première facilité de crédit a été réduite à 10,0 millions de dollars. L'intérêt de la première facilité de crédit est égal au taux préférentiel publié par la Banque de Nouvelle-Écosse, majoré de 2 %. Une commission d'engagement au taux de 1 % a été appliquée sur le solde inutilisé de la facilité de crédit. Le montant de 10 millions de dollars tiré sur la première facilité de crédit a été remboursé en mai 2006.

En mai 2006, la société a conclu un appel public à l'épargne visant des actions ordinaires dont elle a tiré un produit brut de 51,8 millions de dollars. Le produit net a été affecté au remboursement de la première facilité de crédit et à l'achat d'uranium.

En septembre 2006, la société a conclu un autre appel public à l'épargne portant sur 11 363 650 unités, chaque unité consistant en une action ordinaire et un quart de bon de souscription d'actions ordinaires (les « bons de souscription de 2006 »). Le produit brut s'est établi à 100 millions de dollars. Le produit net a été affecté au financement des engagements d'achat d'uranium.

En septembre 2006, la société a conclu avec le gestionnaire une nouvelle facilité de crédit renouvelable (la « deuxième facilité de crédit ») d'un maximum de 15 millions de dollars. La société a tiré un montant de 11,6 millions de dollars, montant qui a été investi dans de l'uranium. Les montants en cours en vertu de la deuxième facilité de crédit portent intérêt au taux annuel représentant le taux préférentiel offert par une banque à charte canadienne, majoré de 1 %. Une commission d'engagement de 1 % a été appliquée à la tranche inutilisée de la deuxième facilité de crédit. L'encours sur la deuxième facilité de crédit a été remboursé en avril 2007.

La société a conclu une entente exécutoire au 1er janvier 2007 en vue de prêter 500 000 KgU de UF_6 pour une période de trois ans au taux d'intérêt de 5 % par année fondé sur la valeur du matériel prêté rajusté trimestriellement. La garantie du prêt consiste en une lettre de crédit irrévocable d'une grande institution financière.

En avril 2007, Uranium Participation Corp. a conclu un appel public à l'épargne portant sur 6 500 000 actions ordinaires. Le produit brut de l'appel public à l'épargne s'est établi à 94,9 millions de dollars. Le produit net est affecté à l'achat d'uranium, au remboursement de l'encours de la deuxième facilité de crédit et au financement des obligations courantes de la société.

Les prix comptant de l'uranium publiés par Ux Consulting Company LLC (« UxCo ») ont constamment progressé pendant 2005 et 2006, atteignant 36,25 $US au 31 décembre 2005, 72,00 $US au 31 décembre 2006 et 80,00 $US le 28 février 2007. Au 28 février 2007, la société a pris livraison de 4,2 millions de livres d'U_3O_8, de 950 000 KgU de UF_6 et, en date de la présente notice annuelle, a fait l'acquisition d'un autre 250 000 KgU de UF_6 dont la livraison est prévue avant le 28 septembre 2007. La valeur liquidative des actions ordinaires (« valeur liquidative ») au 28 février 2007 s'est établie à 11,95 $ fondée sur le prix comptant du U_3O_8 de 85,00 $US la livre, le prix au comptant du UF_6 de 233,00 $US par KgU et le taux de change du dollar canadien et américain de 1,170. Pour les renseignements concernant le calcul de la valeur liquidative des actions ordinaire, voir « Activités d'Uranium Participation Corp. – Calcul de la valeur liquidative ».

ACTIVITÉS D'URANIUM PARTICIPATION CORP.

Objectif et stratégie de placement

Uranium Participation Corp. est une entité détentrice de placements créée pour investir, par l'entremise de filiales en propriété exclusive, au moins 85 % du produit des placements de titres dans l'uranium, dont le principal objectif de placement consiste à obtenir une plus-value de l'uranium. Même si Uranium Participation Corp. n'a pas actuellement l'intention de le faire à court terme, elle pourrait vendre, par la suite, une partie ou la totalité de ses avoirs d'uranium. Un placement dans les actions ordinaires offre une solution de rechange en matière de placement pour les épargnants qui sont intéressés à investir directement dans l'uranium. Les actions ordinaires représentent une participation indirecte dans l'uranium matériel dont Uranium Participation Corp. est propriétaire.

La stratégie d'Uranium Participation Corp. consiste à investir dans des quantités d'Uranium qu'elle détient et à ne pas spéculer activement à l'égard des changements à court terme du prix de l'uranium. Cette stratégie

offre aux épargnants la capacité d'investir effectivement dans de l'uranium d'une manière qui n'inclut pas directement des risques liés à des placements dans des sociétés de prospection, d'extraction et de traitement de l'uranium.

Tout l'uranium appartenant à Uranium Participation Corp. est stocké dans des installations de conversion et d'enrichissement d'uranium titulaires de permis au Canada, en France, au Royaume-Uni ou aux États-Unis. Le gestionnaire, pour le compte d'Uranium Participation Corp., négocie des ententes de stockage avec des installations. Voir la rubrique « Activités d'Uranium Participation Corp. – Gestion d'Uranium Participation Corp. ». Ni Uranium Participation Corp. ni le gestionnaire n'ont le droit d'enlever l'uranium ou d'en demander l'enlèvement stocké pour le compte d'Uranium Participation Corp., à moins qu'une résolution certifiée du conseil d'administration autorisant ce transfert ne soit remise au gestionnaire.

Puisque le principal objectif de placement d'Uranium Participation Corp. est la plus-value de ses avoirs en Uranium, les dépenses de celle-ci doivent être réglées en utilisant l'encaisse qui n'est pas autrement affectée à l'achat d'Uranium, plutôt que de vendre une partie de cet uranium. Le revenu, dont on s'attend à ce qu'il excède les dépenses annuelles, est également réalisé grâce au prêt d'uranium. Les dépenses annuelles, ce qui comprend les impôts sur le capital, sont évaluées à environ 2,3 millions de dollars.

Politique de placement

Pour mener à bien la stratégie d'Uranium Participation Corp., le conseil d'administration a instauré une politique de placement, qui est énoncé dans le règlement d'Uranium Participation Corp. La politique prévoit qu'au moins 85 % du produit brut du placement de titres par la société doit être investi dans l'uranium ou détenu afin d'effectuer de futurs achats d'uranium; cette politique ne peut être modifiée que par les actionnaires de la société. En outre, la politique prévoit qu'Uranium Participation Corp. ne peut conclure d'ententes de prêt en vue d'emprunter des sommes d'argent, sauf dans des circonstances très limitées, pour financer l'achat d'uranium. Dans ces circonstances, Uranium Participation Corp. peut conclure des ententes d'emprunt pour toutes les sommes dues n'excédant pas 15 % de l'actif total d'Uranium Participation Corp.

Exploitation

Après la réalisation par Uranium Participation Corp. d'un premier appel public à l'épargne (« PAPE ») en mai 2005, qui a permis de tirer un produit brut de 100 millions de dollars, le gestionnaire a acquis un total de 2 550 000 livres d'U_3O_8 dans le cadre d'opérations conclues avec divers fournisseurs, au coût total de 89,4 millions de dollars. La totalité de cet U_3O_8 a été livré avant la fin août 2005. Environ 89 % du produit brut tiré du PAPE est maintenant investi dans l'U_3O_8.

Avant la livraison de cet U_3O_8, le gestionnaire a conclu des ententes d'entreposage avec trois installations, soit Cameco Corporation, Comurhex et ConverDyn situées au Canada, en France et aux États-Unis, respectivement. Tout l'U_3O_8 acquis a été transféré à ces installations aux termes de ces ententes d'entreposage et y est entreposé. Ultérieurement et avant l'achat de UF_6, le gestionnaire a conclu avec Eurodif et USEC, en France et aux États-Unis, respectivement, des ententes de stockage du UF_6.

Ultérieurement au premier appel public à l'épargne et avant le 28 février 2007, la société a tiré de trois financements par émission de titres, un produit brut de 216,3 millions de dollars. Au 28 février 2007, la société détient 4,2 millions de livres de U_3O_8 et 0,95 millions de KgU de UF_6, au coût total de 305,7 millions de dollars, soit 93 % du produit brut du premier appel public à l'épargne, les trois autres opérations de financement par émission de titres conclues le 28 février 2007 et des emprunts en cours en vertu de la deuxième entente de crédit.

En avril 2007, Uranium Participation Corp. a réalisé un autre financement par émission de titres dont elle a tiré un produit brut de 94,9 millions de dollars. Le produit brut est affecté à l'achat d'uranium, au

remboursement de prêts et au financement des activités. La société a acheté 250 000 KgU de UF_6 devant être livrés au plus tard le 28 septembre 2007.

Tous les achats d'uranium sont faits en dollars américains, et les coûts d'entreposage des installations sont payés en dollars américains ou en euros, selon le cas Le prix au comptant fixé par UxCo est également libellé en dollars américains. Ainsi, les activités et les résultats financiers d'Uranium Participation Corp. sont touchés directement par les variations des taux de change relatifs avec le dollar canadien. Les prix au comptant pour l'U_3O_8 sont passés de 29,00 $US la livre au moment de la réalisation du PAPE à 113,00 $US à la date de la présente notice annuelle. Au cours de la même période, le taux de change du dollar américain a chuté de 1,2372 à 1,1067, compensant ainsi partiellement la valeur accrue du U_3O_8, lorsqu'elle est convertie en dollars canadiens.

Calcul de la valeur liquidative et valeur des actions

À la fin de chaque mois, le gestionnaire est tenu, aux termes de la convention de services de gestion, de calculer et d'annoncer la valeur liquidative. La valeur liquidative est établie en multipliant la quantité d'uranium détenue par la société ou en son nom par le dernier prix au comptant de l'uranium pour chaque mois respectivement publié par le UxCo, plus les liquidités et les autres éléments d'actif détenus par la société, moins les comptes débiteurs en cours, la dette et tous les autres éléments de passif de la société et en divisant le résultat par le nombre d'actions ordinaires en circulation. Tous les montants en dollars américains sont convertis en dollars canadiens d'après le taux de change à midi pour la conversion de dollars américains, publié par la Banque du Canada, au dernier jour qui précède le jour du calcul de la valeur liquidative.

Uranium Participation Corp. n'est pas un fond commun de placement et un investissement dans les actions ordinaires n'est pas remboursable. De plus, la valeur liquidative pourrait ne pas nécessairement tenir compte de la valeur de réalisation réelle de l'uranium détenu par Uranium Participation Corp. Voir « Facteurs de risque – Absence de liquidité des placements » et « Facteurs de risque – Valeur liquidative ».

Gestion d'Uranium Participation Corp.

En mars 2005, le gestionnaire a conclu avec la société une convention de services de gestion, qui a été par la suite modifiée le 27 mars 2006. Le gestionnaire, par voie d'un plan d'arrangement conclu avec International Uranium Corporation le 1er décembre 2006 (l'« arrangement Denison »), est devenu une filiale en propriété exclusive de Denison Mines Corp. (« DMC »).

La convention de services de gestion est d'une durée initiale de cinq ans (la « durée initiale ») commençant le 30 mars 2005 et demeurera par la suite, sauf si elle est résiliée par l'une ou l'autre partie moyennant un préavis écrit de 180 jours. Uranium Participation Corp. a le droit de résilier la convention de services de gestion en cas de violation non remédiée par le gestionnaire de l'une quelconque de ses obligations importantes prévues par la convention de services de gestion ou par ailleurs conformément aux modalités de celle-ci. Le 14 février 2006 et sous réserve de l'approbation des actionnaires, le conseil a approuvé les modifications apportées à la convention de services de gestion en vue de modifier ces dispositions portant sur la rémunération et la faire concorder aux changements de la politique d'investissement de la société énoncée dans son règlement, qui permet à la société d'investir dans l'UF_6 et qui autorise la société à conclure des ententes de prêt de son uranium. Ces modifications ont été par la suite approuvées par les actionnaires de la société le 27 mars 2006.

Conformément à la convention de services de gestion, le gestionnaire est tenu de gérer les activités d'Uranium Participation Corp. conformément aux pratiques raisonnables et prudentes du secteur et peut confier, moyennant l'approbation du conseil et à ses propres frais, toutes les fonctions ou obligations prévues par la convention de services de gestion à un tiers. Toutes les opérations d'achat et de vente d'uranium sont effectuées par le gestionnaire pour le compte d'Uranium Participation Corp., en conformité avec la convention de services de gestion et le titre de propriété de l'uranium acheté demeure celui de la société. Le

gestionnaire est tenu d'une obligation de moyens pour vendre et acheter l'uranium au meilleur prix possible pendant un délai raisonnable de temps. Tous les achats et toutes les ventes d'uranium sont et continueront d'être réalisés par le gestionnaire conformément aux pratiques normales du secteur et pour le compte et au nom d'Uranium Participation Corp. Lorsque le conseil donne instructions au gestionnaire d'acheter ou de vendre de l'uranium, le gestionnaire peut présenter une soumission d'achat d'uranium ou offrir de vendre l'uranium, selon le cas. Conformément aux pratiques sectorielles, ces soumissions stipuleront la quantité devant être achetée ou vendue, les modalités de livraison et de paiement, mais non le prix. Les acheteurs ou vendeurs habituels d'uranium incluent les producteurs d'uranium, les négociants et les services publics qui exploitent des installations de production d'énergie nucléaire. Le gestionnaire peut également négocier directement avec des fournisseurs potentiels (dans le cadre d'opérations hors marché) pour acheter ou vendre de l'uranium. Il n'existe aucun marché public par l'entremise duquel ces opérations d'achat et de vente peuvent être effectuées et, par conséquent, toutes ces opérations d'achat et de vente sont conclues de gré à gré. Le bassin d'acheteurs potentiels et le cycle d'achat ou de vente d'une offre d'achat ou de vente ou d'une opération hors marché peut s'écouler sur plusieurs mois. Étant donné que toutes les opérations d'achat sont confidentielles, ni le gestionnaire ni Uranium Participation Corp. ne seront en mesure de révéler publiquement l'identité du fournisseur de qui l'Uranium Participation Corp. pourrait éventuellement acheter de l'uranium ni celle de l'acheteur à qui Uranium Participation Corp. pourrait vendre de l'uranium.

Dans l'éventualité où le gestionnaire décidait qu'il serait avantageux d'acheter ou de vendre du U_3O_8 parmi le stock ou la production du gestionnaire ou de l'une de ses filiales, de McLean Uranium Limited, ou de toute autre personne reliée (au sens attribué à ce terme dans la règle 61-501 de la Commission des valeurs mobilières de l'Ontario, en sa version modifiée,) du gestionnaire (« achat conclu avec une personne reliée »), ces achats ou ces ventes nécessiteront l'approbation unanime des administrateurs indépendants d'Uranium Participation Corp. pour tous les montants supérieurs à 1 million de dollars au total. À la date de la présente notice annuelle, aucun achat avec une personne reliée n'a été effectué. Le gestionnaire n'a pas de participation dans Uranium Participation Corp. et les deux sociétés n'ont aucun administrateur commun.

Les ententes de prêt d'uranium seront conclues par le gestionnaire conformément aux pratiques normales de l'industrie pour le compte et au nom d'Uranium Participation Corp. Si le conseil donne ordre au gestionnaire de prêter de l'uranium, un tel prêt stipulera la quantité, le taux d'intérêt, la durée, la garantie, les engagements et toutes les autres dispositions jugées adéquates.

Outre ses fonctions consistant à acheter ou vendre de l'uranium pour le compte et au nom de la société, le gestionnaire est tenu de prendre des mesure d'entreposage de l'uranium dans des installations, contracter les assurances nécessaires, procéder au dépôt des documents, de nature réglementaire, rendre compte aux actionnaires, fournir les bureaux, les services des dirigeants pour Uranium Participation Corp. et, de façon générale, gérer l'entreprise et les affaires de la société.

En contrepartie de ses services et des obligations contractées en vertu de la convention de services de gestion du gestionnaire, la société versera les honoraires suivants à ce dernier :

a) une commission de 1,5 % de la valeur brute de l'achat ou de la vente d'uranium réalisé à la demande du conseil; et

b) 400 000 $ par année, plus :

    (i) une rémunération équivalant à 0,3 % par année de l'actif total d'Uranium Participation Corp. excédant 100 millions de dollars et jusqu'à concurrence de 200 millions de dollars; et

    (ii) une rémunération équivalant à 0,2 % par année de l'actif d'Uranium Participation Corp. excédant plus de 200 millions de dollars d'actif total;

c) une rémunération de 200 000 $ moyennant la réalisation de chaque financement par action lorsque le produit payable à Uranium Participation Corp. est supérieur à 20 millions de dollars;

d) une rémunération de 200 000 $ pour chaque opération ou entente (autre que l'acquisition ou la vente d'uranium) commerciale lorsque la valeur brute d'une telle opération est supérieur à 20 millions de dollars (un « projet »); et

e) une rémunération annuelle d'un montant maximum de 200 000 $, au gré du conseil, pour la supervision ou les travaux relatifs à un projet; toutefois, dans l'exercice de sa discrétion, le conseil doit étudier, entre autres facteurs, l'effort déployé par le gestionnaire et la valeur tirée par la société d'un tel projet.

Uranium Participation Corp. a versé un total de 2,1 millions de dollars et de 2,5 millions de dollars de commissions au gestionnaire pour l'achat d'uranium et 0,4 million de dollars et 2,2 millions de dollars au titre d'autres honoraires pendant la période du 15 mars 2005 au 28 février 2006 et pour l'exercice terminé le 28 février 2007, respectivement. Une somme de 0,6 million de dollars est incluse dans les honoraires versés au gestionnaire au cours de l'exercice 2007 relativement à la fourniture de la première et de la deuxième facilité de crédit. Voir « Dirigeants et autres personnes intéressées dans des opérations importantes ».

Aux termes de la convention de services de gestion, le gestionnaire paie les administrateurs, dirigeants ou employés du gestionnaire qui sont également des dirigeants d'Uranium Participation Corp. et ceux-ci ne touchent aucune rémunération d'Uranium Participation Corp. en cette qualité.

Aperçu général

Utilisation de l'uranium

La seule utilisation importante du U_3O_8 à des fins commerciales est celle de combustible dans les centrales nucléaires pour la production d'électricité. Par le procédé de fission nucléaire, l'isotope d'uranium U-235 est soumis à une réaction nucléaire au cours de laquelle son noyau est divisé en particules plus petites. La fission nucléaire dégage une quantité d'énergie considérable qui est à l'origine de l'électricité produite par l'industrie nucléaire.

La première application pratique de l'énergie nucléaire a eu lieu en 1951, quand un réacteur nucléaire expérimental d'un centre de recherche des États-Unis, à Idaho Falls, a allumé quatre ampoules ordinaires. À la fin des années 50, les premières centrales nucléaires à l'échelle réelle entraient en service aux États-Unis, au Royaume-Uni, en Russie et en France. L'industrie nucléaire de ces pays et de plusieurs autres a connu une croissance rapide au cours des années 60 et 70. Les premières commandes de réacteurs nucléaires à des fins d'exportation ont été passées en 1958 et elles ont entraîné l'expansion de la production d'électricité d'origine nucléaire dans de nombreux autres pays comme le Canada, l'Allemagne, la Suisse, l'Espagne, la Belgique, la Finlande et le Japon. La technologie des réacteurs a aussi été exportée vers la Russie et plusieurs pays de l'Europe de l'Est, notamment l'ancienne Allemagne de l'Est, l'ancienne Tchécoslovaquie, la Bulgarie et la Hongrie. Bon nombre de ces pays ont développé leur propre savoir-faire en la matière, d'où l'essor que l'industrie nucléaire connaît aujourd'hui à l'échelle internationale.

L'uranium a d'autres applications, soit dans le domaine du diagnostic médical et d'autres secteurs d'activités. L'uranium alimente aussi plus de 200 réacteurs nucléaires privés qui sont exploités à des fins de recherche et de production d'isotopes pour des besoins médicaux et industriels.

Procédé de production d'uranium

L'étape initiale du procédé en vue de l'utilisation du minerai uranifère dans un réacteur nucléaire est l'extraction minière et la valorisation du minerai dans une installation ou une usine de traitement d'uranium

pour donner des concentrés uranifères renfermant entre 80 % et 90 % d'U_3O_8. Le prix du concentré uranifère est établi et vendu en fonction de la teneur en U_3O_8.

La deuxième étape de préparation de l'uranium en vue de son utilisation dans un réacteur nucléaire est réalisée à l'emplacement des convertisseurs ou l'U_3O_8 est converti en hexafluorure d'uranium (« UF_6 »). D'une température supérieure à 56 degrés Celsius, l'UF_6 est un gaz qui se prête au procédé d'enrichissement en vue de produire du combustible pour la majorité des types de réacteurs. Suivant la production d'UF_6, il faut suivre les étapes de la fabrication et de l'enrichissement du combustible avant que le combustible nucléaire ne soit prêt à être chargé dans un réacteur nucléaire.

Demande

La demande d'uranium dépend directement de la quantité d'électricité produite par les centrales nucléaires. La structure des coûts de production de l'énergie nucléaire, caractérisée par des investissements nettement plus importants mais par des coûts généralement plus faibles en combustible que la plupart des autres formes de production d'énergie, signifie que les centrales nucléaires doivent présenter un facteur d'utilisation élevé pour maximiser leur rentabilité. Par conséquent, la demande d'uranium comme combustible est plus facile à prévoir que celle d'autres produits de base. Les prévisions de la demande d'uranium sont, dans une large mesure, fonction de la capacité installée ou exploitable de production d'énergie nucléaire, sans égard aux fluctuations de l'économie ou à la demande d'autres formes d'énergie.

Selon la World Nuclear Association (la « WNA »), la consommation mondiale de combustible d'uranium par les réacteurs nucléaires en 2006 s'est élevée à 173 millions de livres. Le Livre rouge de 2005 (Uranium 2005 : Ressources, production et demande, OCDE/AIEA) prévoit que la demande d'U_3O_8 augmentera de 208 à 260 millions de livres par an d'ici 2025, ce qui correspond à un taux de croissance annuel composé se situant entre 1,0 % et 2,2 %.

La consommation mondiale nette d'électricité devrait presque doubler au cours des deux prochaines décennies, selon les prévisions établies dans le scénario de référence de l'International Energy Outlook 2004 (l'« IEO 2004 »). La demande totale d'électricité devrait croître en moyenne de 2,3 % par an, pour passer de 13 290 milliards de kilowattheures en 2001 à 23 072 milliards de kilowattheures en 2025. Les prévisions de l'IEO 2004 supposent que les pays en développement d'Asie, ce qui comprend la Chine et l'Inde, poursuivront leur expansion économique, caractérisée par une croissance globale du PIB de 5 % par an au cours de cette période, ce qui correspond à environ deux points de pourcentage de plus que la croissance du PIB mondial dans son ensemble. C'est ce qui explique que la demande d'énergie qui accompagne la croissance économique asiatique devrait doubler au cours des deux prochaines décennies, et représenter 40 % de l'accroissement de la consommation d'énergie mondiale projetée au cours de cette période.

Selon la WNA, au mois de janvier 2007, il y avait dans le monde 435 centrales nucléaires commerciales pouvant être exploitées, pour une capacité de production installée globale de 368,9 mégawatts d'électricité, nécessitant une consommation annuelle de 173 millions de livres d'U_3O_8. Ces centrales nucléaires commerciales fournissent actuellement 16 % des besoins mondiaux en énergie. À cela il faut ajouter 28 centrales nucléaires commerciales (pouvant produire 22,7 mégawatts d'électricité) qui sont en construction. Les centrales en construction sont situées en Asie, principalement en Chine, en Corée du Sud et en Inde. Bien qu'on ne sache pas exactement si la part de l'énergie nucléaire dans la production mondiale d'énergie est appelée à croître, des sources industrielles estiment que sa croissance sera rapide en Asie.

La demande d'uranium pourrait être stimulée par la tendance à l'accroissement des facteurs de charge des centrales, mais elle peut aussi fléchir par suite de la fermeture prématurée de certaines centrales nucléaires. Les facteurs à l'origine de l'augmentation de la demande de combustible continueront d'être annulés en partie par les gains d'efficacité qui seront enregistrés par les centrales nucléaires et des réductions de la teneur du résidu pauvre au cours de l'enrichissement. Selon la WNA, de 1970 à 1990, il y a eu une baisse de 25 % de la demande d'uranium par kilowattheure produit en Europe par suite de ces gains d'efficacité.

Offre

L'uranium provient de la production primaire (l'extraction du minerai d'uranium), et de sources secondaires, comme les prélèvements effectués sur les stocks excédentaires, l'uranium libéré par la mise hors service d'armes nucléaires, de résidus d'uranium épuisé réenrichi et du combustible épuisé de réacteurs qui a été retraité. Le gestionnaire estime qu'en 2006, l'industrie primaire a produit seulement 59 % de l'uranium consommé annuellement.

Production primaire

L'industrie primaire d'uranium se caractérise par un petit nombre de sociétés actives dans un nombre relativement limité de pays. Selon UxCo, la production annuelle des mines en 2006 s'établissait à environ 102 millions de livres d'U_3O_8, en baisse de 6 % depuis 2005. En 2006, environ 81 % de la production mondiale estimative provenait de huit producteurs : Cameco Corporation, AREVA, Energy Resources of Australia Ltd., Rossing Uranium Limited et BHP Billiton en occident, et KazAtomProm au Kazakhstan, NAVOI Mining Metallurgical Kombinat en Ouzbékistan et TVEL en Russie.

Environ 82 % de la production mondiale estimative provenait de sept pays (par ordre décroissant de production) : Canada, Australie, Kazakhstan, Russie, Niger, Namibie et Ouzbékistan. L'industrie canadienne de l'uranium a été le principal fournisseur d'uranium ces dernières années; sa production s'est élevée à 25,6 millions de livres d'U_3O_8 en 2006, ce qui a représenté environ 25 % de la production mondiale.

Le Livre rouge de 2003 a estimé que les présentes ressources mesurées d'uranium mondiales qui se trouvent près des centres de production existants ou devant être construits et qui peuvent être récupérées à un prix inférieur à 15,38 $US la livre d'$U_3O_8$, s'élèvent à 4,8 milliards de livres. Ces ressources sont suffisantes pour répondre aux besoins prévisionnels en uranium jusqu'en 2020. Cependant, bien qu'il existe des réserves suffisantes, les centres de production d'uranium en question ne disposent pas et ne sont pas appelés à disposer de la capacité suffisante pour répondre à plus de 52 % à 58 % de la demande annuelle au cours de la même période.

Les délais et les coûts en capital pour permettre et mettre en valeur la nouvelle production d'uranium constituent un enjeu crucial dans l'évaluation de la possibilité d'accroître l'offre. Les délais dont la plupart des nouvelles installations de production ont eu besoin, du stade de la découverte à celui la production, ont été d'environ 10 à 20 ans, du fait des obstacles à surmonter sur le plan environnemental et des difficultés techniques posées par l'exploitation de l'uranium. En conséquence, le gestionnaire ne prévoit pas de hausse sensible de la production des nouvelles mines, actuellement non planifiées, avant la prochaine décennie.

Sources d'approvisionnement secondaires

Chaque année depuis 1989, la production d'uranium mondiale a été inférieure à la consommation d'uranium. La pénurie qui en résulte a été comblée par plusieurs sources secondaires. L'uranium désenrichi des têtes nucléaires mélangé à de l'uranium faiblement enrichi provenant de sources de production traditionnelles a été la principale source de cet approvisionnement et devrait combler environ 7 % de la demande au cours des dix prochaines années. En outre, certains services publics en Europe utilisent de l'uranium et du plutonium retraités provenant du combustible épuisé de réacteurs comme source d'approvisionnement, et les résidus d'uranium épuisé de réacteurs peuvent être réenrichis et ajoutés au mélange combustible, comblant ainsi 6 % à 8 % de la demande mondiale. Les stocks excédentaires détenus par les services publics, les producteurs ou d'autres participants au cycle du combustible et par les gouvernements ont aussi constitué une source d'approvisionnement, mais d'une importance limitée.

Uranium provenant du désarmement nucléaire

La principale source secondaire d'uranium provient du désarmement des têtes nucléaires. En février 1993, les États-Unis et la Russie ont conclu un contrat (le « contrat de vente de UHE russe ») pour gérer la vente

d'uranium hautement enrichi (« UHE »). En vertu de ce contrat de 20 ans, 500 tonnes de UHE, provenant du démantèlement d'armes nucléaires, seront transformées par dilution en Russie et livrées aux États-Unis sous forme d'uranium faiblement enrichi (« uranium de désarmement »), utilisable dans les centrales nucléaires.

En mars 1999, Cameco Corporation, AREVA et NUKEM, Inc. (les « sociétés occidentales ») ont conclu une entente aux termes de laquelle elles commercialiseraient une large part de l'uranium provenant du désarmement (le « contrat occidental »). Cameco Corporation indique qu'à la suite de diverses modifications apportées au contrat occidental, les sociétés occidentales se sont maintenant engagées à acheter et à vendre près de 163 millions de livres d'U_3O_8 de 2004 à la fin de 2013.

La Russie, par l'entremise de son mandataire Techsnabexport (« Tenex »), vend également une part de l'uranium de désarmement que les sociétés occidentales n'achètent pas. En novembre 2003, Tenex a mis fin à son contrat portant sur les ventes à destination des États-Unis (la « résiliation de Tenex ») par l'entremise de Globe Nuclear Services and Supply. La Russie utilise à l'heure actuelle plus du double d'U_3O_8 qu'elle produit et elle a entrepris un programme ambitieux d'implantation de centrales nucléaires qui aggravera encore plus la pénurie d'approvisionnement en U_3O_8.

En conséquence de la résiliation de Tenex et des modifications subséquentes au contrat occidental, la quantité d'uranium provenant du désarmement qui aurait été disponible pour le marché du monde occidental a été réduite d'environ 74 millions de livres d'U_3O_8 de la période s'échelonnant de 2004 à 2013.

Le marché et le prix de l'uranium

Les services publics s'assurent de pouvoir combler un pourcentage important de leurs besoins en uranium en concluant des contrats à moyen et à long terme avec les producteurs. Ces contrats prévoient généralement le début des livraisons un à quatre ans après la signature du contrat, lesquelles se poursuivent pendant quelques années.

Il n'existe, à l'heure actuelle, aucune bourse de marchandises réglementée souscrite par les teneurs de marché pour les composantes variées de combustible nucléaire. Pour cette raison, les participants du marché doivent se fier aux nombreux prix publiés, qui s'appuient sur les données historiques et sur les indicateurs du marché.

Les prix contractuels de l'uranium sont établis selon plusieurs méthodes comprenant l'ajustement du prix de base en fonction de l'inflation, des prix de référence (nombreux prix pratiqués au comptant ainsi que des prix de référence à long terme) et des prix négociés annuellement. Bon nombre de contrats comportent aussi des prix planchers, des prix plafonds et d'autres dispositions négociées qui influent sur le prix qui sera payé en définitive. Les prix prévus dans les contrats d'approvisionnement en uranium sont généralement confidentiels.

Les services publics acquièrent aussi de l'uranium en concluant des achats au comptant et à court terme auprès de producteurs et de négociants. Les achats sur le marché au comptant prévoient la livraison dans l'année. En général, les négociants s'approvisionnent en uranium auprès d'entreprises qui détiennent des stocks excédentaires comme des services publics, des producteurs et des gouvernements. Le gestionnaire estime les quantités négociées sur le marché au comptant en 2006 à environ 33 millions de livres, en baisse de 36 millions de livres en 2005, ce qui est considérablement plus élevé que les niveaux moyens d'environ 20 millions de livres au cours des neuf années précédentes. Les achats des investisseurs sont à l'origine de l'augmentation du volume.

Le prix au comptant du U_3O_8 a augmenté de façon constante, depuis son bas niveau de 7,10 $US la livre à la fin de 2000 jusqu'au prix de 72,00 $US la livre au 31 décembre 2006, atteignant ensuite la barre des 85,00 $US au 28 février 2007, soit une augmentation de plus de dix fois. En outre, le taux de croissance accélère avec l'augmentation de la croissance annuelle du prix de la façon suivante pour les 31 décembre 2002, 2003, 2004, 2005 et 2006 : 0,60 $US, 4,30 $US, 6,20 $US, 15,55 $US et 35,75 $US la

livre, respectivement. En date de la présente notice annuelle, le prix au comptant s'établissait à 113,00 $US la livre.

L'UF_6 est une marchandise distincte du U_3O_8, même si son prix dépend principalement du prix du U_3O_8 étant donné que l'U_3O_8 doit être converti pour produire du UF_6. Grâce à la conversion, 2,61285 livres d'U_3O_8 produiront 1 KgU sous forme d'UF_6. La valeur du UF_6 (la « valeur du UF_6 ») est obtenue en ajoutant (i) le prix au comptant du U_3O_8 multiplié par 2,61285 et (ii) le prix de conversion au comptant. Le prix au comptant du UF_6 (le « prix du UF_6 ») est publié par UxCo et peut être plus élevé ou moins élevé que la valeur du UF_6 suivant la fluctuation de la demande de ses composants. Au 28 février 2007, le prix du UF_6 était inférieur de 0,59 à la valeur du UF_6.

Au 28 février 2007, le prix du U_3O_8 et à la conversion, l'U_3O_8 représente plus de 95 % de la valeur du UF_6. Par conséquent, toute modification du prix du UF_6 sera grandement tributaire des changements du prix du U_3O_8. L'UF_6, en tant que marchandise, peut se négocier à escompte ou moyennant une prime par rapport à la valeur du U_3O_8, plus la conversion, suivant plusieurs facteurs, dont la demande respective d'U_3O_8 et de conversion.

Baisse de l'offre

Tous les ans depuis 1989, la consommation d'uranium a dépassé la production primaire de façon notable. Dans l'année en cours, le gestionnaire estime qu'il manquera environ 73 millions de livres. À ce jour, ce manque important a pu être comblé par la vente de stocks existants par l'enrichissement d'UHE et par des programmes de recyclage.

Le gestionnaire estime que seul un volume relativement négligeable d'uranium détenu en stock excède le volume de stock stratégique et qui, par conséquent, peut être vendu.

Le marché de l'uranium fera face à une baisse progressive de l'offre jusqu'à ce qu'on puisse compter sur la production de nouvelles mines. Nukem, Inc. a estimé que 17 nouvelles mines de la taille de celle de Cigar Lake seront nécessaires d'ici à 2030 pour combler l'écart entre l'offre et la demande. Le gestionnaire estime que la baisse des stocks disponibles, la reconnaissance par la Russie de ses besoins internes en uranium, devenant un pays importateur net, et la construction d'environ 25 à 35 nouveaux réacteurs commerciaux au cours des 10 à 15 prochaines années exacerberont cette pénurie. Le gestionnaire juge que les données fondamentales à long terme du marché de l'uranium sont favorables.

Réglementation gouvernementale

La production, la manutention et le stockage d'uranium sont assujettis à diverses mesures gouvernementales importantes de contrôle de réglementation qui évoluent au fil du temps. Uranium Participation Corp. est incapable de prédire les nouvelles lois ou les modifications susceptibles d'être proposées qui pourraient avoir des effets sur le secteur de l'uranium ou quand ces projets de loi, s'ils sont adoptés, pourraient prendre effet.

Le texte ci-après présente certaines mesures gouvernementales de contrôle et de réglementation qui ont un effet important sur le secteur de l'uranium.

Traité de non-prolifération des armes nucléaires (le « TNP »)

Le TNP a été établi en 1970 et ce traité international avait les objectifs suivants : empêcher la dissémination des armes nucléaires et de la technologie nucléaire, encourager l'utilisation de l'énergie nucléaire à des fins pacifiques et favoriser un désarmement général et complet. Le TNP établit un système de garanties sous l'autorité de l'Agence internationale de l'énergie atomique (l'« AIEA »). Un grand nombre de pays sont signataires du TNP, notamment le Canada, les États-Unis, le Royaume-Uni et la France.

L'article III du TNP énonce que chaque État partie au traité s'engage à ne pas fournir de produits fissibles, ou d'équipements conçus pour le traitement de produits fissibles, à un autre État, à moins que le produit fissible ne soit soumis aux garanties du TNP, telles qu'elles sont appliquées par l'AIEA.

Réglementation de l'industrie canadienne de l'uranium

Le gouvernement fédéral du Canada a reconnu que l'industrie de l'uranium revêtait une importance particulière sur le plan de l'intérêt national, d'où la réglementation de l'industrie au moyen de divers règlements et annonces de politiques. Ces règlements et annonces de politiques visent les propriétés ou les usines d'uranium au Canada que la Commission canadienne de sûreté nucléaire (« CCSN ») pourrait considérer comme produisant ou traitant de l'uranium pour en faire un combustible nucléaire ou étant capable de le faire. La réglementation exige que la mine ou l'usine appartienne légalement et véritablement à une société constituée au Canada.

Loi canadienne sur la sûreté et la réglementation nucléaires

Au Canada, la réglementation de l'utilisation et de l'exportation d'uranium est régie par la *Loi sur la sûreté et la réglementation nucléaires* (la « LSRN »).

La LSRN autorise la CCSN à faire des règlements qui régissent tous les aspects du développement et de l'utilisation de l'énergie nucléaire, y compris l'extraction, le traitement, la conversion et le transport de l'uranium. Les pouvoirs les plus importants dévolus à la CCSN relèvent du domaine de l'attribution de licences. La LSRN accorde à la CCSN le pouvoir d'attribuer des licences pour toutes les activités nucléaires au Canada, y compris la délivrance de licences aux nouveaux exploitants, le renouvellement des licences existantes et celui d'apporter des modifications aux licences existantes. Une personne ne peut posséder ou éliminer des substances nucléaires et construire, exploiter et déclasser ses installations nucléaires qu'en conformité avec les modalités de la licence attribuée par la CCSN. La licence précise les conditions que son titulaire doit respecter pour conserver le droit d'exploiter des installations nucléaires.

La LSRN accorde à la CCSN le pouvoir d'agir comme un tribunal d'archives, le droit d'exiger des garanties financières au titre de la gestion des déchets nucléaires et du déclassement comme condition d'attribution d'une licence, des pouvoirs de rendre des ordonnances et le droit d'imposer des amendes. La LSRN accorde aussi à la CCSN le pouvoir d'exiger la recertification de l'exploitant d'une centrale nucléaire et de fixer des exigences concernant les mesures de sûreté de l'installation nucléaire. La LSRN met aussi davantage l'accent sur les questions environnementales, en exigeant notamment que le demandeur d'une licence prenne des dispositions suffisantes pour protéger l'environnement. La priorité accrue de la réglementation est aussi évidente dans les domaines de l'assurance de la qualité, de l'ergonomie et de l'évaluation du facteur humain.

Un principe fondamental de la réglementation nucléaire est que le titulaire d'une licence est responsable de la sécurité, la CCSN fixant les objectifs en matière de sécurité et vérifiant dans quelle mesure le titulaire de la licence les a atteints. La réglementation adoptée en vertu de la LSRN comporte des dispositions visant les conditions de licence d'une installation, la protection contre le rayonnement, la sûreté matérielle des installations nucléaires et le transport de matières radioactives. La CCSN a aussi publié des directives pour aider les titulaires de licence à se conformer aux exigences réglementaires comme le déclassement, la planification des mesures d'urgence et l'optimisation des mesures de protection contre le rayonnement.

Toutes les exploitations canadiennes des convertisseurs auxquels Uranium Participation Corp. pourra faire appel seront régies principalement par des licences attribuées par la CCSN et assujetties aux lois et aux règlements fédéraux applicables et aux lois d'application générale de la province où l'exploitation est située, sauf dans le cas où ces lois seraient contraires aux conditions de la licence ou des lois fédérales applicables. Tout défaut de se conformer aux conditions de la licence ou aux lois et règlements applicables peut entraîner le prononcé d'une ordonnance susceptible d'imposer la cessation ou la réduction des activités ou peut exiger

l'installation de matériel supplémentaire, des correctifs ou l'engagement de dépenses en immobilisations ou autres supplémentaires pour rester en conformité avec la loi.

Réglementation des exportations d'uranium

L'exportation d'uranium est réglementée par le gouvernement fédéral du Canada, chargé d'établir la politique d'énergie nucléaire. Les licences et les permis d'exportation accordés respectivement par la CCSN et le ministère fédéral des Affaires étrangères et du Commerce international doivent être obtenus pour toutes les exportations. Uranium Participation Corp. exigera que le gestionnaire obtienne tous les permis exigés pour ces exportations.

Réglementation de l'industrie de l'uranium aux États-Unis

Aux États-Unis, la récupération d'uranium est principalement réglementée par la Nuclear Regulatory Commission (« NRC ») aux termes de la loi intitulée *Atomic Energy Act of 1954,* dans sa version modifiée, du titre II de la loi intitulée *Energy Reorganization Act of 1974*, et des titres I et II de la loi intitulée *Uranium Mill Tailings Regulation Control Act of 1978.* La principale fonction de la NRC est de réglementer l'utilisation commerciale et institutionnelle de l'énergie nucléaire et d'assurer la protection du personnel, du public et de l'environnement contre les matières radioactives. La NRC réglemente également le procédé de récupération de l'uranium sous la plupart de ses aspects. La réglementation de la NRC visant les installations de récupération d'uranium figure dans le titre 10 du Code of Federal Regulations (« 10 CFR »). La NRC délivre des licences sur les matières de source intérieure aux termes de la partie 40 du 10 CFR. La réglementation régissant l'exportation et l'importation d'uranium en provenance des États-Unis et la circulation de substances nucléaires sur le territoire des États-Unis se trouve dans la partie 110 du 10 CFR.

Aux termes de ces règlements, un titulaire de licence qui transfère, reçoit ou rajuste le stock, de quelque façon que ce soit, de matières brutes d'uranium ou qui exporte ou importe de la matière brute d'uranium, doit remplir un formulaire intitulé Nuclear Material Transaction Report conformément aux directives de la NRC. Ce formulaire constitue le principal mécanisme pour faire le suivi des mouvements d'uranium aux États-Unis et de toute autre origine en direction d'acheteurs étrangers ou intérieurs.

L'examen de la demande de licence est régi par la loi intitulée *National Environmental Policy Act* (« NEPA »), mise en application aux termes de la partie 51 du 10 CFR.

Dans tous les cas, tout défaut de se conformer aux conditions des licences de la NRC ou aux conditions des permis d'exploitation minière des États, ou aux autres règles et règlements applicables peut entraîner des poursuites. Pour l'État, ces défauts débutant par des violations sans citation à comparaître en cas d'infraction légère, facile à corriger (généralement par voie de « conférence et conciliation »), par des avis de violation pouvant comprendre des amendes, des travaux supplémentaires en matière d'environnement, des correctifs à apporter, des contrôles supplémentaires et des changements au permis, jusqu'à des ordonnances de cessation d'activité. La politique exécutoire de la NRC prévoit une progression de la mise en application de la loi commençant par un avis de violation en passant par des entretiens préalables à la mise en application de la loi, des amendes, des peines de prison et l'interdiction à des travailleurs ou à des entrepreneurs d'évoluer dans l'industrie nucléaire. En vertu de la loi étatique et fédérale, des poursuites au criminel sont possibles si les infractions sont considérées comme étant le résultat d'une intention ou d'une action criminelle.

D'autres organismes participent à la réglementation de l'industrie de l'uranium, directement ou indirectement, notamment l'Environmental Protection Agency, le Department of Transportation, le Bureau of Land Management, le Department of Energy, le Department of Defense, l'Army Corps of Engineers et le US Fish and Wildlife Service.

Le gouvernement américain conclut également des accords internationaux de coopération et de commerce dans le domaine du nucléaire avec certains pays (ou avec des blocs politiques comme l'Union européenne),

dont l'objectif général vise à favoriser l'utilisation pacifique de l'énergie nucléaire tout en poursuivant certains objectifs de la politique étrangère des États-Unis et de non-prolifération des armes nucléaires. La NRC participe à ce procédé en formulant des commentaires et en donnant son autorisation ou son approbation à l'accord international proposé. Bien que les contrats de vente ne soient ni examinés ni approuvés, la NRC est chargée de délivrer les licences d'exportation et d'importation visant l'expédition d'uranium hors des États-Unis.

FACTEURS DE RISQUE

Plusieurs facteurs de risque pourraient avoir une incidence négative sur l'entreprise d'Uranium Participation Corp. et la valeur des titres d'Uranium Participation Corp., notamment les facteurs dont la liste est donnée ci-après. Ces facteurs pourraient avoir une incidence importante sur les résultats d'exploitation futurs de la société et pourraient faire en sorte que les faits diffèrent considérablement de ceux décrits dans les énoncés prospectifs ayant trait à la société. Les renseignements suivants portent sur les perspectives et la situation que connaît actuellement Uranium Participation Corp. et qui pourraient avoir une incidence importante sur la situation financière d'Uranium Participation Corp. Ces renseignements, de par leur nature, ne sont pas exhaustifs. Rien ne garantit que d'autres facteurs de risque n'auront pas d'incidence sur le futur d'Uranium Participation Corp. Uranium Participation Corp. n'est pas un fonds commun de placement et un placement dans les actions ordinaires n'est pas remboursable.

Volatilité des prix de l'uranium attribuable à des facteurs relatifs à la demande et à l'offre

Étant donné que la quasi-totalité des activités d'Uranium Participation Corp. consiste à investir dans l'uranium, la valeur de ses titres est tributaire des fluctuations des prix de l'uranium. D'un point de vue historique, la fluctuation de ces prix a été et continuera de dépendre de plusieurs facteurs échappant à la volonté d'Uranium Participation Corp. Ces facteurs comprennent, entre autres, la demande d'énergie nucléaire, les améliorations de l'efficacité des réacteurs nucléaires, le recyclage du combustible nucléaire usé et le réenrichissement des résidus pauvres en uranium, la vente des stocks civils et militaires excédentaires (y compris le démantèlement des armes nucléaires) par les gouvernements et les niveaux et les coûts de production dans les principaux pays producteurs d'uranium.

Étant donné que l'UF_6 est une marchandise différente du U_3O_8, son prix dépend de l'équilibre entre la demande et l'offre de même que l'équilibre entre l'offre et la demande d'U_3O_8 et pour les services de conversion. Par conséquent, le prix du UF_6 pourrait fluctuer différemment du prix comptant du U_3O_8 ou du prix comptant de conversion lui-même. Ces facteurs qui influent sur le prix du UF_6 auront une incidence sur la valeur liquidative de la société, qui à son tour pourrait avoir une incidence sur le cours des titres de la société.

Le tableau suivant indique le prix au comptant du U_3O_8 la livre et le prix du UF_6 par KgU au 31 décembre pour les quatre exercices terminés le 31 décembre 2006 et en date du 28 février 2007[1].

	31 décembre				28 février
	2003	**2004**	**2005**	**2006**	**2007**
U_3O_8	14,50 $	20,70 $	36,25 $	72,00 $	85,00 $
UF_6	43,14[2] $	63,09[2] $	105,00 $	199,00 $	233,00 $

(1) Publié par UxCo en dollars américains.

(2) Les prix du UF_6 pour les exercices 2003 et 2004 n'ont pas été publiés par UxCo. Les sommes indiquées pour ces années représentent la valeur du UF_6, qui est obtenue en ajoutant (i) le prix au comptant du U_3O_8 multiplié par 2,61285; et (ii) le prix de conversion au comptant du UF_6.

Absence de marché public pour l'uranium

Il n'existe aucun marché public pour la vente d'uranium. Uranium Participation Corp. pourrait ne pas être en mesure d'acquérir de l'uranium ou, une fois acquis, vendre l'uranium pendant plusieurs mois. Le basin d'acquéreurs et de vendeurs potentiels est limité et chaque opération pourrait nécessiter la négociation de dispositions spécifiques. Par conséquent, un cycle d'achat ou de vente peut prendre plusieurs mois à aboutir. De plus, comme l'offre d'uranium est limitée, les ventes sur le marché comptant au cours des dix dernières années n'ayant totalisées qu'environ 22 millions de livres d'U_3O_8 par année, Uranium Participation Corp. pourrait éprouver d'autres difficultés à acheter de l'uranium si un acheteur important se présentait. L'incapacité d'acheter et de vendre en temps utile des quantités suffisantes pourrait avoir une incidence défavorable importante sur les titres d'Uranium Participation Corp.

Au besoin, la société conclut des engagements d'achat de U_3O_8 ou de UF_6. Ces engagements sont généralement assujettis aux conditions en faveur du vendeur et de la société et il n'y a aucune certitude que les achats envisagés en raison de ces engagements seront conclus.

Taux de change

Uranium Participation Corp. tient ses comptes, ses registres, publie ses états financiers, paye certains frais d'exploitation et négocie ses titres en monnaie canadienne. Comme les prix de l'uranium sont fixés en monnaie américaine, les fluctuations du taux de change de la monnaie américaine par rapport à la monnaie canadienne peuvent avoir une incidence importante sur la fixation de la valeur de l'uranium et le prix d'achat connexe d'un point de vue de la monnaie canadienne. Étant donné que les fluctuations du taux de change échappent à la volonté d'Uranium Participation Corp., rien ne garantit que ces fluctuations n'auront pas d'incidences défavorables sur les activités d'Uranium Participation Corp. ou la valeur de négociations de ses actions ordinaires, les bons de souscription de 2005 et les bons de souscription de 2006.

Risques associés aux installations

Aux termes de la convention de services de gestion, le gestionnaire est tenu de prendre toutes les mesures nécessaires pour que l'uranium soit stocké dans des installations de conversion et d'enrichissement d'uranium agréées (les « installations ») et de s'assurer que ces installations procurent les indemnisations satisfaisantes pour le bénéfice d'Uranium Participation Corp. ou de s'assurer que celle-ci bénéficie des garanties d'assurance obtenues moyennant les modalités normales de l'industrie. Rien ne garantit que les indemnités ou l'assurance en faveur d'Uranium Participation Corp. couvrira ou exonérera entièrement Uranium Participation Corp. dans l'éventualité d'une perte ou d'un préjudice. Uranium Participation Corp. pourrait être financièrement et juridiquement tenue responsable des pertes ou des dommages non garantis par des dispositions d'indemnisation ou une assurance. Cette responsabilité pourrait avoir une incidence défavorable importante sur la situation financière d'Uranium Participation Corp.

Comme le nombre d'installations dûment agréées est limité, rien ne garantit que des mesures avantageuses pour Uranium Participation Corp. d'un point de vue commercial seront facilement disponibles. À défaut de négocier avec les installations des modalités de stockage raisonnables d'un point de vue commercial, la situation financière d'Uranium Participation Corp. pourrait s'en trouver compromise.

Absence de liquidités d'exploitation

Les frais d'Uranium Participation Corp. sont financés sur l'encaisse qui n'est pas par ailleurs investit dans l'uranium. Une fois l'encaisse majorée, Uranium Participation Corp. pourrait produire des liquidités en prêtant ou en vendant de l'uranium ou en plaçant d'autres titres de participation, y compris l'exercice des bons de souscription de 2005 et des bons de souscription de 2006 en circulation. Rien ne garantit qu'Uranium Participation Corp. sera à l'avenir en mesure de vendre d'autres titres de participation ou titres reliés à des titres de participation moyennant des modalités acceptables pour Uranium Participation Corp., que les bons de

souscription de 2005 et les bons de souscription de 2006 seront exercés, qu'Uranium Participation Corp. sera en mesure de vendre de l'uranium en temps utile ou de manière rentable ni qu'Uranium Participation Corp. sera en mesure de réaliser des revenus grâce à des ententes de prêt.

Concurrence avec d'autres sources d'énergie et acceptation de l'énergie nucléaire par le grand public

L'énergie nucléaire entre en concurrence avec d'autres sources d'énergie, notamment le pétrole, le gaz naturel, le charbon et l'hydroélectricité. Ces autres sources d'énergie sont, dans une certaine mesure, interchangeables avec l'énergie nucléaire, particulièrement à long terme. Si les cours du pétrole, du gaz nature, du charbon et de l'hydroélectricité se maintiennent à des prix relativement bas, et si d'autres sources d'énergie plus économiques sont développées, la demande d'uranium pourrait baisser.

De plus, la croissance de l'industrie de l'uranium et de l'énergie nucléaire dépendra de l'acceptation continue et accrue de la technologie du nucléaire comme moyen de production d'électricité. Étant donné les facteurs politiques, techniques et environnementaux particuliers qui touchent l'industrie du nucléaire, l'industrie est assujettie à la critique de l'opinion publique, ce qui pourrait avoir une incidence défavorable sur la demande d'énergie nucléaire et raffermir la réglementation de l'industrie de l'énergie nucléaire. Un accident dans un réacteur nucléaire, peu importe l'endroit dans le monde, pourrait avoir une incidence sur l'acceptation par le public et l'intervention des autorités de réglementation de l'énergie nucléaire et les perspectives futures des réacteurs nucléaires, ce qui pourrait avoir une incidence défavorable sur Uranium Participation Corp.

Défaut de liquidité du placement

Uranium Participation Corp. n'est pas un fonds commun de placement et un placement dans les actions ordinaires, dans les bons de souscription de 2005 et les bons de souscription de 2006 ne peut être remboursé. La liquidité d'Uranium Participation Corp. dépend principalement des ventes ou du prêt d'uranium, par Uranium Participation Corp. Par conséquent, Uranium Participation Corp. pourrait ne pas disposer des ressources financières pour déclarer des dividendes ou faire d'autres distributions en espèces dans la mesure où il est décidé de vendre ou de prêter une partie de son portefeuille d'uranium.

Depuis sa création, la société n'a déclaré aucun dividende et n'a actuellement aucune intention d'en déclarer.

Valeur liquidative

La valeur liquidative déclarée par Uranium Participation Corp. est fondée sur le prix comptant de l'uranium publié par UxCo. Par conséquent, la valeur liquidative pourrait ne pas nécessairement tenir compte de la valeur de réalisation véritable de l'uranium détenu par Uranium Participation Corp.

La valeur liquidative est calculée en retranchant le passif de la société de son actif à la fin de la période pertinente et en divisant le résultat par le nombre d'actions ordinaires en circulation. Ces éléments de passif incluent le passif au titre d'impôt sur le revenu futur. Contrairement à la plupart des fonds de placement, la société n'est pas admissible en tant que fiducie de fonds commun de placement et, par conséquent, respecte les dispositions générales de la Loi de l'impôt.

L'exercice des bons de souscription de 2005 et des bons de souscription de 2006 aura un effet dilutif sur la valeur liquidative si la valeur liquidative excède le prix d'exercice de ces bons de souscription. En date du 28 février 2007, la valeur liquidative, en présumant l'exercice intégral des bons de souscription de 2005, s'établissait à 11,43 $ l'action par rapport à 11,95 $ l'action compte non tenu de l'exercice des bons de souscription. La valeur liquidative après dilution, en date de fin d'exercice futur, dépendra en plus de l'exercice des bons de souscription de 2006 si la valeur liquidative excédait le prix d'exercice de 12,00 $ des bons de souscription de 2006.

Cours des actions ordinaires

Il semble que le cours des actions ordinaires est lié à la valeur liquidative. Uranium Participation Corp. ne peut prédire si les actions ordinaires se négocieront à l'avenir à un cours supérieur, paritaire ou inférieur à la valeur liquidative.

Le cours des actions ordinaires et des bons de souscription en circulation pourrait également subir l'influence du ratio des frais de gestion, qui est calculé pour chaque exercice comme étant le total des frais de placements (notamment les provisions pour impôt) pour l'exercice sur la valeur liquidative moyenne de la société.

Dépendance à l'égard du conseil d'administration et du gestionnaire

Uranium Participation Corp. est une société autorégie par le conseil d'administration nommé et élu par les détenteurs d'actions ordinaires. Uranium Participation Corp. dépendra, par conséquent, des services de son conseil et des services de gestion du gestionnaire.

Démission du gestionnaire

Le gestionnaire peut résilier la convention de services de gestion après la durée initiale, conformément à ses modalités. Uranium Participation Corp. pourrait ne pas être en mesure de se procurer des services semblables à ceux fournis en vertu de la convention de services de gestion ou à des coûts de gestion comparables, ce qui pourrait avoir une incidence défavorable sur son exploitation.

Conflit d'intérêts

Les administrateurs et dirigeants d'Uranium Participation Corp. pourraient fournir des services de placement, d'administration et d'autres services à d'autres entités et parties. Les administrateurs et dirigeants d'Uranium Participation Corp. ont consacré et se sont engagés à consacrer le temps suffisant pour s'acquitter dûment de leurs fonctions en ce qui a trait à l'entreprise et aux affaires d'Uranium Participation Corp., lorsqu'il y a lieu.

Prêts d'uranium

La société peut conclure des ententes de prêt d'uranium. Elle a l'intention de s'assurer que les garanties suffisantes soient fournies pour les prêts d'uranium. Toutefois, il y a un risque que l'emprunteur ne soit pas en mesure de remettre l'uranium et qu'au lieu, il rembourse en espèces la valeur de l'équivalent de l'uranium emprunté. Dans ce cas, étant donné l'offre limitée de U_3O_8 et de UF_6, la société pourrait ne pas être en mesure de remplacer l'uranium prêté de son portefeuille.

Changement dans la réglementation

Les changements apportés dans la réglementation, les formalités douanières, les droits de douane et les autres taxes pourraient avoir une incidence sur Uranium Participation Corp ou ses filiales. Ces changements pourraient, suivant leur nature, tourner à l'avantage d'Uranium Participation Corp. ou lui nuire.

STRUCTURE DU CAPITAL ET DIVIDENDES

Actions ordinaires

Le capital autorisé d'Uranium Participation Corp. consiste en un nombre illimité d'actions ordinaires décrites de manière plus détaillée ci-après. Au 28 février 2007, Uranium Participation Corp. dénombrait un total de 48 473 727 actions ordinaires émises et en circulation. Au 30 avril 2007, Uranium Participation Corp. comptait un total de 55 614 467 actions ordinaires émises et en circulation.

Le règlement administratif prévoit les droits, privilèges, restrictions et conditions rattachés aux actions ordinaires suivants :

Avis de convocation des assemblées. Les porteurs d'actions ordinaires sont habilités à recevoir avis de toutes les assemblées des actionnaires et d'y assister.

Droits de vote. Uranium Participation Corp. ne peut, sans le consentement préalable des porteurs des actions ordinaires votant de façon affirmative à au moins les 66 $^{2}/_{3}$ % des voix exprimées à l'assemblée des porteurs des actions ordinaires dûment convoquée à cette fin :

(i) approuver tout changement au montant minimum du produit brut de tous les placements d'Uranium Participation Corp., qui doit être investi dans l'uranium comme le prévoit son règlement. Ce montant minimum est actuellement fixé à 85 % du produit brut des placements ;

(ii) approuver toute modification apportée aux restrictions sur les investissements qu'Uranium Participation Corp. est habilitée à faire ;

(iii) créer une catégorie d'actions prenant rang avant ou ayant priorité sur les actions ordinaires ;

(iv) créer une catégorie d'actions prenant rang avant ou étant à parité avec les actions ordinaires pour ce qui est du versement des dividendes ; ou

(v) regrouper ou fractionner les actions ordinaires.

Vente et achat des actions ordinaires. Uranium Participation Corp. peut, à tout moment, sous réserve des exigences réglementaires applicables, acheter ou vendre sur le marché libre ou dans le cadre d'une offre d'achat présentée à tous les porteurs, la totalité ou une partie des actions ordinaires alors en circulation.

Droits à la liquidation. Dans l'éventualité de la liquidation ou de la dissolution d'Uranium Participation Corp., les porteurs d'actions ordinaires sont habilités à participer proportionnellement au partage du produit tiré de la vente d'uranium et d'autres éléments d'actif net d'Uranium Participation Corp., sous réserve des lois applicables.

Bons de souscription d'actions ordinaires

Le 10 mai 2005, un total de 5 000 000 de bons de souscription de 2005 ont été émis. Les bons de souscription de 2005 expirent le 10 mai 2007. Chaque bon de souscription de 2005 confère à son porteur le droit de souscrire à tout moment avant l'heure d'expiration une action ordinaire au prix d'exercice de 6,25 $. Au 28 février 2007, Uranium Participation Corp. dénombrait un total de 4 914 150 bons de souscription de 2005 en circulation. Au 30 avril 2007, Uranium Participation Corp. comptait un total de 4 765 172 bons de souscription de 2005 en circulation.

Le 14 septembre 2006, un total de 2 840 911 des bons de souscription de 2006 étaient émis. Chaque bon de souscription de 2006 confère à son porteur le droit d'acheter, avant l'heure d'expiration le 14 septembre 2008, une action ordinaire au prix d'exercice de 12,00 $. Au 28 février 2007, Uranium Participation Corp. comptait un total de 2 839 474 bons de souscription de 2006 en circulation. Au 30 avril 2007, Uranium Participation Corp. comptait un total de 2 835 574 bons de souscription de 2006 en circulation.

Dividendes

Les administrateurs ont adopté une politique consistant à affecter les flux de trésorerie aux investissements dans l'entreprise et au remboursement de la dette. Par conséquent, aucun dividende n'a été déclaré à ce jour.

MARCHÉ POUR LES TITRES

Cours des titres et volume des opérations

Les actions ordinaires, les bons de souscription de 2005 et les bons de souscription de 2006 sont négociés à la cote de la Bourse de Toronto sous le symbole « U », « U.WT » et « U.WT.A », respectivement. Le tableau suivant présente, pour les mois indiqués, les cours extrêmes et les volumes des opérations publiés par la Bourse de Toronto.

Mois	Actions ordinaires – U		Bons de souscription de 2005 – U.WT		Bons de souscription de 2006 – U.WT.A[(1)]	
	Fourchette des cours (en dollars)	Volume (en milliers)	Fourchette des cours (en dollars)	Volume (en milliers)	Fourchette des cours (en dollars)	Volume (en milliers)
2006					-	-
Mars	9,24 - 7,10	6 755	3,20 - 1,60	1 418	-	-
Avril	9,73 - 8,50	8 527	3,97 - 2,85	873	-	-
Mai	9,50 - 8,06	7 501	3,77 - 2,46	1 299	-	-
Juin	8,94 - 7,16	4 523	3,06 - 1,85	385	-	-
Juillet	8,85 - 7,76	3 241	2,90 - 2,20	254	-	-
Août	9,80 - 8,63	3 964	3,67 - 2,69	1 215	-	-
Septembre	9,34 - 8,40	7 764	3,37 - 2,56	1 050	1,09 - 0,55	287
Octobre	11,67 - 8,70	10 019	5,45 - 2,87	1 038	4,20 - 0,90	1 139
Novembre	13,00 - 10,81	14 119	7,07 - 4,54	1 152	8,00 - 3,65	1 215
Décembre	12,80 - 11,82	7 211	6,65 - 5,70	373	5,05 - 4,08	295
2007						
Janvier	13,55 - 11,83	9 251	7,30 - 5,65	386	4,35 - 3,60	175
Février	14,90 - 13,25	10 064	8,70 - 6,75	414	5,05 - 4,05	274

Notes :

1) Soit les opérations sur titres ayant débuté le 14 septembre 2006.

RÉGIE D'ENTREPRISE DE LA SOCIÉTÉ

Conseil d'administration et dirigeants

Le tableau qui suit présente, pour chacun des membres du conseil d'administration et des dirigeants, respectivement, d'Uranium Participation Corp., son nom, son lieu de résidence, son poste auprès d'Uranium Participation Corp. et sa fonction principale. Chaque administrateur occupera son poste jusqu'à la prochaine assemblée annuelle des actionnaires ordinaires d'Uranium Participation Corp., sauf s'il démissionne ou est destitué.

Nom et lieu de résidence	Poste auprès d'Uranium Participation Corp.	Principale fonction
Paul J. Bennett [1,2,3] Calgary (Alberta)	Administrateur	Président et chef de la direction d'Energus Resources Ltd. et président et chef de l'exploitation d'Officer Basin Energy Inc.
Jeff Kennedy [2)] Toronto (Ontario)	Administrateur	Chef des finances et administrateur, Equity Capital Markets et administrateur de Valeurs mobilières Cormark Inc. (« Cormark ») (auparavant Valeurs mobilières Sprott Inc.) et de sa filiale en propriété exclusive, Cormark Securities (U.S.A.) Limited
Garth MacRae [1,2,3,4] Toronto (Ontario)	Administrateur	Expert-conseil financier indépendant

Nom et lieu de résidence	Poste auprès d'Uranium Participation Corp.	Principale fonction
Richard H. McCoy [1,2,3,5] Toronto (Ontario)	Administrateur	Retraité; auparavant, vice-président du conseil de Services bancaires d'investissement Valeurs mobilières TD Inc.
E. Peter Farmer Toronto (Ontario)	Président	Chef de la direction et administrateur de DMC et du gestionnaire
James R. Anderson Mississauga (Ontario)	Chef des finances	Vice-président directeur et chef des finances de DMC et chef des finances du gestionnaire
Donald C. Campbell Newmarket (Ontario)	Vice-président, Commercialisation	Vice-président, Affaires commerciales de DMC et du gestionnaire
Sheila Colman Toronto (Ontario)	Secrétaire général	Directrice du contentieux pour le Canada et secrétaire général de DMC et secrétaire général du gestionnaire

Notes :
1) Membre du comité de vérification.
2) Membre du comité de régie d'entreprise et des mises en candidature.
3) Le conseil a établi que cet administrateur était « indépendant » aux fins d'examiner les achats auprès d'une personne reliée éventuelle. Voir « Activités d'Uranium Participation Corp. — Convention de services de gestion ».
4) Président du comité de vérification.
5) Président du conseil d'administration.

En date de la présente notice annuelle, les administrateurs et les dirigeants d'Uranium Participation Corp. sont propriétaires véritables, directement ou indirectement, de 70 890 actions ordinaires représentant moins de 1 % des actions ordinaires émises et en circulation.

Sauf mention contraire ci-après, chacun des administrateurs et dirigeants susmentionnés exerce la même fonction principale depuis les cinq années antérieures.

Paul J. Bennett

M. Bennett est administrateur depuis juin 2005. M. Bennett est également un administrateur et le président d'UPAC. M. Bennett est président et chef de la direction d'Energus Resources Ltd. et président et chef de la direction d'Officer Basin Energy Inc. depuis août 2006. M. Bennett a occupé divers postes de direction et de haute direction auprès d'ExxonMobil Canada, du projet énergétique extracôtier de l'île de Sable et de Mobil Oil Canada (MOCAN). Il a également agi à titre d'administrateur de la Maritimes and Northeast Pipeline. M. Bennett possède plus de 37 ans d'expérience à l'échelle nationale et internationale en géologie, en exploitation minière et en prospection, mise en valeur et production de pétrole et de gaz. En 1972, M. Bennett a obtenu un baccalauréat en sciences avec spécialisation en géologie de l'Université de Toronto, et en 1974, il a obtenu une maîtrise en sciences avec spécialisation en géologie structurelle. Il est membre du CSPG et de l'AAPG et il est un géologue professionnel dans la province d'Alberta (APEGGA). Il a reçu de nombreux prix du secteur pétrolier et gazier.

E. Peter Farmer

M. Farmer est le président de la société et le chef de la direction du gestionnaire. Suivant la réalisation de l'arrangement Denison, M. Farmer est devenu le chef de la direction et un administrateur de DMC. M. Farmer exerçait auparavant les fonctions de président et chef de la direction du gestionnaire de 2004 à 2006 et d'administrateur de cette société depuis 2003. M. Farmer s'est joint à Denison Energy Inc. (société remplacée par le gestionnaire) en juin 1985 à titre de directeur du contentieux et de secrétaire et il en a ultérieurement été le vice-président, directeur du contentieux et secrétaire avant sa nomination à titre de président et de chef de la

direction en mars 1997. Avant de se joindre au gestionnaire, M. Farmer a pratiqué le droit auprès du cabinet Beechie and Kerr et il a été conseiller juridique de Services financiers Avco et d'Union Enterprises Ltd. M. Farmer a obtenu son baccalauréat de l'Université Queen's en 1971 et son baccalauréat en droit de l'Université de Windsor en 1974.

James R. Anderson

M. Anderson est chef des finances de la société et le chef des finances du gestionnaire. Suivant la réalisation de l'arrangement Denison, M. Anderson est devenu le vice-président directeur et chef des finances de DMC. M. Anderson avait auparavant occupé le poste de vice-président directeur et de chef des finances du gestionnaire de 2004 à 2006. Avant de se joindre au gestionnaire, M. Anderson a été directeur général d'Exel Energy Group Inc. Auparavant, il a occupé le poste de vice-président principal et chef des finances de Rogers Câble Inc. M. Anderson, qui est comptable agréé, a occupé divers postes de haute direction dans les domaines de la commercialisation, de l'expansion des affaires, de la comptabilité et de la finance auprès de sociétés du secteur de l'énergie, y compris Westcoast Energy Inc. et Union Gas Limited. M. Anderson est actuellement fiduciaire de Countryside Power Income Fund et il a siégé au conseil d'administration d'un certain nombre de sociétés du secteur du gaz naturel. M. Anderson a obtenu son titre de comptable agréé en 1974.

Donald C. Campbell

M. Campbell est vice-président, Commercialisation de la société et le vice-président, Affaires commerciales du gestionnaire. Suivant la réalisation de l'arrangement Denison, M. Campbell est devenu le vice-président, Affaires commerciales de DMC. M. Campbell a exercé les fonctions de vice-président, Commercialisation et projets spéciaux du gestionnaire de 2004 à 2006. Il a occupé le poste de vice-président, Commercialisation et projets spéciaux de Denison Energy Inc. de 1993 à 2004. De 1986 à 1993, M. Campbell a été vice-président, projets spéciaux, de Denison Energy. M. Campbell compte 45 ans d'expérience dans le secteur de l'exploitation du pétrole et du gaz naturel au Canada et dans le monde entier. M. Campbell a obtenu un baccalauréat en génie civil de l'Université du Nouveau-Brunswick en 1959 et il possède le titre d'ingénieur agréé en Ontario.

Sheila Colman

Mme Colman est secrétaire général de la société et secrétaire général du gestionnaire. Suivant la réalisation de l'arrangement Denison, Mme Colman est devenue directrice du contentieux pour le Canada et secrétaire général de DMC. De 2004 à 2006, Mme Colman a exercé les fonctions de directrice du contentieux et secrétaire général du gestionnaire. Avant de se joindre au gestionnaire, Mme Colman était conseillère juridique de La Brasserie Labatt Limitée. Après avoir été admise au Barreau du Haut-Canada (Ontario) en 1995, Mme Colman a exercé en droit des sociétés au sein du cabinet Blake, Cassels & Graydon s.r.l. Mme Colman a obtenu un baccalauréat avec spécialisation de l'Université Queen's en 1990 et un baccalauréat en droit de la même université en 1993.

Comités permanents du conseil

Le comité de vérification

Le comité a établi un comité de vérification composé de trois de ses administrateurs, qui sont tous indépendants et possèdent les compétentes financières au sens attribué à ces termes dans le *Règlement 52-110 sur le comité de vérification* (« Règlement 52-110 »). Comme la société est régie par le *Règlement 81-106 sur l'information continue des fonds d'investissement* (« Règlement 81-106 »), la société n'est pas tenue de se conformer au Règlement 52-110. Néanmoins, le conseil a choisi de respecter la réglementation en ce concerne son application aux comités de vérification.

Ce comité a pour mandat d'étudier les états financiers et les communiqués de presse y afférents, de surveiller la présentation des données financières d'Uranium Participation Corp., les systèmes de comptabilité et de contrôles internes et de vérifier l'indépendance des vérificateurs externes et les choisir et servir d'agent de liaison avec eux. Le conseil a adopté une charte du comité de vérification (la « charte ») qui énonce le mandat du comité et établit sa structure, ses pouvoirs et attributions. Le texte intégral de la charte figure en annexe A de la présente notice annuelle.

Le comité de régie d'entreprise et des mises en candidature

Le comité de régie d'entreprise et des mises en candidature qui est composé des quatre administrateurs, est chargé d'établir la méthodologie d'Uranium Participation Corp. en ce qui concerne les questions de régie d'entreprise, de conseiller le conseil d'administration pour combler les vacances et, régulièrement, examiner la composition et l'efficacité du conseil d'administration, l'apport personnel de chacun des administrateurs e la rémunération à verser aux administrateurs.

Actuellement, trois membres du conseil d'administration sont indépendants. Chacun des membres indépendants du conseil d'administration touchera en échange de ses services la rémunération que le conseil d'administration peut, à l'occasion, établir. Sauf décision contraire, cette rémunération comprend un acompte de 25 000 $ par année par administrateur, plus 1 000 $ de jetons de présence aux réunions du conseil d'administration et aux réunions des comités du conseil d'administration. Uranium Participation Corp. rembourse également les membres du conseil d'administration pour les frais remboursables engagés pour assister à ces réunions, et tous les administrateurs qui se prévalent des mécanismes d'indemnisation décrits dans la convention de services de gestion.

Administrateurs et dirigeants du gestionnaire

Le tableau suivant indique le nom de chacun des administrateurs et dirigeants de la société dont il n'est pas traité ailleurs dans la présente notice annuelle, son lieu de résidence, le poste qu'il occupe auprès du gestionnaire ainsi que sa principale fonction en date des présentes.

Nom et lieu de résidence	**Poste auprès du gestionnaire**	**Occupation actuelle**
Ron F. Hochstein (Colombie-Britannique) Canada	Administrateur, président et chef de l'exploitation	Président et chef de l'exploitation de DMC.
William M. Shaver (Ontario) Canada	Vice-président	Vice-président directeur, Activités minières et exploitation pour le Canada de DMC.

Direction

Le texte qui suit donne une brève description des antécédents des administrateurs et dirigeants du gestionnaire dont il n'a pas été traité ailleurs dans la présente notice annuelle. Le texte inclut également une description de leurs fonctions exercées depuis les cinq dernières années.

Ron F. Hochstein

M. Hochstein, ingénieur, a été nommé président et chef de l'exploitation du gestionnaire le 1er décembre 2006. M. Hochstein a été également nommé président et chef de l'exploitation de DMC le 1er décembre 2006. Auparavant, il était président et chef de la direction de International Uranium Corp. (« IUC », soit le nom que portait DMC avant le 1er décembre 2006). M. Hochstein est administrateur de DMC depuis avril 2000. M. Hochstein est entré au service de IUC en octobre 1999, en tant que vice-président, Expansion des affaires et, plus tard, en tant que vice-président et chef de l'exploitation, avant sa nomination au poste de président et chef de la direction en avril 2000. M. Hochstein est ingénieur et détient une maîtrise en administration des

affaires de l'université de la Colombie-Britannique et un baccalauréat ès sciences de l'université de l'Alberta. M. Hochstein est également président de Fortress Minerals Corp.

William M. Shaver

M. Shaver a été nommé vice-président du gestionnaire le 1er décembre 2006. Au même moment, M. Shaver a été nommé vice-président directeur, Activités minières et canadiennes de DMC. Auparavant, M. Shaver était vice-président directeur, Activités minières du gérant depuis septembre 2006. De 2004 jusqu'à sa nomination chez le gérant, M. Shaver était président de Shaver Engineering Limited et, auparavant, premier vice-président de Dynatec Corporation, de 1980 à 2004.

CONFLITS D'INTÉRÊTS

Principaux porteurs de titres

À la connaissance des administrateurs et des hauts dirigeants de la société, en date du 30 avril 2007, aucune personne physique ou morale suivante n'était propriétaire véritable, directement ou indirectement, ni n'exerçait une emprise ni n'avait la haute main sur des titres comportant droit de vote de la société représentant plus de 10 pour cent des droits de vote rattachés à toute catégorie de titres comportant droits de vote de la société :

Le gestionnaire

Le gestionnaire n'a pas de participation dans la société. Tous les membres du conseil d'administration de la société sont indépendants du gestionnaire. À la date des présentes, les administrateurs et dirigeants de la société étaient propriétaires, dans l'ensemble, de moins de 1 % du capital-actions en circulation du gestionnaire. À la date des présentes, les administrateurs et dirigeants étaient propriétaires, dans l'ensemble, de moins de 1 % des actions ordinaires de la société.

Le gestionnaire est une filiale en propriété exclusive de DMC, une société ouverte se consacrant à la production d'uranium aux États-Unis et au Canada et à l'exploration au Canada, aux États-Unis et en Mongolie. DMC exerce des activités d'exploration, de production et de commercialisation d'uranium au moyen de sa participation exclusive dans White Mesa Mill dans l'Utah, de sa participation de 22,5 % dans la coentreprise de McClean Lake dans le nord de la Saskatchewan et d'une participation de 30 % dans McClean Uranium Limited, une société qui commercialise une grande partie de la production d'uranium de McClean Lake. AREVA détient une participation de 70 % dans la coentreprise de McClean Lake et dans McClean Uranium Limited.

Pour régler les conflits d'intérêts possibles entre le gestionnaire et Uranium Participation Corp., les mesures suivantes ont été adoptées :

(i) le gestionnaire a vu restreindre sa capacité d'acheter ou de vendre de l'uranium aux entités apparentées (Voir « Activités d'Uranium Participation Corp. – Dirigeants d'Uranium Participation Corp. »).
(ii) la capacité qu'a le gestionnaire de prêter de l'uranium est à la discrétion du conseil.
(iii) tous les membres du conseil sont indépendants du gestionnaire.
(iv) les activités d'Uranium Participation Corp. sont soumises à des restrictions (Voir « Activités d'Uranium Participation Corp. »).

Le conseil

M. Kennedy, l'un des administrateurs de la société, est un administrateur et un haut dirigeant chez Cormark. Cormark a agi à titre de chef de file des preneurs fermes dans le cadre des trois appels publics à l'épargne réalisés par la société depuis le 28 février 2006, soit les appels publics à l'épargne décrits dans les prospectus

de la société datés du 17 mai 2006, du 6 septembre 2006 et du 2 avril 2007 et déposés sur SEDAR (www.sedar.com). À ce titre, la société a versé à Cormark un total d'environ 6 975 315 $ en contrepartie des placements réalisés au cours de l'exercice de 2007 et 3 796 000 $ au titre du placement réalisé après la fin de l'exercice.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Uranium Participation Corp. et le gestionnaire ont conclu la convention de services de gestion aux termes de laquelle le gestionnaire administre les activités d'Uranium Participation Corp. Voir « Activités d'Uranium Participation Corp. – Direction d'Uranium Participation Corp. ».

Au cours de la période s'échelonnant entre le 1er mars 2006 jusqu'au 28 février 2007, Uranium Participation Corp. a versé au gestionnaire les montants suivants conformément aux modalités de la convention de services de gestion (en milliers de dollars) :

Frais de gestion	997	$
Frais des ententes de facilité	400	
Frais de financement par action	400	
Commissions à l'achat d'uranium	2 456	
Information aux actionnaires et autres règles de conformité	30	
Frais d'administration et autres frais	12	
Frais d'intérêt et autres frais d'intérêt d'autres dettes connexes sur les prêts remboursables	313	
Commission d'engagement sur la ligne de crédit	63	
TOTAL	4 671	$

Il est fait renvoi à la note 5 des états financiers de la société pour l'exercice terminé le 28 février 2007, dont un exemplaire peut être consulté sur SEDAR au www.sedar.com.

En mars 2006, Uranium Participation Corp. a signé avec le gestionnaire la convention relative à la première facilité de crédit. Le taux d'intérêt consenti en vertu de la convention relative à la première facilité de crédit est équivalent au taux préférentiel qu'accorde la Banque de Nouvelle-Écosse aux prêts en dollars canadiens, plus 2 %. Les droits d'usage s'appliquent également au taux de 1 % sur le solde non encore utilisé. Les dix millions de dollars empruntés aux termes de la première facilité de crédit ont été remboursés en mai 2006.

En septembre 2006, Uranium Participation Corp. a conclu une deuxième facilité de crédit avec le gérant. L'intérêt sur la deuxième facilité de crédit est égal au taux préférentiel des intérêts offert par une banque à charte canadienne, majoré de 1 %. La commission d'engagement applique également un taux de 1 % du solde inutilisé. Les 11,6 millions de dollars empruntés en vertu de la deuxième facilité de crédit ont été remboursés en avril 2007.

En avril 2007, la société a payé au gestionnaire des frais de financement par émission d'actions de 200 000 $.

LITIGES

La direction d'Uranium Participation Corp. n'est au courant d'aucun litige en cours, imminent ou en instance, en date des présentes qu'Uranium Participation Corp. aurait intenté ou dont elle ferait l'objet ou qui se rapporterait à son entreprise, et qui pourrait revêtir une importance pour la société.

CONTRATS IMPORTANTS

Il est fait renvoi contrats importants qui ont été déposés par Uranium Participation Corp. auprès des autorités de réglementation en valeurs mobilières canadiennes sur SEDAR, au www.sedar.com. Le détail de chaque contrat, sauf ceux conclus dans le cours normal des affaires, qui sont importants pour Uranium Participation Corp. et qui ont été conclus entre mars 2006 et le 28 février 2007 ou qui ont été conclus avant ces dates mais qui sont encore en vigueur sont les suivants :

1) La convention de services de gestion. Voir « Activités d'Uranium Participation Corp. – Activités d'Uranium Participation Corp. ».

2) L'acte relatif aux bons de souscription de 2005 daté du 10 mai 2005 intervenu entre Uranium Participation Corp. et Société de fiducie Computershare du Canada (l'« agent des bons de souscription de 2005 »). Aux termes de l'acte relatif aux bons de souscription de 2005, la société a émis un total de 5 000 000 de bons de souscription de 2005 et nommé l'agent des bons de souscription de 2005 afin d'administrer ceux-ci. L'acte relatif aux bons de souscription de 2005 énonce les modalités des bons de souscription de 2005, dont les plus importantes sont décrites aux présentes à la rubrique « Structure du capital – Bons de souscription d'actions ordinaires ».

3) L'acte relatif aux bons de souscription de 2006 daté du 14 septembre 2006, intervenu entre Uranium Participation Corp. et Société de fiducie Computershare du Canada (l'« agent des bons de souscription de 2006 »).

   Aux termes de l'acte relatif aux bons de souscription de 2006, la société a émis un total de 2 840 911 bons de souscription de 2006 et nommé l'agent des bons de souscription de 2006 chargé d'administrer les bons de souscription de 2006. L'acte relatif aux bons de souscription de 2006 énonce des modalités rattachées aux bons de souscription, les modalités importantes qui sont décrites à la rubrique « Structure du capital – Bons de souscription d'actions ordinaires » et dans le prospectus daté du 29 avril 2005, dont un exemplaire est disponible sur SEDAR, au www.sedar.com.

Il est possible de se procurer des exemplaires de ces conventions sur SEDAR au www.sedar.com, ou il est possible de les consulter au siège social de la société moyennant avis raisonnable.

AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Services aux investisseurs Computershare Inc. agit en tant qu'agent des transferts et agent chargé de la tenue des registres des actions ordinaires et des bons de souscriptions de 2005 et des bons de souscription de 2006. L'adresse de Services aux investisseurs Computershare Inc. est 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, Canada, et le numéro de téléphone est le 1 (800) 564-6253.

EXPERTS INTÉRESSÉS

PricewaterhouseCoopers s.r.l., les vérificateurs externes de la société, ont établi leur rapport de vérification sur les états financiers consolidés comparatifs vérifiés de la société au 28 février 2006 et au 28 février 2007 et pour les exercices terminés à ces dates. PricewaterhouseCoopers s.r.l. ont confirmé à la société être indépendants conformément aux règles relatives à l'indépendance de l'Institut des comptables agréés de l'Ontario.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires concernant la société peuvent être consultés sur SEDAR, au www.sedar.com. D'autres renseignements concernant la société sont fournis dans le rapport de la direction sur le rendement du fonds et dans les états financiers pour l'exercice terminé le 28 février 2007. Il est possible de

se procurer un exemplaire de ces documents en composant le (416) 979-1991 ou en s'adressant à son courtier ou en faisant parvenir un courrier électronique à scolman@denisonmines.com.

La circulaire de sollicitation de procurations de la société et les autres renseignements et documents déposés sur SEDAR se trouvent au www.sedar.com ou sur le site Internet de la société au www.uraniumparticipation.com. Un exemplaire de ces documents peuvent être également obtenus sur demande écrite adressée au secrétaire général de la société à l'adresse suivante :

Secrétaire général
Uranium Participation Corporation
Atrium on Bay
Suite 402
595 Bay Street
Toronto (Ontario)
M5G 2C2

Téléphone : (416) 979-1991, poste 366
Télécopieur : (416) 979-5893

Il est possible de joindre le gestionnaire à l'adresse suivante :

Denison Mines Inc.
Atrium on Bay
Suite 402
595 Bay Street
Toronto (Ontario)
M5G 2C2
www.denisonmines.com

Téléphone : (416) 979-1991, poste 366
Télécopieur : (416) 979-5893

Annexe A

Mandat du comité de vérification

A. Composition du comité

1) Chaque année, lors de sa première réunion après l'assemblée annuelle des actionnaires, le conseil d'administration nomme parmi les membres un comité de vérification (le « comité ») composé de trois (3) administrateurs ou tout autre nombre d'au moins trois personnes au besoin et selon l'appréciation du conseil.

2) Un membre du comité peut être démis ou remplacé à tout moment par le conseil. De même, tout membre du comité qui perd sa qualité d'administrateur cesse d'être membre du comité. Sous réserve de ce qui précède, chaque membre du comité exerce ses fonctions jusqu'à la prochaine nomination annuelle des membres, après son élection. Tout poste devenant vacant au sein du comité sera comblé lors de la prochaine réunion du conseil.

3) Chaque membre du comité doit :

   (a) être membre du conseil;

   (b) ne doit être ni dirigeant ni employé de la société ou de l'une ou l'autre de ses filiales;

   (c) ne doit être ni dirigeant ni employé du gestionnaire de la société; et

   (d) être un administrateur non relié au sens des lignes directrices en matière de régie d'entreprise de la Bourse de Toronto (la « TSX »), en leur version modifiée, le cas échéant; et

   (e) satisfaire aux normes d'indépendance applicables aux membres de comités de vérification en vertu du *Règlement 52-110 sur le comité de vérification* (« Règlement 52-110 ») des Autorités en valeurs mobilières canadiennes et de toute autre législation et règlement applicables en leur version modifiée, le cas échéant.

4) Les membres du comité élisent chaque année le président du comité.

B. Mission

1) La mission du comité est d'aider le conseil à s'acquitter de sa responsabilité de supervision de la gestion des activités et des affaires de la société en veillant à :

   (a) l'intégrité des états financiers de la société, des rapports de gestion du rendement du fonds (« RGRF ») et des autres rapports financiers;

   (b) l'intégrité des contrôles internes de la société et des systèmes d'information de gestion;

   (c) la conformité de la société à toutes les lois applicables, y compris les règlements, les règles, les politiques et les exigences des gouvernements, des organismes de réglementation et des bourses des valeurs mobilières relativement à la déclaration de l'information financière;

   (d) aux compétences et aux activités du vérificateur;

(e) à la communication entre le vérificateur, la direction et le conseil; et

(f) toute autre question dont décide le conseil le cas échéant.

2) Dans l'exercice de leur mandat de surveillance, le comité et le conseil reconnaissent qu'il incombe à la direction de la société de :

(a) mettre en place et de maintenir des contrôles internes et des mécanismes de déclaration;

(b) préparer, de présenter les états financiers de la société et d'en assurer l'intégrité; et

(c) s'assurer du caractère adéquat des principes comptables et des politiques de déclaration suivis par la société.

C. Ressources du comité

1) Le comité peut communiquer directement avec le vérificateur de la société afin de discuter et d'étudier, le cas échéant, des questions particulières.

2) Le comité ou un membre du comité peut obtenir, moyennant le consentement du comité, aux frais de la société et dans des conditions jugées appropriées par le comité, conseil et assistance auprès de conseillers juridiques, comptables ou autres experts indépendants (autre que le vérificateur), et il n'est pas tenu d'obtenir l'approbation du conseil avant de retenir le service de tels experts ou pour les rémunérer.

3) Le comité peut consulter sans restriction le personnel et les documents de la société et disposer des ressources nécessaires à l'exercice de ses fonctions.

D. Fonctions du comité

1) Fonctions particulières du comité :

a) Comptabilité financière :

Le comité :

(i) étudie avec la direction et les vérificateurs externes les états financiers annuels consolidés avant d'en recommander l'approbation au conseil;

(ii) examine avec la direction et les vérificateurs externes les états financiers intermédiaires avant d'en recommander l'approbation au conseil;

(iii) revoit avec la direction et les vérificateurs externes tous les documents d'information publique renfermant des informations financières vérifiées et non vérifiées, y compris les prospectus, le rapport annuel, les rapports intérimaires non vérifiés, les déclarations trimestrielles relatives au portefeuille, la notice annuelle, la circulaire d'information de la direction, le RGRF, la déclaration de changement important et tout communiqué de presse faisant état des résultats annuels ou intérimaires des activités. Cet examen sera conduit de manière à s'assurer que ces documents ne contiennent aucune déclaration incompatible avec les estimations ou les appréciations et les faits exposés dans les états financiers vérifiés et non vérifiés;

(iv) s'assure du caractère adéquat des procédures en place pour examiner l'information financière extraite ou dérivée des états financiers, autre que les états financiers, le RGRF et

les communiqués de presse annonçant les résultats de la société, et évaluer périodiquement le caractère adéquat de ces procédures;

(v) avant que la vérification annuelle ne soit terminée et à tout moment jugé opportun par le comité, examine avec la direction et le vérificateur la qualité des conventions comptables de la société de même que la présentation des états financiers, y compris, notamment :

1. toutes les conventions et méthodes comptables critiques employés, y compris, notamment, les raisons pour lesquelles certaines estimations ou conventions sont jugées critiques ou non, les incidences que les événements actuels et anticipés pourraient avoir sur ces décisions et l'évaluation de toutes modifications proposées par les vérificateurs, mais qui n'ont pas été effectuées;

2. tous les nouveaux traitements comptables ayant trait aux conventions et méthodes et dont la direction et les vérificateurs ont discuté; et

3. toute autre communication écrite importante entre le vérificateur et la direction, y compris, notamment, les lettres de la direction, la liste des écarts non ajustés, les lettres de déclaration de la direction, le rapport de contrôles internes de même que la lettre de mission et la lettre d'indépendance;

(vi) examine annuellement les principes et les méthodes comptables suivis par la société et les modifications qui s'y rattachent au fur et à mesure;

(vii) examine les nouveaux principes comptables énoncés par l'Institut canadien des comptables agréés et qui auraient eu une incidence importante sur l'information financière de la société telle qu'elle a été rapportée au comité par la direction;

(viii) examine l'état du passif éventuel important, tel que la direction en a fait rapport au comité;

(ix) examine les déclarations d'impôts et les problèmes sérieux qui pourraient en découler, tel que la direction en a fait rapport au comité; et

(x) examine les erreurs ou les omissions relevées dans les états financiers de l'exercice courant ou précédent et qui semblent importantes tel que la direction en a fait rapport au comité.

(b) Vérificateurs externes :

Le comité :

(i) est directement responsable de la nomination, de l'engagement du vérificateur de même que de sa démission et de la surveillance de ses travaux (y compris, notamment, la résolution des désaccords entre la direction et le vérificateur au sujet de la présentation de l'information financière), ces travaux devant servir à établir un rapport de vérification ou à accomplir d'autres services de vérification et d'examen pour la société;

(ii) approuve, avant que le vérificateur n'entame sa mission, le plan de vérification (y compris, notamment, ses collaborateurs), l'étendue de la mission et les honoraires et les coûts prévus; et

(iii) s'assure de l'indépendance du vérificateur. Le comité doit approuver au préalable tous les services non liés à la vérification (y compris, notamment, les frais afférents) et fournis à la

société ou à ses filiales par le vérificateur ou tout vérificateur auprès de telles filiales et doit déterminer si ces services sont compatibles avec les normes d'indépendance du vérificateur, y compris, notamment, la nature et la portée des services particuliers non liés à la vérification envisagés et si le processus de vérification amènerait le vérificateur à revoir un conseil compte tenu de ces services.

c) Contrôle interne :

Le comité :

(i) revoit avec la direction et les vérificateurs externes la qualité et la suffisance des contrôles internes des écritures comptables, de l'information financière et des activités de la société, y compris les politiques et procédures et les systèmes d'évaluation, de contrôle et de gestion des risques. En outre, le comité doit évaluer le caractère adéquat et opportun de toute mise en œuvre des recommandations visant à améliorer les contrôles internes et les procédures;

(ii) reçoit les rapports fournis par les vérificateurs externes et renfermant les conclusions et les recommandations importantes de même que les réponses de la direction; et

(iii) discute avec la direction des politiques afférentes à l'évaluation et à la gestion des risques. Même si la direction en a la responsabilité, le comité doit commenter et revoir les lignes directrices et les politiques régissant le processus, et la discussion peut porter, entre autres, les risques financiers auxquels la société est exposée et les mesures prises par la direction pour surveiller et contrôler ces risques, sachant que le comité n'est pas tenu d'être à lui tout seul l'organe responsable de l'évaluation et de la gestion des risques.

d) Questions de vérification générales :

Le comité :

(i) s'informe auprès de la direction et des vérificateurs externes de toutes les activités qui présentent ou non un caractère illicite ou déloyal;

(ii) examine avec la direction et les vérificateurs externes les cas de fraude dont il est saisi;

(iii) revoit avec les vérificateurs externes le caractère suffisant du personnel chargé des fonctions comptables et financières; et

(iv) rend compte au conseil et formule des recommandations sur les questions utiles.

2) De plus, le conseil peut confier au comité l'examen des sujets et questions qu'il juge opportun.

3) Tout membre du comité peut exiger des vérificateurs qu'ils assistent à une réunion ou à toutes les réunions du comité.

E. **Réunions**

1) Les réunions du comité sont tenues aux dates, heures et lieux fixés par le comité, y compris la procédure de convocation; le comité se rencontre au moins une fois par trimestre et tient le procès-verbal ou autre registre de ses réunions et délibérations. L'avis de la convocation à la réunion, à laquelle les vérificateurs de la société ont le droit d'assister et se faire entendre, est communiqué par écrit au moins sept (7) jours avant la date de chaque réunion. Une réunion

hors calendrier peut être convoquée en tout temps par les vérificateurs ou l'un des membres du comité conformément à la *Loi sur les sociétés par actions* (Ontario).

2) Pour toute réunion convoquée par le comité en vue de recommander au conseil l'approbation des états financiers de la société et à tout autre moment que le comité juge à propos, le comité peut se réunir en privé avec le vérificateur pour discuter des points particuliers.

3) Le quorum du comité est composé de la majorité des membres du comité.

F. **Évaluation du mandat**

Au moins une fois l'an, le comité revoit et évalue la pertinence de son mandat et recommande au conseil des modifications envisagées.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to "U.S. persons", as defined in Regulation S under the U.S. Securities Act, ("U.S. Persons") except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or under exemptions from those laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue October 11, 2007

URANIUM PARTICIPATION CORPORATION

$50,008,000

4,465,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 4,465,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation") at a price of $11.20 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of September 27, 2007 between Uranium Participation Corp. and Cormark Securities Inc. ("Cormark"), CIBC World Markets Inc., Dundee Securities Corporation, Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., and Raymond James Ltd. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On October 10, 2007, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $11.39. The TSX has conditionally approved the listing of the Common Shares to be distributed under the Offering, subject to the Corporation fulfilling all listing requirements of the TSX on or before December 31, 2007.

Price: $11.20 per Common Share

	Price to the Public	Underwriters' Fee[(1)]	Net Proceeds to the Corporation[(2)]
Per Common Share.........	$11.20	$0.448	$10.752
Total[(3)]	$50,008,000	$2,000,320	$48,007,680

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $2,000,320 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 669,750 additional Common Shares (the "Optioned Shares"). Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $57,509,200, $2,300,368 and $55,208,832, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about October 18, 2007 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than October 31, 2007. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars on October 10, 2007 was $1.00 = US$1.02 (US$1 = $0.98).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated April 30, 2007 for the financial year ended February 28, 2007;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2007, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Annual Management Report of Fund Performance dated April 26, 2007 for the financial year ended February 28, 2007;

(d) the unaudited consolidated financial statements of the Corporation for the six-month period ended August 31, 2007;

(e) the Corporation's Interim Management Report of Fund Performance dated October 2, 2007 for the six-month period ended August 31, 2007;

(f) the management information circular of the Corporation dated April 30, 2007 prepared in connection with the annual meeting of shareholders of the Corporation held on June 8, 2007;

(g) the Corporation's material change report dated October 3, 2007 relating to the Offering;

(h) the Corporation's material change report dated April 16, 2007 relating to the closing of a prior public financing; and

(i) the Corporation's material change report dated March 28, 2007 relating to the announcement of a prior public financing;

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a prescribed stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Plans").

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of four officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended. Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. UPCL directly invests in U_3O_8 and UF_6. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

INDEPENDENT REVIEW COMMITTEE

The Corporation has established an Independent Review Committee (an "IRC") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A. C. MacRae and Richard H. McCoy. The IRC is in the process of establishing a mandate. The mandate will provide that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com. All fees and expenses for the IRC will be paid by the Corporation. The fees are not yet set. The IRC will become fully operational on or before November 1, 2007.

RECENT DEVELOPMENTS

On September 28, 2007, the Corporation agreed to purchase, conditional on financing, 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment of US$44,999,195 (excluding commissions). Delivery is anticipated on or before November 30, 2007. See "Use of Proceeds".

The unaudited net asset value of the Corporation at August 31, 2007 was $656,537,000 or $10.97 per share based on the spot price for U_30_8 at August 27, 2007 which was US$90.00 per pound and the spot price for UF_6 at August 27, 2007 which was US$240.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.0564. Since inception to August 31, 2007, the Corporation has purchased and taken delivery 4,475,000 pounds of U_30_8 and 1,200,000 KgU as UF_6 at a total cost of $415,056,000, including purchase commissions. Market value of the Corporation's investment in uranium based on the August 27, 2007 spot prices was $729,708,000.

In May 2007, uranium futures began trading on NYMEX. The futures contracts are sold in quantities of 250 pounds of U_30_8 and are settled in cash, not physical delivery of uranium. Tullett Prebon, an inter-dealer broker, has also recently begun providing a forum where interested buyers and sellers of physical uranium can conduct sales specifying quantity, delivery date and prices. When transactions are completed, settlement is effected by book transfer at conversion facilities. Although there have been relatively few of these new types of transactions completed to date, their results are made public and accordingly serve to increase the availability of uranium pricing information.

The warrants to acquire common shares in the Company issued on May 10, 2005 expired on May 10, 2007. Of the 5,000,000 warrants issued, 4,958,539 common shares were issued on their exercise prior to their expiry.

On April 10, 2007 the Corporation completed a public offering of 6,500,000 common shares at a price of $14.60 per share for gross proceeds of $94,900,000.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's unaudited consolidated capitalization as at August 31, 2007, the date of the most recent consolidated financial statements filed by the Corporation, and as at August 31, 2007 after giving effect to the Offering. The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at August 31, 2007 (dollars in thousands) (unaudited)	**As at August 31 2007 After Giving Effect to the Offering[(1)] (dollars in thousands)** (unaudited)
Shareholders' Equity		
Common Shares	$425,850	$473,258
(Authorized – unlimited)	(59,857,091 shares)	(64,322,091 shares)
2006 Warrants[(2)]	$2,455	$2,455
	(2,828,799 warrants)	(2,828,799 warrants)
Contributed Surplus	$30	$30
Retained Earnings	$228,202	$228,202
Total Capitalization	$656,537	$703,945

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

(2) The Warrants issued in September, 2006.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $47,407,680 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $54,608,832.

The net proceeds of the Offering will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$45,675,000, including commissions payable to the Manager of US$674,989), and (ii) as to the balance, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds from the sale of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on October 18, 2007, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than October 31, 2007 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.448 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $57,509,200, $2,300,368 and $55,208,832, respectively. The Corporation will pay to the Underwriters a fee of $0.448 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares to purchasers located outside the United States and to non-U.S. Persons only in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares to purchasers located in the United States and to U.S. Persons that are "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" that meet the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption under Rule 144A under the U.S. Securities Act.

The Common Shares will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act, certificates representing any Common Shares which are sold in the United States or to, or for the account or benefit of, a U.S. Person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered or sold pursuant to certain

exemptions from the registration requirements under the U.S. Securities Act and under applicable state securities laws.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the Common Shares to be distributed under the Offering, subject to the Corporation fulfilling all listing requirements of the TSX on or before December 31, 2007.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Cormark, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which 59,857,091 Common Shares were outstanding as of August 31, 2007. The Common Shares are without nominal or par value. Each of the Common Shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the Common Shares.

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a

guarantee that other factors will not affect Uranium Participation Corp. in the future. Uranium Participation Corp. is not a mutual fund and an investment in the Common Shares is not redeemable.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8, and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the four years ended December 31, 2006, and as at each of August 27, 2007[1] and September 24, 2007[1].

	December 31				August 27	September 24
	2003	2004	2005	2006	2007	2007
U_3O_8	$14.50	$20.70	$36.25	$72.00	$90.00	$85.00[3]
UF_6	$43.14[2]	$63.09[2]	$105.00	$199.00	$240.00	$225.00

[1] As published by Ux Consulting Company, LLC ("UxCO") in US dollars.

[2] UF_6 prices for 2003 and 2004 were not published by UxCO. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 which is then multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

[3] As at October 8, 2007 the spot price for U_3O_8 was reported by UxCO as US$75.00 per pound.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such

fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its Common Shares and the 2006 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2006 Warrants. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that the 2006 Warrants will be exercised, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Participation Corp.'s liquidity relies principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value (the "NAV")

The NAV per Common Share reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the 2006 Warrants will have a dilutive effect on the NAV per Common Share to the extent that the NAV per Common Share exceeds the exercise price of these warrants. The 2006 Warrants have an exercise price of $12.00, which is currently above the NAV per Common Share.

Market Price of Common Shares

It appears that the market price of the Common Shares is related to the NAV per Common Share. Uranium Participation Corp. cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV or whether the market price for Uranium Participation Corp.'s outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation has entered into uranium lending arrangements. It has ensured that adequate security was provided for the loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp. or its subsidiaries may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated October 11, 2007 relating to the issue and sale of 4,465,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2007 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 15, 2005 to February 28, 2006 and for the period from March 1, 2006 to February 28, 2007. Our report is dated April 26, 2007.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
October 11, 2007

CERTIFICATE OF THE CORPORATION

Dated: October 11, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information records, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Ernest Peter Farmer President (as the chief executive officer)	(Signed) James R. Anderson Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy Director	(Signed) Garth MacRae Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 11, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CORMARK SECURITIES INC.

By: (Signed) Peter Grosskopf

CIBC WORLD MARKETS INC.

By: (Signed) Rick G. McCreary

DUNDEE SECURITIES CORPORATION

By: (Signed) Robert Klassen

SCOTIA CAPITAL INC.

By: (Signed) Jeffrey W. Richmond

TD SECURITIES INC.

By: (Signed) Vered Kaminker

NATIONAL BANK FINANCIAL INC.

By: (Signed) Steven Farber

RAYMOND JAMES LTD.

By: (Signed) David Greifenberger

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres offerts par le présent prospectus n'ont pas été ni ne seront inscrits en vertu de la loi intitulée Securities Act of 1933 *des États-Unis en sa version modifié, (la «Loi de 1933»), ni d'aucune loi sur les valeurs mobilières d'un État des États-Unis et, sous réserve de certaines exceptions, ils ne peuvent être offerts, vendus, ni par ailleurs aliénés ou livrés directement ou indirectement aux États-Unis d'Amérique ou ses territoires ou possessions ou à une «personne des États-Unis», au sens du règlement d'application de la Loi de 1933 intitulé* Regulation S *(«personnes des États-Unis»), sauf conformément aux exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières d'État des États-Unis applicables ou vertu d'une dispense de l'application de ces lois. Le présent prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'acheter des titres offerts par les présentes aux États-Unis. Voir «Mode de placement».*

L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. *On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire d'Uranium Participation Corporation, au 595 Bay Street, Suite 402, Toronto (Ontario) M5G 2C2, ou en composant le (416) 979-1991, ou l'on peut en obtenir une version électronique au www.sedar.com. Si le placement est fait au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire d'Uranium Participation Corporation, à l'adresse et au numéro de téléphone susmentionnés.*

PROSPECTUS SIMPLIFIÉ

Nouvelle émission — Le 11 octobre 2007

URANIUM PARTICIPATION CORPORATION

50 008 000 $

4 465 000 ACTIONS ORDINAIRES

Le présent prospectus simplifié est déposé en vue d'autoriser le placement (le « placement ») de 4 465 000 actions ordinaires (les « actions ordinaires ») d'Uranium Participation Corp. (« Uranium Participation Corp. » ou la « société ») au prix de 11,20 $ par action ordinaire (le « prix d'offre »). Les actions ordinaires seront émises et vendues conformément à une convention de prise ferme (la « convention de prise ferme ») datée du 27 septembre 2007 et intervenue entre Uranium Participation Corp. et Valeurs mobilières Cormark inc. (« Cormark »), Marchés mondiaux CIBC Inc., Corporation de valeurs mobilières Dundee, Scotia Capitaux Inc., Valeurs Mobilières TD Inc., Financière Banque Nationale Inc. et Raymond James Ltée (collectivement, les « preneurs fermes »). Le prix d'offre a été établi par voie de négociations entre la société et les preneurs fermes.

Les actions ordinaires en circulation sont inscrites à la cote de la Bourse de Toronto et y sont négociées sous le symbole « U ». Le 10 octobre 2007, soit le dernier jour de bourse avant la date du présent prospectus simplifié, le cours de clôture des actions ordinaires à la Bourse de Toronto s'établissait à 11,39 $. La Bourse de Toronto a approuvé sous condition l'inscription à sa cote des actions ordinaires qui seront distribuées dans le cadre du placement, sous réserve, pour la société, d'avoir respecté toutes les exigences d'inscription de la Bourse de Toronto au plus tard le 31 décembre 2007.

Prix : 11,20 $ par action ordinaire

	Prix d'offre	Rémunération des preneurs fermes [1]	Produit net revenant à la société [2]
Par action ordinaire.........	11,20 $	0,448 $	10,752 $
Total [3]............................	50 008 000$	2 000 320 $	48 007 680 $

1) En contrepartie des services rendus par les preneurs fermes dans le cadre du placement, la société a convenu de verser à ceux-ci une rémunération de 2 000 320 $, représentant 4 % du produit brut du placement. Voir « Mode de placement ».

2) Déduction faite de la rémunération des preneurs fermes, mais avant déduction des frais du placement, notamment les frais de rédaction et de dépôt du présent prospectus simplifié qui sont évalués à 400 000 $ plus les 200 000 $ payables au gestionnaire et qui seront réglés en les retranchant du produit du placement.

3) La société a octroyé aux preneurs fermes une option (l'« option aux fins d'attributions excédentaires »), pouvant être levée en totalité ou en partie au gré des preneurs fermes à tout moment avant la date qui tombe 30 jours après la clôture du placement (la « date de clôture »), leur permettant d'acquérir 669 750 actions ordinaires supplémentaires (les « actions visées par l'option »). Sauf si le contexte ne commande une interprétation contraire, les renvois faits aux présentes au « placement » prennent pour acquis la levée de l'option aux fins d'attributions excédentaires. Si l'option aux fins d'attribution excédentaires est levée intégralement, le prix d'offre total, la rémunération des preneurs fermes et le produit net revenant à la société s'élèveront respectivement à 57 509 200 $, 2 300 368 $ et 55 208 832 $. Le présent prospectus simplifié autorise le placement de l'option aux fins d'attributions excédentaires et des actions visées par l'option pouvant être émises par suite de la levée de l'option aux fins d'attributions excédentaires. Voir « Mode de placement ».

Les preneurs fermes, en tant que contrepartistes, offrent sous condition les actions ordinaires, sous réserve de leur placement antérieur et sous les réserves d'usage concernant leur émission par la société et leur acceptation par les preneurs fermes conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement », et sous réserve de l'approbation de certaines questions d'ordre juridique par Heenan Blaikie S.E.N.C.R.L., SRL, pour le compte de la société, et par Borden Ladner Gervais s.r.l.

Les souscriptions pour les actions ordinaires seront reçues sous réserve de leur refus ou de leur répartition, en totalité ou en partie, et du droit de clore les registres des souscriptions à tout moment sans préavis. Il est prévu que des certificats attestant les actions ordinaires seront remis à la date de clôture, qui devrait avoir lieu vers le 18 octobre 2007 ou à toute autre date dont pourraient convenir la société et les preneurs fermes, mais quoi qu'il en soit, au plus tard le 31 octobre 2007. Pendant le placement des actions ordinaires, les preneurs fermes pourraient effectuer des attributions excédentaires ou des opérations visant à stabiliser ou maintenir le cours des actions ordinaires conformément aux règles de stabilisation du marché applicables. Ces opérations, si elles sont entreprises, peuvent être interrompues à tout moment. Voir « Mode de placement ».

Un placement dans les titres de la société comporte des risques considérables inhérents à l'entreprise de la société. Les épargnants devraient étudier attentivement les risques décrits à la rubrique « Facteurs de risque » du présent prospectus simplifié.

TABLE DES MATIÈRES

GÉNÉRALITÉS

Dans le présent prospectus simplifié, sauf indication contraire ou si le contexte ne commande une interprétation contraire, les expressions « Uranium Participation Corp. », la « société », « nous », « nos » et « notre » renvoient à Uranium Participation Corporation.

MISE EN GARDE CONCERNANT L'INFORMATION PROSPECTIVE

Le présent prospectus simplifié (y compris les documents qui y sont intégrés par renvoi) comporte certains « énoncés prospectifs » et de l'« information prospective » qui peuvent inclure, notamment, des déclarations concernant le rendement financier ou le rendement d'exploitation de la société et de ses filiales. Les énoncés prospectifs peuvent généralement être identifiés par l'emploi d'une terminologie à caractère prospectif comme les verbes « pouvoir », « s'attendre », « avoir l'intention », « évaluer », « prévoir », « planifier », « estimer », « croire », « continuer » ou leur forme future ou conditionnelle ou toute autre forme (y compris la forme négative) ou toute autre terminologie semblable.

De par leur nature même, les énoncés prospectifs s'appuient sur plusieurs facteurs, hypothèses et estimations. Une diversité de facteurs, dont beaucoup échappent à la volonté de la société, pourraient faire en sorte que les résultats réels diffèrent considérablement des attentes formulées dans l'énoncé prospectif. Ces facteurs comprennent, notamment, des changements dans le prix des marchandises et dans le taux de change. Voir la rubrique « Facteurs de risque » pour une description plus détaillée des principaux risques auxquels fait face la société.

Ces facteurs et d'autres facteurs devraient être étudiés attentivement et les lecteurs sont mis en garde de ne pas se fier indûment sur ces énoncés prospectifs. Bien que la direction étudie la validité de ses hypothèses et estimations, la survenance d'événements inhabituels et imprévus pourrait faire en sorte qu'elles soient inexactes. Dans de telles circonstances, le rendement futur pourrait différer considérablement des rendements formulés ou escomptés par ces énoncés prospectifs. Sauf dans la mesure où la législation sur les valeurs mobilières applicables l'exige, la société ne s'engage pas à mettre à jour un énoncé prospectif.

Vous ne devriez vous fier qu'aux renseignements figurant dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi. Ni la société ni le preneur ferme n'ont autorisé quiconque à vous fournir des renseignements différents. Si une personne vous fournit des renseignements différents ou contradictoires, vous ne devriez pas vous y fier. Ni la société ni le preneur ferme n'offrent de vendre les titres qui sont décrits aux présentes dans un territoire où l'offre ou la vente n'est pas autorisée. Les renseignements figurant dans le présent document ne sont valides qu'à la date indiquée sur la page couverture du présent prospectus simplifié.

MONNAIE

Sauf indication contraire, les sommes d'argent mentionnées dans le présent prospectus simplifié sont libellées en dollars canadiens. Les mentions « $ » renvoient au dollar canadien et les mentions « $US » au dollar des États-Unis. Le taux de change à midi publié par la Banque du Canada pour la conversion des dollars canadiens en dollars américains le 10 octobre 2007 était de 1,00 $ = 1,02 $US (1,00 $US = 0,98 $).

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi dans le présent prospectus provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au secrétaire d'Uranium Participation Corporation, au 595 Bay Street, Suite 402, Toronto (Ontario) M5G 2C2, ou en composant le 416-979-1991. Ces documents sont également disponibles sur Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), dont l'adresse est le www.sedar.com. Les renseignements figurant ou affichés sur le site Web de la société ne peuvent être considérés comme faisant partie du présent prospectus simplifié. Si le placement est fait au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de l'émetteur à l'adresse et au numéro de téléphone susmentionnés et également en format électronique au www.sedar.com.

Les documents suivants, qui ont été déposés par la société auprès de plusieurs commissions des valeurs mobilières ou autorité en valeurs mobilières similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) La notice annuelle de la société datée du 30 avril 2007 pour l'exercice terminé le 28 février 2007 ;

b) Les états financiers consolidés vérifiés de la société au 28 février 2007 et pour l'exercice terminé à cette date, ainsi que le rapport des vérificateurs s'y rapportant et les notes complémentaires ;

c) Le rapport de gestion annuel de la société portant sur le rendement du Fonds daté du 26 avril 2007, pour l'exercice terminé le 28 février 2006 ;

d) Les états financiers consolidés non vérifiés de la société pour la période de six mois terminée le 31 août 2007;

e) Le rapport intermédiaire de la direction sur le rendement du fonds de la société daté du 2 octobre 2007 pour la période de six mois terminée le 31 août 2006;

f) La circulaire de sollicitation de procurations de la direction de la société datée du 30 avril 2007 établie en vue de l'assemblée générale annuelle des actionnaires de la société tenue le 8 juin 2007;

g) La déclaration de changement important datée du 3 octobre 2007 ayant trait au placement;

h) La déclaration de changement important de la société daté du 16 avril 2007 ayant trait à la clôture d'un appel public à l'épargne antérieur;

i) la déclaration de changement important datée du 28 mars 2007 ayant trait à l'annonce d'un appel public à l'épargne antérieur.

Tous les documents du type de ceux susmentionnés (à l'exclusion des déclarations de changements importants confidentielles) déposés par la société auprès des commissions des valeurs mobilières ou d'autorités en valeurs mobilières similaires au Canada après la date du présent prospectus et avant la fin du présent placement seront réputés être intégrés par renvoi dans le présent prospectus simplifié.

Toute déclaration figurant dans le présent prospectus simplifié ou dans un document intégré par renvoi ou répute être intégré par renvoi aux présentes sera réputé être modifié ou remplacé, pour les fins du présent prospectus simplifié, dans la mesure où la déclaration figurant aux présentes ou dans un autre document déposé ultérieurement, qui est également intégré ou réputé être intégré par renvoi aux présentes, modifie ou remplace cette déclaration. Toute déclaration ainsi modifiée ou remplacée ne fera pas partie du présent prospectus simplifié, sauf sans la mesure où elle est modifiée ou remplacée. La déclaration qui modifie ou remplace n'a pas besoin d'indiquer qu'elle a modifié ou remplacé une déclaration antérieure ni inclure une autre information énoncée dans le document qu'elle modifie ou remplace. Le fait de faire une déclaration qui modifie ou remplace ne constitue pas un aveu, pour quelques fins que ce soit, que la déclaration modifiée ou remplacée, au moment où elle était faite, constituait une déclaration fausse ou trompeuse d'un fait important ou l'omission de déclarer un fait important qui doit être déclaré ou qui est nécessaire pour qu'une déclaration ne soit pas fausse ou trompeuse à la lumière des circonstances dans lesquelles elle a été faite.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

D'après la législation en vigueur à la date des présentes, et sous réserve du respect des normes de prudence et des dispositions et restrictions générales en matière de placement prévues par les lois mentionnées ci-après (et, lorsqu'il y a lieu, leur règlement d'application) et, dans certains cas, sous réserve du respect d'autres exigences relatives aux politiques, normes, procédures, et objectifs en matière de placement ou de prêt et, dans certains cas, sous réserve du dépôt de ces politiques, normes, procédures ou objectifs, les actions ordinaires, si elles sont émises à la date des présentes, ne constitueraient pas des placements interdits aux termes des lois suivantes :

Loi sur les sociétés d'assurances (Canada)
Loi de 1985 sur les normes de prestation de pension (Canada)
Loi sur les sociétés de fiducie et de prêt (Canada)
Loi sur les régimes de retraite (Ontario)
Loi sur les sociétés de prêt et de fiducie (Ontario)

De l'avis de Heenan Blaikie S.E.N.C.R.L., S.R.L., les conseillers juridiques de la société, et de Borden Ladner Gervais s.r.l., les conseillers juridiques des preneurs fermes, dans la mesure où les actions ordinaires sont inscrites à la cote d'une bourse prescrite, dont la Bourse de Toronto, les actions ordinaires devant être placées en vertu des présentes, si elles sont émises à la date des présentes constitueraient des «placements admissibles» aux termes de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt ») et de ses règlements d'application pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études (collectivement « régimes »).

LA SOCIÉTÉ

Uranium Participation Corp. a été constituée par statuts constitutifs conformément à la *Loi sur les sociétés par actions* (Ontario) (la « LSAO ») le 15 mars 2005 et est devenue une société cotée en bourse à la Bourse de Toronto le 10 mai 2005. Le siège social et principal établissement d'Uranium Participation Corp. est situé au Atrium on Bay, Suite 402, 595 Bay Street, Toronto (Ontario) M5G 2C2. Uranium Participation Corp. ne compte aucun employé. Denison Mines Inc. (le « gestionnaire ») fournit les services de quatre dirigeants de la société, à savoir le président, le chef de la direction financière, le vice-président, Marketing et le secrétaire général, aux termes d'une convention de services de gestion datée du 30 mars 2005, en sa version modifiée. Uranium Participation Corp. Est une société de portefeuille de placements qui investit au moins 85 % du produit de tout placement qu'elle réalise dans l'uranium, dont le principal objectif de placement est de réaliser une plus-value de son portefeuille d'uranium. Sauf si le contexte n'exige une interprétation contraire, le renvoi au terme « uranium » signifie l'oxyde d'uranium en concentrés (« U_3O_8 ») et l'hexafluorure d'uranium (« UF_6 »).

Uranium Participation Alberta Corp. (« UPAC ») est une filiale en propriété exclusive d'Uranium Participation Corp. Elle a été constituée en personne morale en vertu de la loi intitulée *Business Corporations Act* (Alberta) le 4 mai 2005. La filiale investit directement dans du U_3O_8 et du UF_6, qu'elle détient également.

Uranium Participation Cyprus Limited. (« UPCL ») est une filiale en propriété exclusive de la société. Elle a été constituée en personne morale en vertu des lois de la République de Chypre le 10 septembre 2006. UPCL investit directement dans du U_3O_8 et du UF_6 UPCA et UPCL sont collectivement désignées les «filiales».

La société exerce ses activités par l'entremise de sa filiale. Sauf si le contexte n'exige une interprétation contraire ou sauf indication contraire, les renvois à Uranium Participation Corp. ou à la société réfèrent également aux filiales.

Uranium Participation Corp. est une société canadienne imposable et n'est pas une fiducie de fonds commun de placement aux fins de la Loi de l'impôt. La société est assujettie à l'impôt sur son revenu imposable, calculé conformément aux règles habituelles et aux taux habituellement applicables aux sociétés ouvertes en vertu de la Loi de l'impôt. À l'heure actuelle, la société constate des gains ou des pertes non réalisés sur ses investissement dans l'uranium et accumule de l'impôt sur le revenu futur en fonction des gains non réalisés. Les gains ou les pertes non réalisés sur la vente d'uranium seront constatés aux fins de l'impôt au moment où ils sont réalisés et seront imposés au titre de revenu ou de gains en capital, selon le cas.

COMITÉ D'EXAMEN INDÉPENDANT

La société a mis sur pied un comité d'examen indépendant (un « comité ») constitué de membres indépendants du conseil d'administration qualifiés. Les membres du comité sont Paul J. Bennett, Garth A. C. MacRae et Richard H. McCoy. Le comité est en voie de fixer un mandat. Le mandat prévoira que le comité doit donner des recommandations ou approuver les opérations lorsqu'il existe des conflits d'intérêts entre la société et son gestionnaire, comme le prévoit le *Règlement 81-107 sur le comité d'examen indépendant des fonds d'investissement* des autorités canadiennes en valeurs mobilières (« Règlement 81-107 »). Le comité rédigera un rapport à l'intention des actionnaires au moins une fois l'an. Le rapport figurera sur le site Internet de la société, au www.uraniumparticipation.com et les actionnaires pourront également se le procurer sans frais en communiquant avec la société à l'adresse info@uraniumparticipation.com. Tous les frais et les charges du comité seront réglés par la société. Les honoraires ne sont pas encore fixés. Le comité deviendra pleinement fonctionnel au plus tard le 1er novembre 2007.

FAITS NOUVEAUX

Le 28 septembre 2007, la société a convenu d'acheter, sous condition d'obtenir un financement, 217 230 KgU de UF_6 au prix de 207,15 $US par KgU, pour un engagement d'achat global de 44 999 195 $US (à l'exclusion des commissions). La livraison devrait avoir lieu au plus tard le 30 novembre 2007. Voir « Emploi du produit ».

La valeur liquidative non vérifiée de la société au 31 août 2007 s'établissait à 656 537 000 $ ou 10,97 $ l'action suivant le prix au comptant du U_3O_8 au 27 août 2007, qui s'élevait à 90,00 $US la livre et le prix du UF_6, qui s'élevait au 27 août 2007 à 240,00 $US par KgU et le taux de change à midi du dollar canadien et du dollar américain à la fin du mois, qui s'établissait à 1,0564 $. Depuis sa création le 31 août 2007, la société a acquis et pris livraison de 4 475 000 livres de U_3O_8 et de 1 200 000 KgU sous forme de UF_6, au coût total de 415 056 000 $, y compris les commissions. La valeur du placement de la société dans de l'uranium suivant les prix au comptant le 27 août 2007 s'élevait à 729 708 000 $.

En mai 2007, les contrats à terme d'uranium ont commencé à être négociés sur le marché NYMEX. Les contrats à terme sont vendus suivant des quantités de 250 livres de U_3O_8 et sont réglés en espèces et non par livraison d'uranium matériel. Tullett Prebon, un courtier, a également récemment entrepris de constituer un forum ou des acheteurs et vendeurs d'uranium matériel intéressés pourraient réaliser leurs opérations en spécifiant la quantité, la date de livraison et les prix. Lorsque les opérations sont conclues, le règlement est effectué par voie de transfert de compte à compte à des installations de conversion. Bien qu'à ce jour, très peu de ce nouveau type d'opérations aient été conclues, leurs résultats sont rendus publics et, par conséquent, permettent d'obtenir d'avantage d'information concernant le prix de l'uranium.

Les bons de souscription permettant d'acquérir des actions ordinaires de la société émis le 10 mai 2005 sont venus à échéance le 10 mai 2007. Des 5 000 000 bons de souscription émis, 4 958 539 actions ordinaires ont été émises par suite de leur exercice avant leur échéance.

Le 10 avril 2007, la société a conclu un appel public à l'épargne visant 6 500 000 actions ordinaires au prix de 14,60 $ l'action pour un produit brut de 94 900 000 $.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau suivant présente la structure du capital consolidé non vérifié de la société au 31 août 2007, date des plus récents états financiers consolidés déposés par la société, et au 31 août 2007 compte tenu du placement. Ce tableau doit être lu conjointement avec les états financiers consolidés non vérifiés de la société, y compris les notes y afférentes, et le rapport de la direction sur le rendement du fonds intégrés par renvoi dans le présent prospectus simplifié.

	31 août 2007 (en milliers de dollars)	31 août 2007 compte tenu du placement[1] (en milliers de dollars)
	(non vérifiés)	(non vérifiés)
Capitaux propres		
Actions ordinaires	425 850 $	473 258 $
(autorisé en nombre illimité)	(59 857 091 actions)	(64 322 091 actions)
Bons de souscription 2006[2]	2 455 $	2 455 $
	(2 828 799 bons de souscription)	(2 828 799 bons de souscription)
Surplus d'apport	30 $	30 $
Bénéfices non répartis	228 202 $	228 202 $
Total des capitaux permanents	656 537 $	703 945 $

1) Compte tenu du placement (en supposant que l'option aux fins d'attributions excédentaires n'est pas exercée), mais compte non tenu de l'incidence fiscale des frais d'émission d'actions.
2) Bons de souscription émis en septembre 2006.

EMPLOI DU PRODUIT

Le produit net que tirera la société du placement, déduction faite de la rémunération des preneurs fermes et des frais du placement (y compris les frais relatifs à la rédaction et au dépôt du présent prospectus simplifié) sont évalués à environ 47 407 680 $ en présumant que l'option aux fins d'attributions excédentaires n'est pas levée. Si l'option aux fins d'attributions excédentaires est levée intégralement, le produit net que tirera la société du placement, déduction faite de la rémunération des preneurs fermes et des frais du placement, sont évalués à environ 54 608 832 $.

Le produit net du placement sera affecté par la société au financement (i) de la promesse d'achat de la société dont il est question à la rubrique «Faits nouveaux» (45 675 000 $US, y compris les commissions payables au gestionnaire s'élevant à 674 989 $US) et (ii) pour ce qui est du solde, des obligations courantes de la société. Au moins 85 % du produit brut de la vente de titres réalisée par la société doit être investi ou détenu pour des achats futurs d'uranium.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme, la société a convenu de vendre et les preneurs fermes ont, chacun pour leur part, convenu d'acheter, en tant que contrepartistes, le 18 octobre 2007, ou à toute autre date dont pourraient convenir la société et les preneurs fermes, mais, quoi qu'il en soit, au plus tard le 31 octobre 2007 (la « date de clôture »), la totalité des actions ordinaires au prix d'offre, contre livraison de certificats représentant les actions ordinaires et bons de souscription, sous réserve du respect de toutes les exigences légales nécessaires et des conditions énoncées dans la convention de prise ferme. Le prix d'offre a été établi par voie de négociations entre la société et les preneurs fermes.

La société a convenu de payer aux preneurs fermes une rémunération de 0,448 $ l'action ordinaire en échange de leurs services rendus dans le cadre du placement des actions ordinaires offertes par le présent prospectus simplifié. La société a octroyé aux preneurs fermes l'option aux fins d'attributions excédentaires, pouvant être levée en totalité ou en partie, au gré des preneurs fermes, à tout moment avant la date qui tombe 30 jours après la date de clôture, cette option aux fins d'attributions excédentaires pouvant être levée pour acquérir les actions visées par l'option, au prix d'offre. Si l'option aux fins d'attributions excédentaires est levée intégralement, le prix d'offre, la rémunération des preneurs fermes et le produit net du placement s'élèveront à 57 509 200 $, 2 300 368 $ et 55 208 832 $, respectivement. La société versera également aux preneurs fermes une rémunération de 0,448 $ par action visée par l'action ordinaire. Le présent prospectus simplifié autorise le placement de l'action ordinaire aux fins d'attributions excédentaires et des actions visées par l'option émises par suite de la levée de l'option.

Aucune des actions ordinaires offertes par les présentes n'ont été ni ne seront enregistrées en vertu de la Loi de 1933 ou d'une loi d'État des États-Unis, et ne peuvent être offertes, vendues ou livrées aux États-Unis ou à des personnes des États-Unis ou pour le compte ou le bénéfice de telles personnes, sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières d'État des États-Unis applicables. La

convention de prise ferme prévoit que les preneurs fermes n'offriront et ne vendront les actions ordinaires à des acquéreurs situés à l'extérieur des États-Unis et à des personnes qui ne sont pas des personnes des États-Unis que conformément au règlement intitulé *Regulation S* pris en vertu de la Loi de 1933. La convention de prise ferme autorise également les preneurs fermes, par l'entremise des courtiers inscrits membres de leur groupe, à offrir et vendre les actions ordinaires à des acquéreurs situés aux États-Unis et à des personnes des États-Unis qui sont des « acheteurs institutionnels admissibles » (*qualified institutional buyers*, au sens attribué à ce terme dans la *Rule* 144A prise en vertu de la Loi de 1933) et à des « investisseurs accrédités » (*accredited investors*) qui répondent aux critères énoncés dans la *Rule 501(a)(1), (2), (3)* ou *(7)* du *Regulation D* pris en vertu de la Loi de 1933 dans le cadre d'opérations qui sont dispensées des exigences d'inscription en vertu de la Loi de 1933 et de toutes les lois sur les valeurs mobilières d'État des États-Unis applicables. Le présent prospectus simplifié ne constitue pas une offre de vendre ni la sollicitation d'une offre d'acheter des actions ordinaires aux États-Unis. De plus, avant l'expiration d'un délai de 40 jours après le début du placement, l'offre ou la vente des actions ordinaires offertes par les présentes aux États-Unis par un courtier (qu'il participe ou non au placement) pourrait enfreindre les exigences d'inscription de la Loi de 1933, sauf si l'offre est faite conformément à une dispense prévue par la *Rule 144A* prise en vertu de la Loi de 1933.

Les actions ordinaires constitueront des actions comportant des restrictions au sens de la *Rule 144(a)(3)* de la Loi de 1933. Jusqu'à ce qu'ils ne soient plus exigés en vertu des exigences applicables prévues par la Loi de 1933, les certificats représentant les actions ordinaires qui sont vendues aux États-Unis ou à une personne des États-Unis ou pour le compte ou le bénéfice d'une telle personne comporteront une mention indiquant que les titres représentés par ce certificat ne sont pas inscrits en vertu de la Loi de 1933 ou d'une loi sur les valeurs mobilières d'État des États-Unis applicable et qu'ils ne peuvent être offerts ou vendus que conformément à certaines dispenses des exigences d'inscription prévues par la Loi de 1933 ou des lois sur les valeurs mobilières d'État des États-Unis applicables.

Les obligations des preneurs fermes en vertu de la convention de prise ferme sont individuelles et peuvent être résiliées à leur gré suivant leur évaluation de l'état des marchés financiers et peuvent également être résiliées à leur gré moyennant la survenance de certains événements stipulés. Les preneurs fermes sont toutefois tenus de prendre livraison des actions ordinaires, sauf les actions visées par l'option, et de les régler si des actions ordinaires sont souscrites en vertu de la convention de prise ferme.

La Bourse de Toronto a approuvé sous condition l'inscription à sa cote des actions ordinaires qui seront distribuées dans le cadre du placement, sous réserve, pour la société, d'avoir respecté toutes les exigences d'inscription de la Bourse de Toronto au plus tard le 31 décembre 2007.

Conformément aux règles et instructions générales applicables de la commission des valeurs mobilières de l'Ontario et de certaines autorités en valeurs mobilières, les preneurs fermes ne peuvent, pendant toute la durée du placement, effectué en vertu du présent prospectus simplifié, offrir d'acheter ou acheter des actions ordinaires. La restriction susmentionnée comporte certaines exceptions, dans la mesure où l'offre d'achat ou l'achat est fait aux fins de créer une activité réelle ou apparente sur les actions ordinaires ou d'en hausser le cours. Ces exceptions comprennent une offre d'achat ou un achat autorisé en vertu des règles applicables des organismes d'autoréglementation ayant trait aux activités de stabilisation du marché et de maintien passif du marché et une offre ou un achat effectué pour le compte d'un client si l'ordre d'achat n'a pas été sollicité pendant la période du placement. Sous réserve de ce qui précède et des lois applicables, les preneurs fermes peuvent effectuer des attributions excédentaires ou des opérations dans le cadre du placement en vue de stabiliser ou de maintenir le cours des actions ordinaires à des niveaux supérieurs que ceux qui se formeraient pas ailleurs sur le marché libre. De telles opérations, si elles sont entreprises, peuvent être interrompues à tout moment.

La société a convenu en faveur des preneurs fermes de ne pas, au cours du délai qui prend fin 90 jours après la date de clôture, sauf dans certaines circonstances, offrir ou vendre, ou convenir d'offrir ou de vendre, ou conclure une entente en vue d'offrir ou de vendre des actions ordinaires ou d'autres titres de la société ou des titres convertibles en actions ordinaires ou échangeables contre celles-ci ou qui peuvent par ailleurs être exercés en vue d'acquérir des titres de la société dans le cadre d'opérations de financement, sans avoir préalablement obtenu le consentement écrit de Cormark, qui ne peut refuser de le donner sans motif valable.

La convention de prise ferme prévoit également que la société indemnisera les preneurs fermes et leurs administrateurs, dirigeants, employés et mandataires contre certaines responsabilités et certains frais ou remboursera les sommes que les preneurs fermes pourraient être tenus d'engager à cet égard.

DESCRIPTION DES TITRES PLACÉS

Les actions ordinaires

La société est autorisée à émettre un nombre illimité d'actions ordinaires, dont 59 857 091 étaient en circulation le 31 août 2007. Les actions ordinaires n'ont pas de valeur nominale ni de valeur au pair. Chacune des actions ordinaires est assortie d'un droit de vote à toutes les assemblées des actionnaires, d'un droit aux dividendes déclarés par les administrateurs et du droit à une quote-part du reliquat des biens et de l'actif de la société revenant aux porteurs d'actions ordinaires par suite de la liquidation et de la dissolution de la société.

FACTEURS DE RISQUE

Un placement dans les actions ordinaires est assujetti à plusieurs facteurs de risque qui devraient être étudiés par l'acquéreur éventuel. Outre les renseignements fournis ailleurs dans le présent prospectus simplifié (y compris les documents qui y sont intégrés par renvoi), les épargnants devraient étudier attentivement les facteurs de risque suivants. Ces facteurs de risque pourraient avoir une incidence importante sur les résultats d'exploitation futurs de la société et pourraient faire en sorte que les événements réels diffèrent considérablement de ceux décrits dans les énoncés prospectifs ayant trait à la société.

Plusieurs facteurs de risque pourraient avoir une incidence négative sur l'entreprise d'Uranium Participation Corp. et la valeur des titres d'Uranium Participation Corp., notamment les facteurs dont la liste est donnée ci-après. Les renseignements suivants portent sur les perspectives et la situation que connaît actuellement Uranium Participation Corp. et qui pourraient avoir une incidence importante sur la situation financière d'Uranium Participation Corp. Ces renseignements, de par leur nature, ne sont pas exhaustifs. Rien ne garantit que d'autres facteurs de risque n'auront pas d'incidence sur le futur d'Uranium Participation Corp. Uranium Participation Corp. n'est pas un fonds commun de placement et un placement dans les actions ordinaires n'est pas remboursable.

Volatilité des prix de l'uranium attribuable à des facteurs relatifs à la demande et à l'offre

Étant donné que la quasi-totalité des activités d'Uranium Participation Corp. consiste à investir dans l'uranium, la valeur de ses titres est tributaire des fluctuations des prix de l'uranium. D'un point de vue historique, la fluctuation de ces prix a été et continuera de dépendre de plusieurs facteurs échappant à la volonté d'Uranium Participation Corp. Ces facteurs comprennent, entre autres, la demande d'énergie nucléaire, les améliorations de l'efficacité des réacteurs nucléaires, le recyclage du combustible nucléaire usé et le réenrichissement des résidus pauvres en uranium, la vente des stocks civils et militaires excédentaires (y compris le démantèlement des armes nucléaires) par les gouvernements et les niveaux et les coûts de production dans les principaux pays producteurs d'uranium.

Étant donné que le UF_6 est une marchandise différente du U_3O_8, son prix dépend de l'équilibre entre la demande et l'offre de même que l'équilibre entre l'offre et la demande de U_3O_8 et pour les services de conversion. Par conséquent, le prix du UF_6 pourrait fluctuer différemment du prix comptant du U_3O_8, ou du prix comptant de conversion lui-même. Ces facteurs qui influent sur le prix du UF_6 pourraient avoir une incidence sur la valeur liquidative de la société, qui à son tour pourrait avoir une incidence sur le cours des titres de la société.

Le tableau suivant indique le prix comptant du U_3O_8 par livre et la valeur du UF_6 par KgU au 31 décembre pour les quatre ans terminés le 31 décembre 2006, et en date du 27 août 2007 [1)] et du 24 septembre 2007 [1)], respectivement.

	31 décembre				27 août	24 septembre
	2003	2004	2005	2006	2007	2007
U_3O_8	14,50 $	20,70 $	36,25 $	72,00 $	90,00 $	85,00 $[3]
UF_6	43,14 $[2]	63,09 $[2]	105,00 $	199,00 $	240,00 $	225,00 $

1) Publié par U_x Consulting Company, LLC (« U_xCO ») en dollars américains.

2) Les prix du UF_6 pour 2003 et 2004 n'ont pas été publiés par U_xCO. Les montants indiqués pour ces années représentent la valeur du UF_6, qui est obtenue a additionnant (i) le prix comptant du U_3O_8, qui est alors multiplié par 2,61285; et (ii) le prix comptant de conversion du UF_6.

3) Au 8 octobre 2007, le prix au comptant du U_3O_8 publié par UxCO s'établissait 75,00 $ la livre.

Absence de marché public pour l'uranium

Il n'existe aucun marché public pour la vente d'uranium. Uranium Participation Corp. pourrait ne pas être en mesure d'acquérir de l'uranium ou, une fois acquis, vendre l'uranium pendant plusieurs mois. Le basin d'acquéreurs et de vendeurs potentiels est limité et chaque opération pourrait nécessiter la négociation de dispositions spécifiques. Par conséquent, un cycle d'achat ou de vente peut prendre plusieurs mois à aboutir. De plus, comme l'offre d'uranium est limitée, les ventes sur le marché comptant au cours des dix dernières années n'ayant totalisées qu'environ 22 millions de livres de U_3O_8 par année, Uranium Participation Corp. pourrait éprouver d'autres difficultés à acheter de l'uranium si un acheteur important se présentait. L'incapacité d'acheter et de vendre en temps utile des quantités suffisantes pourrait avoir une incidence défavorable importante sur les titres d'Uranium Participation Corp.

À l'occasion, la société conclut des promesses d'achat de U_3O_8 ou de UF_6. Ces promesses sont généralement assujetties à des conditions tant en faveur du vendeur que de la société et rien ne garantit que les achats envisagés par suite de ces promesses seront réalisés.

Taux de change

Uranium Participation Corp. tient ses comptes, ses registres, publie ses états financiers, paye certains frais d'exploitation et négocie ses titres en monnaie canadienne. Comme les prix de l'uranium sont fixés en monnaie américaine, les fluctuations du taux de change de la monnaie américaine par rapport à la monnaie canadienne peuvent avoir une incidence importante sur la fixation de la valeur de l'uranium et le prix d'achat connexe d'un point de vue de la monnaie canadienne. Étant donné que les fluctuations du taux de change échappent à la volonté d'Uranium Participation Corp., rien ne garantit que ces fluctuations n'auront pas d'incidences défavorables sur les activités d'Uranium Participation Corp. ou la valeur de négociations de ses actions ordinaires et des bons de souscription de 2006.

Risques associés aux installations

Aux termes de la convention de services de gestion, le gestionnaire est tenu de prendre toutes les mesures nécessaires pour que l'uranium soit stocké dans des installations de conversion et d'enrichissement d'uranium agréées (les « installations ») et de s'assurer que ces installations procurent les indemnisations satisfaisantes pour le bénéfice d'Uranium Participation Corp. ou de s'assurer que celle-ci bénéficie des garanties d'assurance obtenues moyennant les modalités normales de l'industrie. Rien ne garantit que les indemnités ou l'assurance en faveur d'Uranium Participation Corp. couvrira ou exonérera entièrement Uranium Participation Corp. dans l'éventualité d'une perte ou d'un préjudice. Uranium Participation Corp. pourrait être financièrement et juridiquement tenue responsable des pertes ou des dommages non garantis par des dispositions d'indemnisation ou une assurance. Cette responsabilité pourrait avoir une incidence défavorable importante sur la situation financière d'Uranium Participation Corp.

Comme le nombre d'installations dûment agréées est limité, rien ne garantit que des mesures avantageuses pour Uranium Participation Corp. d'un point de vue commercial seront facilement disponibles. À défaut de négocier avec

les installations des modalités de stockage raisonnables d'un point de vue commercial, la situation financière d'Uranium Participation Corp. pourrait s'en trouver compromise.

Absence de liquidités d'exploitation

Les frais d'Uranium Participation Corp. sont financés sur l'encaisse qui n'est pas par ailleurs investit dans l'uranium. Une fois l'encaisse majorée, Uranium Participation Corp. pourrait produire des liquidités en prêtant ou en vendant de l'uranium ou en plaçant d'autres titres de participation, y compris l'exercice des bons de souscription et des bons de souscription de 2006 en circulation. Rien ne garantit qu'Uranium Participation Corp. sera à l'avenir en mesure de vendre d'autres titres de participation ou titres reliés à des titres de participation moyennant des modalités acceptables pour Uranium Participation Corp., que les bons de souscription de 2006 seront exercés, qu'Uranium Participation Corp. sera en mesure de vendre de l'uranium en temps utile ou de manière rentable ni qu'Uranium Participation Corp. sera en mesure de réaliser des revenus grâce à des ententes de prêt.

Concurrence avec d'autres sources d'énergie et acceptation de l'énergie nucléaire par le grand public

L'énergie nucléaire entre en concurrence avec d'autres sources d'énergie, notamment le pétrole, le gaz naturel, le charbon et l'hydroélectricité. Ces autres sources d'énergie sont, dans une certaine mesure, interchangeables avec l'énergie nucléaire, particulièrement à long terme. Si les cours du pétrole, du gaz nature, du charbon et de l'hydroélectricité se maintiennent à des prix relativement bas, et si d'autres sources d'énergie plus économiques sont développées, la demande d'uranium pourrait baisser.

De plus, la croissance de l'industrie de l'uranium et de l'énergie nucléaire dépendra de l'acceptation continue et accrue de la technologie du nucléaire comme moyen de production d'électricité. Étant donné les facteurs politiques, techniques et environnementaux particuliers qui touchent l'industrie du nucléaire, l'industrie est assujettie à la critique de l'opinion publique, ce qui pourrait avoir une incidence défavorable sur la demande d'énergie nucléaire et raffermir la réglementation de l'industrie de l'énergie nucléaire. Un accident dans un réacteur nucléaire, peu importe l'endroit dans le monde, pourrait avoir une incidence sur l'acceptation par le public et l'intervention des autorités de réglementation de l'énergie nucléaire et les perspectives futures des réacteurs nucléaires, ce qui pourrait avoir une incidence défavorable sur Uranium Participation Corp.

Défaut de liquidité du placement

Uranium Participation Corp. n'est pas un fonds commun de placement et un placement dans les actions ordinaires et des bons de souscription ne peut être remboursé. La liquidité d'Uranium Participation Corp. dépend principalement des ventes ou du prêt d'uranium, par Uranium Participation Corp. Par conséquent, Uranium Participation Corp. pourrait ne pas disposer des ressources financières pour déclarer des dividendes ou faire d'autres distributions en espèces dans la mesure où il est décidé de vendre ou de prêter une partie de son portefeuille d'uranium.

Depuis sa création, la société n'a pas déclaré de dividendes et la société n'a actuellement pas l'intention de déclarer des dividendes.

Valeur liquidative

La valeur liquidative par actions ordinaires déclarée par Uranium Participation Corp. est fondée sur le prix comptant de l'uranium publié par UxCo. Par conséquent, la valeur liquidative pourrait ne pas nécessairement tenir compte de la valeur de réalisation véritable de l'uranium détenu par Uranium Participation Corp.

La valeur liquidative est calculée en retranchant le passif de la société de son actif à la fin de l'exercice pertinent. Ce passif inclut le passif pour impôt sur le revenu futur. Contrairement à la plupart des fonds commun de placement, la société n'est pas admissible en tant que fiducie de fonds commun de placement et, par conséquent, applique les dispositions générales en matière d'impôt prévues par la Loi de l'impôt.

L'exercice des bons de souscription de 2006 aura un effet dilutif sur la valeur liquidative par action ordinaire dans la mesure où la valeur liquidative par action ordinaire est supérieure au prix d'exercice de ces bons de souscription. Le

prix d'exercice des bons de souscription de 2006 est de 12,00 $, ce qui est actuellement supérieur à la valeur liquidative par action ordinaire.

Cours des actions ordinaires

Il semble que le cours des actions ordinaires est lié à la valeur liquidative par action ordinaire. Uranium Participation Corp. ne peut prédire si les actions ordinaires se négocieront à l'avenir à un cours supérieur, paritaire ou inférieur à la valeur liquidative d'Uranium Participation Corp. ou si le cours des bons de souscription d'Uranium Participation Corp. en circulation sera fondé uniquement sur le cours des actions ordinaires.

Le cours des actions ordinaires et des bons de souscription en circulation peut également dépendre du ratio des frais de gestion, qui est calculé, pour chaque exercice, suivant les frais des activités d'investissement (y compris les charges fiscales estimatives) pour l'exercice sur la valeur liquidative moyenne de la société.

Dépendance à l'égard du conseil d'administration et du gestionnaire

Uranium Participation Corp. est une société autorégie par le conseil nommé et élu par les actionnaires détenteurs d'actions ordinaires. Uranium Participation Corp. dépendra, par conséquent, des services de son conseil d'administration et des services de gestion du gestionnaire.

Démission du gestionnaire

Le gestionnaire peut résilier la convention de services de gestion après la durée initiale, conformément à ses modalités. Uranium Participation Corp. pourrait ne pas être en mesure de se procurer des services semblables à ceux fournis en vertu de la convention de services de gestion, ce qui pourrait avoir une incidence défavorable sur son exploitation.

Conflit d'intérêts

Les administrateurs et dirigeants d'Uranium Participation Corp. pourraient fournir des services de placement, d'administration et d'autres services à d'autres entités et parties. Les administrateurs et dirigeants d'Uranium Participation Corp. ont consacré et se sont engagés à consacrer le temps suffisant pour s'acquitter dûment de leurs fonctions en ce qui a trait à l'entreprise et aux affaires d'Uranium Participation Corp., lorsqu'il y a lieu.

Prêt d'uranium

La société a octroyé une option d'emprunt d'uranium dans le cadre des achats décrits à la rubrique « Emploi du produit » et pourrait conclure à l'avenir des ententes de prêt d'uranium. Elle a l'intention d'obtenir la garantie suffisante en échange de l'uranium prêté. Toutefois, il se peut que l'emprunteur ne soit pas en mesure de restituer l'uranium et pourrait, sinon, rembourser en espèces l'équivalent de la valeur de l'uranium emprunté. Dans ce cas, étant donné l'offre limitée de U_3O_8 et de UF_6, la société pourrait ne pas être en mesure de remplacer l'uranium prêté dans son portefeuille.

Changement dans la réglementation

Les changements apportés dans la réglementation, les formalités douanières, les droits de douane et les autres taxes pourraient avoir une incidence sur Uranium Participation Corp. ou ses filiales. Ces changements pourraient, suivant leur nature, tourner à l'avantage d'Uranium Participation Corp. ou lui nuire.

EXPERTS INTÉRESSÉS

Certaines questions d'ordre juridique ayant trait au placement seront étudiées par Heenan Blaikie S.E.NC.R.L, SRL, pour le compte de la société, et par Borden Ladner Gervais s.r.l., pour le compte des preneurs fermes. En dates des présentes, les associés et avocats de Heenan Blaikie S.E.NC.R.L, SRL, en tant que groupe, et les associés et avocats de

Borden Ladner Gervais s.r.l., en tant que groupe, détiennent, directement ou indirectement, moins de 1 % des actions ordinaires en circulation de la société.

Aucun associé ni aucun avocat, selon le cas, des sociétés en nom collectif à responsabilité limitée susmentionnées ne devrait, à l'heure actuelle, être élu, nommé ou retenu comme administrateur, dirigeant ou employé de la société ou d'un membre de son groupe ou d'une de ses filiales.

PROMOTEUR

Le gestionnaire peut être considéré comme le promoteur de la société au sens des règlements sur les valeurs mobilières de certaines provinces du Canada. Le gestionnaire n'obtiendra pas directement ni indirectement d'avantages en raison de ses liens avec la société, sauf ceux décrits à la rubrique « Gestionnaire d'Uranium Participation Corp. » et « Membre de la direction et autre personne intéressée dans des opérations importantes » de la notice annuelle de la société, qui est intégrée par renvoi aux présentes. Les administrateurs et dirigeant du gestionnaire, en tant que groupe, sont propriétaires de moins de 1 % des actions ordinaires du gestionnaire.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la société sont PricewaterhouseCoopers s.r.l., comptables agréés, de Toronto (Ontario).

L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est Services aux investisseurs Computershare Inc., à son établissement principal de Toronto (Ontario).

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DE PRICEWATERHOUSECOOPERS S.R.L./S.E.N.C.R.L.

Nous avons lu le prospectus simplifié d'Uranium Participation Corporation (la « société ») daté du 11 octobre 2007 relatif à l'émission et à la vente de 4 465 000 actions ordinaires de la société. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de la société portant sur l'état de l'actif net consolidé de la société au 28 février 2007 et sur les états consolidés des résultats, de l'évolution de l'actif net et des flux de trésorerie pour la période allant du 15 mars 2005 au 28 février 2006 et pour la période allant du 1er mars 2006 au 28 février 2007. Notre rapport est daté du 26 avril 2007.

(signé) PricewaterhouseCoopers s.r.l./s.e.n.c.r.l.
Comptables agréés, experts-comptables autorisés

Toronto (Ontario)
Le 11 octobre 2007

ATTESTATION DE LA SOCIÉTÉ ET DU PROMOTEUR

Le 11 octobre 2007

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l'Alberta, de la Saskatchewan, du Manitoba, de l'Ontario, du Nouveau-Brunswick, de la Nouvelle-Écosse, de l'Île-du-Prince-Édouard et de Terre-Neuve-et-Labrador et des règles et règlements d'application y afférents. Aux fins de la province de Québec, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi et complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

(Signé) Ernest Peter Farmer
Président
(en tant que chef de la direction)

(Signé) James R. Anderson
Chef de la direction financière

Au nom du conseil d'administration

(Signé) Richard H. McCoy
Administrateur

(Signé) Garth MacRae
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 11 octobre 2007

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l'Alberta, de la Saskatchewan, du Manitoba, de l'Ontario, du Nouveau-Brunswick, de la Nouvelle-Écosse, de l'Île-du-Prince-Édouard et de Terre-Neuve-et-Labrador et des règles et règlements d'application y afférents. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi et complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

VALEURS MOBILIÈRES CORMARK INC.

By: (signé) Peter Grosskopf

MARCHÉS MONDIAUX CIBC INC.	**CORPORATION DE VALEURS MOBILIÈRES DUNDEE**
Par : (signé) Rick G. McCreary	Par : (signé) Robert Klassen
SCOTIA CAPITAUX INC.	**VALEURS MOBILIÈRES TD INC.**
By: (Signed) Jeffrey W. Richmond	Par : (signé) Vered Kaminker
FINANCIÈRE BANQUE NATIONALE INC.	**RAYMOND JAMES LTÉE**
Par : (signé) Steven Farber	Par : (signé) David Greifenberger

Uranium Participation Corporation

RECEIVED

2007 OCT 29 P 1:41

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT SEPTEMBER 30, 2007

TORONTO, October 16, 2007 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at September 30, 2007 was CDN$593,570,000 or CDN$9.92 per share on a basic and fully diluted basis. As at September 30, 2007, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Average Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 378,968
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 269,001
		$ 415,056	$ 647,969
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 84.69[1]
- In United States dollars		$ 37.91	$ 85.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 224.17[1]
- In United States dollars		$ 161.81	$ 225.00

[1] Converted at the September 30, 2007 exchange rate of $0.9963.

In September 2007, Uranium Corp entered into an agreement to purchase 217,230 KgU as UF_6 for a total price of US$45,000,000. Delivery of the UF_6 is anticipated on or before November 30, 2007. This commitment will be funded from the proceeds of a $57,500,000 equity offering which is scheduled to close on October 18, 2007.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U (Common Shares)

Uranium Participation Corporation - Closes Public Offering

TORONTO, October 18, 2007 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of a previously announced bought deal offering of an aggregate of 5,134,750 common shares of the Company, which were sold at a price of $11.20 per common share for aggregate gross proceeds of $57,509,200.00. The common shares sold as part of the offering include 669,750 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. and included CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters").

The proceeds of the offering will be used to purchase 217,230 KgU as uranium hexafluoride (UF_6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the offering in uranium, which may include uranium oxide in concentrates ("U_3O_8") and UF_6.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President	(416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer	(416) 979-1991 Ext. 372

Uranium
Participation
Corporation

INTERIM REPORT

AUGUST 31, 2007

Managed by:

DENISON MINES

Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
www.denisonmines.com

Interim Report
August 31, 2007

Uranium Participation Corporation

www.uraniumparticipation.com

To Our Shareholders,

The six-month period ended August 31, 2007 has been volatile for uranium spot prices and therefore the net asset value of Uranium Participation Corporation ("Uranium Corp" or the "Company"). Spot prices for U_3O_8 and UF_6 rose from $85.00/lb. and $233.00/KgU respectively to a peak of $136.00/lb. and $360.00/KgU in June 2007 before falling over the summer to $90.00/lb. and $240.00/KgU respectively at August 31, 2007. In spite of the volatility in the spot price, the quoted long-term price for U_3O_8 rose to $95.00/lb. in May 2007 and has remained there.

Net assets from operations decreased $45.4 million for the six months ended August 31, 2007. This resulted from $56.3 million in unrealized losses incurred due to the decline in value of the Company's uranium investments, offset by $10.1 million in future income tax recoveries. Additionally, the Company earned $3.9 million in income from the lending of its uranium investments, $0.2 million in interest from invested cash, and incurred $1.3 million in foreign exchange losses due to the decline in the value of the U.S. currency acquired and held for purchases of uranium.

This compares to an increase in net assets from operations of $32.1 million for the six months ended August 31, 2006 resulting from $45.3 million in unrealized gains on uranium investments, $11.6 million in future income tax provisions, $0.2 million in interest from invested cash and $0.6 million in foreign exchange losses.

Net asset value increased from $579.4 million at February 28, 2007 to $656.5 million at August 31, 2007 with net asset value per common share decreasing from $11.95 to $10.97 over the six-month period.

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

Following the financing commitment on September 28, 2007, the Manager negotiated an agreement to purchase, conditional on completion of the financing, for and on behalf of Uranium Corp, 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

E. Peter Farmer
President

October 3, 2007

Uranium Participation Corporation
Interim Management Report of Fund Performance
August 31, 2007

DISCLOSURE

This Interim Management Report of Fund Performance contains financial highlights but does not contain either interim or annual financial statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the interim or annual financial statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Interim Management Report of Fund Performance is current as of October 2, 2007. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Interim Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. For a list of the principal risks of an investment in Uranium Corp, please refer to the "RISK FACTORS" section of the Company's annual management report of fund performance dated February 28, 2007.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share decreased from $11.95 per share at February 28, 2007 to $10.97 at August 31, 2007 representing a basic net asset value loss of 8.2%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 4.7%.

Uranium Corp's net assets at August 31, 2007 were $656,537,000 representing a 13.3% increase from the net assets of $579,364,000 at February 28, 2007. Of the net asset value increase of $77,173,000 over the period, $122,573,000 was attributable to the after-tax net proceeds of additional equity issues, offset by decrease of $45,400,000 from investment operation performance.

Equity Financing

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total proceeds of $94,900,000.

As at August 31, 2007, Uranium Corp had 59,857,091 common shares and 2,828,799 warrants issued and outstanding. The remaining warrants outstanding were issued in September 2006 (the "2006 warrants") and are exercisable into common shares at $12.00 per warrant. During the period, 4,924,825 warrants were exercised with the majority relating to the May 2005 (the "2005 warrants") warrants that had exercise prices of $6.25.

Since inception, Uranium Corp has raised gross proceeds of $411,151,000 through common share and equity unit financings, with an additional $31,136,000 received through warrant exercises. Uranium Corp invested $415,056,000 or 93.8% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the period, Uranium Corp increased its U_3O_8 holdings by 275,000 pounds, raising its total holdings to 4,475,000 pounds at August 31, 2007. The total average cost of this investment was $197,093,000 or $44.04 per pound. The fair value of this investment at August 31, 2007 was $425,465,000 or $95.08 [(1)] per pound, representing an increase of 115.9%. On a U.S dollar basis, the fair value of this investment has increased by 137.4%.

During the period, Uranium Corp increased its UF_6 holdings by 250,000 KgU, raising its total holdings to 1,200,000 KgU at August 31, 2007. The total average cost of this investment was $217,963,000 or $181.64 per KgU. The fair value of this investment at August 31, 2007 was $304,243,000 or $253.54 [(1)] per KgU, representing an increase of 39.6%. On a U.S dollar basis, the fair value of this investment has increased by 48.3%.

Uranium Corp has loaned 500,000 KgU of UF_6 to a producer, subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral is held in the form of an irrevocable letter of credit from a major financial institution that is subject to adjustment on an annual basis. As at August 31, 2007, the market value of investments lent was $126,768,000 with collateral held of $163,711,000.

(1) Reflects spot prices published by Ux Consulting Company, LLC on August 27, 2007 of US$90.00 per pound for U_3O_8 and US$240.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0564.

Investment Performance

Investment operation results declined by $45,400,000 in the six months ended August 31, 2007, largely due to unrealized losses on uranium investments of $56,272,000 net of tax provision movements of $10,111,000.

Unrealized losses on investments reflect the recent drop in U_3O_8 and UF_6 spot prices. As reported by the Ux Consulting Company, LLC ("UxCo"), spot prices for U_3O_8 increased from US$85.00 per pound at February 2007 to a high of US$136.00 per pound at June 2007 before declining to US$90.00 per pound at August 2007. Similarly, spot prices for UF_6 increased from US$233.00 per KgU at February 2007 to a high of US$360.00 per KgU at June 2007 before declining to US$240.00 per KgU at August 2007. Prices have declined subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Tax Act therefore is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax provision movements reflect an effective tax rate of approximately 18% for the period compared to approximately 27% in prior year's comparable period. This drop in the effective future tax rate is primarily due to uranium investments made through its wholly owned subsidiary, Uranium Participation Cyprus Limited, resulting in future tax assets and liabilities calculated at rates between 10% and 33%.

RECENT DEVELOPMENTS

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

On September 28, 2007, the Manager agreed to purchase, conditional on financing, for and on behalf of Uranium Corp., 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

As reported by UxCo as at October 1, 2007, the spot price of U_3O_8 has declined to US$75.00 per pound from US$90.00 per pound on August 27, 2007 a decrease of 16.7% while the UF_6 Value has declined to US$207.46 compared to the UF_6 price of US$240.00 per KgU on August 27, 2007, a decrease of 13.6%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp

exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an Initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp entered into a credit agreement with the Manager in September 2006 for a revolving facility of up to $15,000,000 that was terminated on April 10, 2007. Uranium Corp had drawn and repaid $11,600,000 under the facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with related parties during the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Fees incurred with the Manager:		
Management fees	$ 1,047	$ 375
Equity financing fees [1]	200	200
Commissions on purchases of uranium [2]	1,615	884
Shareholder information and other compliance	6	30
General office and miscellaneous	1	8
Interest and other debt related expenses		
Facility arrangement fees	–	100
Interest on loan payable	91	88
Standby fees on line of credit	4	22
Total fees incurred with related parties	$ 2,964	$ 1,707

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.
[2] Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at August 31, 2007, accounts payable and accrued liabilities included $158,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance and the interim performance, in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial period.

	August 2007 [1]	February 2007 [2]	February 2006 [3]
Net asset value return/(loss) – basic	(8.2%)	110.0%	18.3%
Net asset value return/(loss) – diluted	(4.0%)	100.9%	18.3%
Market value return/(loss)	(28.6%)	94.1%	40.2%

(1) For the six months ended August 31, 2007.
(2) For the year ended February 28, 2007.
(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	August 2007 [1]	February 2007 [2]	February 2006 [3]
Net asset value return – basic	128.1%	148.4%	18.3%
Net asset value return – diluted	128.1%	137.6%	18.3%
Market value return	94.2%	172.1%	40.2%
S&P / TSX Composite Index [4]	43.9%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to August 31, 2007.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2007.
(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.
(4) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at August 31, 2007:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 425,465
Uranium hexafluoride ("UF_6")	1,200,000 KgU	$ 217,963	$ 304,243
		$ 415,056	$ 729,708
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 95.08
- In United States dollars		$ 37.91	$ 90.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 253.54
- In United States dollars		$ 161.81	$ 240.00

(1) The market values have been translated to Canadian dollars using the August 31, 2007 noon foreign exchange rate of 1.0564.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's unaudited interim and audited annual financial statements.

Net Asset Value per Share

	August 2007 (1)	February 2007 (2)	February 2006 (3)
Net Asset Value per Share – Basic:			
Net asset value, beginning of period (3)	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations (4):			
Total revenue	$ 0.07	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.06)	$ (0.09)	$ (0.13)
Income tax provision	$ 0.18	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (1.00)	$ 8.39	$ 1.21
Total increase (decrease) from operations	$ (0.81)	$ 6.27	$ 0.73
Net asset value, end of period (4)	$ 10.97	$ 11.95	$ 5.69
Net asset value per share – diluted:			
Net asset value, beginning of period (4)	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations (4):			
Total revenue	$ 0.07	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.06)	$ (0.09)	$ (0.13)
Income tax provision	$ 0.18	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –
Unrealized gains (losses) for the period	$ (1.00)	$ 8.03	$ 1.21
Total increase (decrease) from operations	$ (0.81)	$ 6.00	$ 0.73
Net asset value, end of period (4)	$ 10.97	$ 11.43	$ 5.69

(1) For the six months ended August 31, 2007.

(2) For the twelve months ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006. At May 10, 2005, the net asset value of the fund was $4.81.

(4) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	August 2007 [1]	February 2007 [2]	February 2006 [3]
Total net assets, end of the period (000's)	$ 656,537	$ 579,364	$175,010
Number of common shares outstanding (000's)	59,857	48,474	30,751
Management expense ratio [4]			
Total expenses before taxes	0.44%	1.11%	2.38%
Income tax provision/(recovery)	(1.32%)	25.05%	7.26%
Portfolio turnover rate	–	–	–
Trading expense ratio [5]	0.21%	0.73%	1.75%
Closing market price per common share on the TSX [6]	$ 10.10	$ 14.15	$ 7.29

(1) For the six months ended August 31, 2007.

(2) For the twelve months ended February 28, 2007.

(3) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(4) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(5) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

(6) On May 10, 2005 the closing market price per common share on the TSX was $5.20.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT AUGUST 31, 2007 AND FEBRUARY 28, 2007 (Unaudited)

(in thousands of Canadian dollars, except per share amounts)	August 2007	February 2007
Assets		
Investments at market value	$ 729,708	$ 676,670
(at cost: August-$415,056; February-$305,745)		
Cash and cash equivalents	1,094	867
Sundry receivables and other assets	1,698	1,038
Income taxes receivable	183	275
Future income taxes (note 3)	8,411	7,360
	$ 741,094	$ 686,210
Liabilities		
Accounts payable and accrued liabilities	855	1,031
Income taxes payable	106	106
Loan payable (note 5)	–	11,600
Future income taxes (note 3)	83,596	94,109
Net assets	$ 656,537	$ 579,364
Net assets represented by		
Common shares (note 4)	$ 425,850	$ 299,759
Warrants (note 4)	2,455	6,003
Contributed surplus (note 4)	30	–
Retained earnings	228,202	273,602
	$ 656,537	$ 579,364
Common shares		
Issued and outstanding	59,857,091	48,473,727
Net asset value per common share		
Basic	$ 10.97	$ 11.95
Diluted	$ 10.97	$ 11.43

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Income		
Interest	$ 184	$ 181
Income from investment lending (note 6)	3,925	–
Unrealized gains/(losses) on investments	(56,272)	45,256
	(52,163)	45,437
Operating expenses		
Management fees (note 5)	1,047	375
Storage fees	467	287
Audit fees	23	5
Directors fees	51	56
Legal and other professional fees	168	30
Shareholder information and other compliance	111	117
General office and miscellaneous	105	45
Interest and other debt related expenses	95	210
Foreign exchange loss	1,281	615
	3,348	1,740
Increase/(decrease) in net assets from operations before taxes	(55,511)	43,697
Income tax provision/(recovery) (note 3)	(10,111)	11,609
Increase/(decrease) in net assets from operations after taxes	(45,400)	32,088
Opening retained earnings	273,602	16,228
Closing retained earnings	228,202	48,316
Increase/(decrease) in net assets from operations per common share (note 4)		
Weighted average common shares outstanding	56,307,359	34,464,873
Basic	$ (0.81)	$ 0.93
Diluted	$ (0.81)	$ 0.90

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Net assets at beginning of period	$ 579,364	$ 175,010
Net proceeds from issue of units and shares, after tax	122,573	50,298
Increase/(decrease) in net assets from operations after taxes	(45,400)	32,088
Net assets at end of period	$ 656,537	$ 257,396

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED AUGUST 31, 2007 AND 2006 (Unaudited)

(in thousands of Canadian dollars)	August 2007	August 2006
Operating Activities		
Increase/(decrease) in net assets from operations after taxes	$ (45,400)	$ 32,088
Adjustments for non-cash items:		
Unrealized (gains)/losses on investments	56,272	(45,256)
Future income tax provision/(recovery)	(10,132)	11,785
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(660)	(121)
Change in income taxes receivable	93	(276)
Change in accounts payable and accrued liabilities	(176)	285
Change in income taxes payable	–	(324)
Net cash used in operating activities	(3)	(1,819)
Investing Activities		
Purchases of uranium investments	(109,311)	(59,815)
Net cash used in investing activities	(109,311)	(59,815)
Financing Activities		
Repayments of loans payable	(11,600)	–
Share and warrant issues net of issue costs	121,141	49,360
Net cash generated by financing activities	109,541	49,360
Increase (decrease) in cash and cash equivalents	227	(12,274)
Cash and cash equivalents - beginning of period	867	13,996
Cash and cash equivalents - end of period	$ 1,094	$ 1,722

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT AUGUST 31, 2007 (Unaudited)

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [(1)]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,475,000 lbs	$ 197,093	$ 425,465
Uranium hexafluoride ("UF_6") [(2)]	1,200,000 KgU	$ 217,963	$ 304,243
		$ 415,056	$ 729,708
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 44.04	$ 95.08
- In United States dollars		$ 37.91	$ 90.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.64	$ 253.54
- In United States dollars		$ 161.81	$ 240.00

(1) The market values have been translated to Canadian dollars using the August 31, 2007 noon foreign exchange rate of 1.0564.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2007.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended August 31, 2007 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with Uranium Corp's audited consolidated financial statements and notes thereto for the year ended February 28, 2007.

New Accounting Standards

On April 1, 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3855, "Financial Instruments - Recognition and Measurement" of the CICA Handbook which establishes standards for the fair valuation of investments as well as the accounting treatment of transaction costs. Section 3855 applies to fiscal years beginning on or after October 1, 2006. The new accounting standard has no significant impact on the Company.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund corporation and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Increase/(decrease) in net assets from operations before income taxes	$(55,511)	$ 43,697
Combined federal and Ontario provincial income tax rate	36.12%	36.12%
Computed income tax expense/(recovery)	(20,051)	15,783
Operating loss carry-back	(23)	(111)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	8,880	(1,718)
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	822	(2,374)
Tax impact of non-deductible expenses	115	93
Other	146	(64)
Provision for income taxes	$ (10,111)	$ 11,609
Provision for (recovery of) income taxes comprised of:		
Current tax expense/(recovery)	$ 21	$ (176)
Future tax expense/(recovery)	(10,132)	11,785
	$ (10,111)	$ 11,609

The components of the Company's future tax balances as at August 31, 2007 and 2006 are as follows:

(in thousands of Canadian dollars)	August 2007	August 2006
Future tax assets:		
Tax benefit of share issue costs	$ 3,923	$ 2,549
Tax benefit of loss carryforwards	4,488	2,397
Future tax assets	$ 8,411	$ 4,946
Future tax liabilities:		
Unrealized gain on investments	$ 83,905	$ 20,931
Tax benefit of loss carryforwards	(309)	(151)
Future tax liabilities	$ 83,596	$ 20,780

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the six months ended August 31, 2007 is as follows:

(in thousands of Canadian dollars)	August 2007
Common shares – beginning of period	$299,759
Shares issued pursuant to:	
Common share financings	
Gross proceeds on new issues	94,900
Less: Issue costs	(4,341)
Add: Tax effect of issue costs	1,432
Warrant activity	
Gross proceeds from exercises	30,582
Add: Fair value transfer from warrants	3,518
Common shares – end of period	$425,850

The movement in the number of common shares for the six months ended August 31, 2007 is as follows:

(in number of shares)	August 2007
Common shares – beginning of period	48,473,727
Shares issued pursuant to:	
New issues	6,500,000
Warrant exercises	4,883,364
Common shares – end of period	59,857,091

Common share financings

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

Warrants

The movement in warrants for the six months ended August 31, 2007 is as follows:

(in thousands of Canadian dollars)	August 2007
Warrants – beginning of period	$ 6,003
Warrants issued during the period	–
Warrants exercised during the period	(3,518)
Warrants expired during the period	(30)
Warrants – allocated fair value end of period	$ 2,455
Warrant allocated fair value comprised of:	
May 2005 equity unit financing	–
September 2006 equity unit financing	2,455
	$ 2,455

The movement in the number of warrants for the six months ended August 31, 2007 is as follows:

(in number of warrants)	August 2007
Warrants – beginning of period	7,753,624
Warrants issued during the period	–
Warrants exercised during the period	(4,883,364)
Warrants expired during the period	(41,461)
Warrants – end of period	2,828,799
Warrants outstanding by issue:	
May 2005 equity unit financing	–
September 2006 equity unit financing	2,828,799
	2,828,799

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. The May 2005 equity unit financing warrants were fully exercised or expired as of May 10, 2007. As at August 31, 2007, none of the outstanding warrants are dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and fully diluted increase in net assets from operations per common share was based on the following weighted average number of shares outstanding for the six months ended August 31, 2007:

(in number of shares)	August 2007
Weighted average number of shares outstanding:	
Basic	56,307,359
Add: Warrant Dilution	–
Fully diluted	56,307,359

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Participation Corporation.

Uranium Corp entered into a credit agreement with the Manager in September 2006 for a revolving facility of up to $15,000,000 that was terminated on April 10, 2007. Uranium Corp had drawn and repaid $11,600,000 under the facility.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

The following transactions were incurred with related parties during the six months ended August 31, 2007 and 2006:

(in thousands of Canadian dollars)	August 2007	August 2006
Fees incurred with the Manager:		
Management fees	$ 1,047	$ 375
Equity financing fees [(1)]	200	200
Commissions on purchases of uranium [(2)]	1,615	884
Shareholder information and other compliance	6	30
General office and miscellaneous	1	8
Interest and other debt related expenses		
Facility arrangement fees	–	100
Interest on loan payable	91	88
Standby fees on line of credit	4	22
Total fees incurred with related parties	$ 2,964	$ 1,707

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.

(2) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at August 31, 2007, accounts payable and accrued liabilities included $158,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at August 31, 2007, the outstanding value of investments lent and collateral held is as follows:

Investment (in thousands of Canadian dollars)	Quantity of Measure	Market Value of Investments Lent	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 126,768	$ 163,711

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis.

7. SUBSEQUENT EVENTS

On September 27, 2007, Uranium Corp entered into an agreement to issue an additional 4,465,000 common shares at $11.20 per share for total gross proceeds of $50,000,000. Closing is expected on or about October 18, 2007 and is subject to regulatory approval. The agreement also includes an option to issue an additional 669,750 common shares at the option of the underwriter. The proceeds of the offering will be used to purchase uranium and fund ongoing obligations of the Company.

On September 28, 2007, the Manager agreed to purchase, conditional on financing, for and on behalf of Uranium Corp., 217,230 KgU as UF_6 at US$207.15 per KgU for an aggregate purchase commitment totaling US$45,000,000 (excluding commissions). Delivery is anticipated on or before November 30, 2007.

On October 1, 2007, Ux Consulting Company reported a spot price of US$75.00 per pound for U_3O_8 which equates to a UF_6 Value of US$207.46 per KgU.

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

October 18, 2007

Item 3. News Release

A news release announcing the change referred to in this report was issued on October 18, 2007 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") announced the closing of a previously announced bought deal offering of an aggregate of 5,134,750 common shares of the Company, which were sold at a price of $11.20 per common share for aggregate gross proceeds of $57,509,200. The common shares sold as part of the offering include 669,750 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. and included CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd.

Item 5. Full Description of Material Change

See the news release issued on October 18, 2007, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

E. Peter Farmer, President
Tel: (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 22nd day of October, 2007.

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE | Trading symbol: U (Common Shares)

Uranium Participation Corporation - Closes Public Offering

TORONTO, October 18, 2007 -- Uranium Participation Corporation (the "Company") is pleased to announce the closing of a previously announced bought deal offering of an aggregate of 5,134,750 common shares of the Company, which were sold at a price of $11.20 per common share for aggregate gross proceeds of $57,509,200.00. The common shares sold as part of the offering include 669,750 shares issued as a result of the exercise of an over-allotment option by the underwriters.

The syndicate of underwriters was led by Cormark Securities Inc. and included CIBC World Markets Inc., Dundee Securities Corporation, National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Raymond James Ltd. (the "Underwriters").

The proceeds of the offering will be used to purchase 217,230 KgU as uranium hexafluoride (UF_6), to fund future purchases of uranium and to fund the ongoing obligations of Uranium Participation Corp. Uranium Participation Corp. will invest at least 85% of the gross proceeds of the offering in uranium, which may include uranium oxide in concentrates ("U_3O_8") and UF_6.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corporation's current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corporation, see "Risk Factors" in Uranium Participation Corporation's Annual Information Form dated April 30, 2007, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corporation does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) with the primary investment objective of achieving appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licenced facilities located in Canada, France and the United States. The strategy of the Company is to invest primarily in long-term holdings of U_3O_8 and UF_6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

- 30 -

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231
James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

END